EXCELLENCE

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

Piengchai Pookakupt, Ph.D.
Executive Vice President

12g3-2(b) File No.82-4922

Ref No. OS.100/2007

November 12, 2007

SEC MAIL PROCESSING SECTION RECEIVED NOV 15 2007 WASH. D.C. 209

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
U.S.A.

07028105

SUPPL

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

P. Pookakupt

PROCESSED
NOV 20 2007
THOMSON FINANCIAL

dlw 11/19

KASIKORNBANK PUBLIC COMPANY LIMITED

And Its Subsidiaries

Interim financial statements

and

Review Report of Certified Public Accountant

For the three-month and nine-month periods ended 30 September 2007

MW.

Review Report of Certified Public Accountant

To the Board of Directors of KASIKORNBANK PUBLIC COMPANY LIMITED.

I have reviewed the accompanying consolidated and Bank-only balance sheets as at 30 September 2007, and the related statements of income for the three-month and nine-month periods and the statements of changes in shareholders' equity and cash flows for the nine-month period then ended of **KASIKORNBANK PUBLIC COMPANY LIMITED** and its subsidiaries, and of **KASIKORNBANK PUBLIC COMPANY LIMITED**, respectively. The Bank's management is responsible for the correctness and completeness of information presented in these financial statements. My responsibility is to issue a report on these financial statements based on my review. The consolidated and the Bank-only statements of income for the three-month and nine-month periods ended 30 September 2006 and statements of changes in shareholders' equity and cash flows for nine-month periods then ended of **KASIKORNBANK PUBLIC COMPANY LIMITED** and its subsidiaries, and of **KASIKORNBANK PUBLIC COMPANY LIMITED**, respectively, were reviewed by another auditor whose report dated 10 November 2006 stated that nothing had come to his attention that caused him to believe that those financial statements were not presented fairly, in all material respects, in accordance with generally accepted accounting principles. The Bank-only financial statements for the three-month and nine-month periods ended 30 September 2006 have been restated for the effects of the change in accounting policy for investments in subsidiaries and associates from the equity method of accounting to the cost method, as described in note 3 to the financial statements. I have reviewed the adjustments made to the Bank-only financial statements. Based on my review, nothing has come to my attention to indicate that those adjustments are not appropriate and properly applied.

I conducted my review in accordance with the auditing standard applicable to review engagements. This standard requires that I plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of the Bank personnel and analytical procedures applied to financial data and thus provides less assurance than an audit in accordance with generally accepted auditing standards. I have not performed an audit and, accordingly, I do not express an audit opinion on the reviewed financial statements.

Based on my review, nothing has come to my attention that causes me to believe that the accompanying financial statements are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

The consolidated and the Bank-only financial statements for the year ended 31 December 2006 of **KASIKORNBANK PUBLIC COMPANY LIMITED** and its subsidiaries, and of **KASIKORNBANK PUBLIC COMPANY LIMITED,** respectively, were audited by another auditor who expressed an unqualified opinion on those financial statements in his report dated 21 February 2007. The Bank-only financial statements for the year ended 31 December 2006 have been restated for the effects of the change in accounting policy for investments in subsidiaries and associates from the equity method of accounting to the cost method, as described in note 3 to the financial statements. I have audited the adjustments that were applied to the presentation of 2006 Bank-only financial statements and in my opinion these adjustments are appropriate and have been properly applied. The consolidated and Bank-only balance sheets as at 31 December 2006, which are included in the accompanying financial statements for comparative purposes, are components of those financial statements.

(Thirdthong Thepmongkorn)
Certified Public Accountant
Registration No. 3787

KPMG Phoomchai Audit Ltd.
Bangkok
9 November 2007

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

		Thousand Baht			
		Consolidated		The Bank	
	Notes	30 September 2007 (Unaudited)	31 December 2006	30 September 2007 (Unaudited)	31 December 2006 (Restated)
ASSETS					
Cash		17,205,011	18,410,830	17,204,482	18,410,307
Interbank and money market items	14				
Domestic items					
Interest bearing		14,147,700	1,375,214	14,194,934	1,321,941
Non-interest bearing		956,886	1,734,958	1,047,899	1,825,247
Foreign items					
Interest bearing		106,367,361	79,098,887	106,367,361	79,098,887
Non-interest bearing		441,642	632,914	441,642	632,914
Total Interbank and Money Market Items - net		121,913,589	82,841,973	122,051,836	82,878,989
Securities purchased under resale agreements		-	22,200,000	-	22,200,000
Investments	5, 14				
Current investments - net		67,663,065	51,338,397	67,462,135	51,022,673
Long-term investments - net		35,646,870	50,165,759	35,144,056	49,298,641
Investments in subsidiaries and associated companies - net		589,373	482,468	9,257,459	9,740,599
Total Investments - net		103,899,308	101,986,624	111,863,650	110,061,913
Loans and accrued interest receivables	6, 7				
Loans		729,564,632	677,206,709	726,333,191	673,336,007
Accrued interest receivables		1,711,395	1,812,525	1,553,904	1,628,509
Total Loans and Accrued Interest Receivables		731,276,027	679,019,234	727,887,095	674,964,516
Less Allowance for doubtful accounts	8	(31,459,184)	(31,703,047)	(27,671,236)	(26,712,346)
Less Revaluation allowance for debt restructuring	9	(2,014,135)	(1,289,861)	(2,008,645)	(1,259,160)
Total Loans and Accrued Interest Receivables - net		697,802,708	646,026,326	698,207,214	646,993,010
Properties foreclosed - net		15,338,871	16,495,561	11,103,211	11,639,583
Customers' liability under acceptances		1,562,707	525,175	1,562,707	525,175
Premises and equipment - net		23,990,236	22,292,665	23,467,661	22,003,602
Intangible assets - net		6,309,205	5,318,302	5,067,473	3,971,149
Derivative revaluation		10,548,984	9,827,153	10,548,984	9,827,153
Other assets - net		8,724,158	9,584,138	6,787,396	8,359,597
Total Assets		1,007,294,777	935,508,747	1,007,864,614	936,870,478

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

		Thousand Baht			
		Consolidated		The Bank	
	Notes	30 September 2007 (Unaudited)	31 December 2006	30 September 2007 (Unaudited)	31 December 2006 (Restated)
LIABILITIES AND SHAREHOLDERS' EQUITY					
Deposits					
Deposits in baht		803,851,075	744,877,039	804,731,599	745,945,154
Deposits in foreign currencies		8,192,676	6,053,802	8,192,676	6,053,802
Total Deposits		812,043,751	750,930,841	812,924,275	751,998,956
Interbank and money market items					
Domestic items					
Interest bearing		13,838,711	14,860,644	14,115,546	15,254,911
Non-interest bearing		1,747,703	1,611,006	1,751,448	1,613,578
Foreign items					
Interest bearing		205,287	523,465	205,287	523,465
Non-interest bearing		154,979	694,380	154,979	694,380
Total Interbank and Money Market Items		15,946,680	17,689,495	16,227,260	18,086,334
Liabilities payable on demand		7,430,384	6,757,266	7,430,384	6,757,266
Borrowings					
Short-term borrowings		28,763,972	26,619,531	28,593,808	26,807,900
Long-term borrowings		18,930,334	19,173,953	18,930,334	19,173,953
Total Borrowings		47,694,306	45,793,484	47,524,142	45,981,853
Bank's liability under acceptances		1,562,707	525,175	1,562,707	525,175
Derivative revaluation		8,147,472	6,611,065	8,147,472	6,611,065
Other liabilities		17,692,909	18,963,103	17,048,452	18,491,807
Total Liabilities		910,518,209	847,270,429	910,864,692	848,452,456

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

		Thousand Baht			
		Consolidated		The Bank	
	Notes	30 September 2007 (Unaudited)	31 December 2006	30 September 2007 (Unaudited)	31 December 2006 (Restated)
Shareholders' equity					
Share capital	11				
Authorized share capital					
3,048,614,697 ordinary shares, Baht 10 par value		30,486,147	30,486,147	30,486,147	30,486,147
Issued and paid-up share capital					
2,387,969,313 ordinary shares, Baht 10 par value		23,879,693		23,879,693	
2,382,147,733 ordinary shares, Baht 10 par value			23,821,477		23,821,477
Premium on ordinary shares		18,008,826	17,903,743	18,008,826	17,903,743
Appraisal surplus on asset revaluation		9,775,454	9,883,084	9,775,454	9,883,084
Revaluation surplus (deficit) on investments	5	994,753	(156,538)	993,966	(159,690)
Retained earnings					
Appropriated					
Legal reserve		2,160,000	2,160,000	2,160,000	2,160,000
Unappropriated		41,957,794	34,626,533	42,181,983	34,809,408
		96,776,520	88,238,299	96,999,922	88,418,022
Minority interests		48	19	-	-
Total Shareholders' Equity		96,776,568	88,238,318	96,999,922	88,418,022
Total Liabilities and Shareholders' Equity		1,007,294,777	935,508,747	1,007,864,614	936,870,478
Off-balance sheet items - contingencies	15				
Aval to bills and guarantees of loans		1,190,357	639,151	1,190,357	639,151
Liability under unmatured import bills		5,489,282	5,162,801	5,489,282	5,162,801
Letters of credit		17,810,211	19,200,000	17,810,211	19,200,000
Other contingencies		1,581,762,186	1,125,293,704	1,581,555,428	1,125,098,631

(Pol.Gen. Pow Sarasin)
Vice Chairman

(Dr.Prasarn Trairatvorakul)
President

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE THREE-MONTH PERIODS ENDED 30 SEPTEMBER 2007 AND 2006

(Unaudited)

		Thousand Baht			
		Consolidated		The Bank	
	Notes	2007	2006	2007	2006 (Restated)
Interest and dividend income					
Loans		11,221,923	10,973,483	11,382,814	11,088,762
Interbank and money market items		1,015,155	970,928	1,028,926	969,764
Hire purchase and financial lease		327,042	137,810	-	-
Investments		1,098,525	1,062,188	1,325,986	1,151,632
Total Interest and Dividend Income		13,662,645	13,144,409	13,737,726	13,210,158
Interest expense					
Deposits		3,664,151	3,961,694	3,677,845	3,962,765
Interbank and money market items		51,948	125,996	53,329	131,919
Short-term borrowings		294,450	274,748	297,947	275,242
Long-term borrowings		254,740	269,219	254,740	269,219
Total Interest Expense		4,265,289	4,631,657	4,283,861	4,639,145
Net income from interest and dividends		9,397,356	8,512,752	9,453,865	8,571,013
Bad debt and doubtful accounts (reversal)		707,302	(425,686)	813,509	(372,036)
Loss on debt restructuring		1,046,803	1,883,657	887,596	1,820,789
Net income from interest and dividends after bad debt and doubtful accounts and loss on debt restructuring		7,643,251	7,054,781	7,752,760	7,122,260
Non-interest income					
Gain on investments	5	170,324	69,292	138,858	75,222
Share of profit from investments on equity method		56,540	73,493	-	-
Fees and service income					
Acceptances, aval and guarantees		271,439	224,610	271,439	224,610
Others		3,179,101	2,516,755	2,799,515	2,256,499
Gain on exchanges		731,684	552,041	731,684	552,041
Other income		244,478	303,101	226,627	290,537
Total Non-interest Income		4,653,566	3,739,292	4,168,123	3,398,909
Non-interest expenses					
Personnel expenses		2,365,599	2,070,069	2,182,193	1,927,261
Premises and equipment expenses		1,533,601	1,267,604	1,474,251	1,226,922
Taxes and duties		605,617	558,875	589,327	548,685
Fees and service expenses		824,052	721,505	760,891	688,031
Directors' remuneration		22,975	22,920	21,475	21,420
Contributions to Financial Institutions Development Fund		766,279	689,132	766,279	689,132
Other expenses		1,027,962	1,045,840	941,987	973,597
Total Non-interest Expenses		7,146,085	6,375,945	6,736,403	6,075,048
Income before income tax		5,150,732	4,418,128	5,184,480	4,446,121
Income tax expense		1,738,750	1,342,590	1,698,788	1,310,373
Net income before minority interests		3,411,982	3,075,538	3,485,692	3,135,748
(Income) loss of minority interests		(2)	3	-	-
Net income		3,411,980	3,075,541	3,485,692	3,135,748
Basic earnings per share (Baht)	11	1.43	1.29	1.46	1.32
Weighted average number of ordinary shares (shares)	11	2,387,930,525	2,381,897,783	2,387,930,525	2,381,897,783

(Pol.Gen. Pow Sarasin)
Vice Chairman

(Dr.Prasarn Trairatvorakul)
President

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE NINE-MONTH PERIODS ENDED 30 SEPTEMBER 2007 AND 2006

(Unaudited)

		Thousand Baht			
		Consolidated		The Bank	
	Notes	2007	2006	2007	2006 (Restated)
Interest and dividend income					
Loans		34,230,004	30,693,827	34,684,861	30,885,974
Interbank and money market items		3,016,942	3,072,556	3,045,077	3,068,813
Hire purchase and financial lease		805,091	296,054	-	-
Investments		3,582,453	3,243,811	4,218,496	3,517,876
Total Interest and Dividend Income		41,634,490	37,306,248	41,948,434	37,472,663
Interest expense					
Deposits		12,859,797	9,827,037	12,899,246	9,828,938
Interbank and money market items		165,636	439,455	176,323	453,242
Short-term borrowings		558,230	506,690	570,741	507,184
Long-term borrowings		764,563	809,626	764,563	809,626
Total Interest Expense		14,348,226	11,582,808	14,410,873	11,598,990
Net income from interest and dividends		27,286,264	25,723,440	27,537,561	25,873,673
Bad debt and doubtful accounts		2,637,714	823,063	2,776,520	1,131,089
Loss on debt restructuring		1,442,965	2,999,481	1,249,010	2,717,937
Net income from interest and dividends after bad debt and doubtful accounts and loss on debt restructuring		23,205,585	21,900,896	23,512,031	22,024,647
Non-interest income					
Gain on investments	5	1,155,940	234,233	1,059,930	237,382
Share of profit from investments on equity method		130,879	138,492	-	-
Fees and service income					
Acceptances, aval and guarantees		740,679	607,084	740,679	607,084
Others		8,891,340	7,059,006	7,881,228	6,284,386
Gain on exchanges		1,959,171	1,250,666	1,959,171	1,250,666
Other income		745,807	910,258	585,662	816,781
Total Non-interest Income		13,623,816	10,199,739	12,226,670	9,196,299
Non-interest expenses					
Personnel expenses		6,750,796	5,794,335	6,257,753	5,378,516
Premises and equipment expenses		4,508,850	3,680,241	4,349,572	3,564,389
Taxes and duties		1,808,511	1,605,129	1,765,894	1,559,857
Fees and service expenses		2,249,928	2,063,534	2,132,056	1,958,856
Directors' remuneration		72,526	72,283	68,026	67,743
Contributions to Financial Institutions Development Fund		2,276,124	2,079,669	2,276,124	2,079,669
Other expenses		3,029,529	2,504,388	2,791,603	2,274,685
Total Non-interest Expenses		20,696,264	17,799,579	19,641,028	16,883,715
Income before income tax		16,133,137	14,301,056	16,097,673	14,337,231
Income tax expense		4,756,674	4,066,953	4,649,530	3,961,070
Net income before minority interests		11,376,463	10,234,103	11,448,143	10,376,161
(Income) loss of minority interests		(6)	1,424	-	-
Net income		11,376,457	10,235,527	11,448,143	10,376,161
Basic earnings per share (Baht)	11	4.77	4.30	4.80	4.36
Weighted average number of ordinary shares (shares)	11	2,387,188,374	2,381,253,897	2,387,188,374	2,381,253,897

(Pol.Gen. Pow Sarasin)
Vice Chairman

(Dr.Prasarn Trairatvorakul)
President

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE NINE-MONTH PERIODS ENDED 30 SEPTEMBER 2007 AND 2006

(Unaudited)

		Thousand Baht							
		Consolidated							
		Issued and	Premium on	Appraisal	Revaluation (Deficit)	Retained Earnings		Minority	Total
	Notes	Paid-up Share Capital	Share Capital	Surplus on Asset Revaluation	Surplus on Investments	Appropriated Legal Reserve	Unappropriated	Interests	
Beginning balance as of 31 December 2005		23,732,937	17,737,192	10,024,386	(529,067)	1,470,000	25,678,645	1,508	78,115,601
Appraisal surplus on asset revaluation		-	-	(106,401)	-	-	106,401	-	-
Appraisal surplus on investments		-	-	-	612,885	-	-	-	612,885
Net gain (loss) not recognised in the statement of income		-	-	(106,401)	612,885	-	106,401	-	612,885
Ordinary shares		86,474	-	-	-	-	-	-	86,474
Premium on ordinary shares		-	162,870	-	-	-	-	-	162,870
Increase in shareholding in subsidiary company		-	-	-	-	-	-	(62)	(62)
Net income (loss)		-	-	-	-	-	10,235,527	(1,424)	10,234,103
Dividend paid	13	-	-	-	-	-	(4,167,455)	-	(4,167,455)
Ending balance as of 30 September 2006		23,819,411	17,900,062	9,917,985	83,818	1,470,000	31,853,118	22	85,044,416
Beginning balance as of 31 December 2006		23,821,477	17,903,743	9,883,084	(156,538)	2,160,000	34,626,533	19	88,238,318
Appraisal surplus on asset revaluation		-	-	(102,932)	-	-	102,932	-	-
Others		-	-	(4,698)	-	-	30,372	-	25,674
Revaluation surplus on investments		-	-	-	1,151,291	-	-	23	1,151,314
Net gain (loss) not recognised in the statement of income		-	-	(107,630)	1,151,291	-	133,304	23	1,176,988
Ordinary shares		58,216	-	-	-	-	-	-	58,216
Premium on ordinary shares		-	105,083	-	-	-	-	-	105,083
Net income		-	-	-	-	-	11,376,457	6	11,376,463
Dividend paid	13	-	-	-	-	-	(4,178,500)	-	(4,178,500)
Ending balance as of 30 September 2007		23,879,693	18,008,826	9,775,454	994,753	2,160,000	41,957,794	48	96,776,568

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE NINE-MONTH PERIODS ENDED 30 SEPTEMBER 2007 AND 2006

(Unaudited)

		Thousand Baht						
		The Bank (Restated)						
	Notes	Issued and Paid-up Share Capital	Premium on Share Capital	Appraisal Surplus on Asset Revaluation	Revaluation (Deficit) Surplus on Investments	Retained Earnings: Appropriated Legal Reserve	Retained Earnings: Unappropriated	Total
Beginning balance as of 31 December 2005		23,732,937	17,737,192	10,024,386	(529,067)	1,470,000	25,678,645	78,114,093
Change in accounting policy	3	-	-	-	(126)	-	105,680	105,554
Beginning balance as of 31 December 2005, restated		23,732,937	17,737,192	10,024,386	(529,193)	1,470,000	25,784,325	78,219,647
Appraisal surplus on asset revaluation		-	-	(106,401)	-	-	106,401	-
Revaluation deficit on investments		-	-	-	612,885	-	-	612,885
Net gain (loss) not recognised in the statement of income		-	-	(106,401)	612,885	-	106,401	612,885
Ordinary shares		86,474	-	-	-	-	-	86,474
Premium on ordinary shares		-	162,870	-	-	-	-	162,870
Net income		-	-	-	-	-	10,376,161	10,376,161
Dividend paid	13	-	-	-	-	-	(4,167,455)	(4,167,455)
Ending balance as of 30 September 2006, restated		23,819,411	17,900,062	9,917,985	83,692	1,470,000	32,099,432	85,290,582
Beginning balance as of 31 December 2006		23,821,477	17,903,743	9,883,084	(156,538)	2,160,000	34,626,533	88,238,299
Change in accounting policy	3	-	-	-	(3,152)	-	182,875	179,723
Beginning balance as of 31 December 2006, restated		23,821,477	17,903,743	9,883,084	(159,690)	2,160,000	34,809,408	88,418,022
Appraisal surplus on asset revaluation		-	-	(102,932)	-	-	102,932	-
Others		-	-	(4,698)	-	-	-	(4,698)
Revaluation surplus on investments		-	-	-	1,153,656	-	-	1,153,656
Net gain (loss) not recognised in the statement of income		-	-	(107,630)	1,153,656	-	102,932	1,148,958
Ordinary shares		58,216	-	-	-	-	-	58,216
Premium on ordinary shares		-	105,083	-	-	-	-	105,083
Net income		-	-	-	-	-	11,448,143	11,448,143
Dividend paid	13	-	-	-	-	-	(4,178,500)	(4,178,500)
Ending balance as of 30 September 2007		23,879,693	18,008,826	9,775,454	993,966	2,160,000	42,181,983	96,999,922

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE NINE-MONTH PERIODS ENDED 30 SEPTEMBER 2007 AND 2006

(Unaudited)

	Thousand Baht			
	Consolidated		The Bank	
	2007	2006	2007	2006 (Restated)
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income	11,376,457	10,235,527	11,448,143	10,376,161
Add(Less) Adjustments to reconcile net income to net cash from operating activities				
Depreciation and amortization	1,437,439	1,244,118	1,352,393	1,165,186
Bad debt and doubtful accounts	2,637,714	823,063	2,776,520	1,131,089
Loss on debt restructuring	1,442,965	2,999,481	1,249,010	2,717,937
Interest income from amortization of revaluation allowance for debt restructuring	(130,877)	(103,012)	(102,983)	(58,116)
Gain on foreign exchange translation of long-term loans	(353,916)	(702,484)	(353,916)	(702,484)
(Gain) loss on revaluation of investments	(15,230)	78,419	(15,230)	77,804
Reversal on impairment of investments in securities	(103,989)	(264,315)	(99,373)	(260,972)
Amortization of goodwill	107,707	107,691	-	-
(Gain) loss on disposal of securities for investment	(714,326)	55,066	(682,663)	82,595
(Discount) premium amortization on debt instruments	(27,139)	171,813	(22,259)	180,114
Loss (reversal) on impairment of investments in receivables	115,300	21,158	84,815	(5,845)
Loss on impairment of foreclosed properties	388,469	510,198	324,779	438,437
Reversal on impairment of other assets	(17,584)	(91,772)	(17,235)	(85,650)
Loss from a capital reduction in a subsidiary	-	-	43,140	-
Gain on disposal of premises and equipment	(9,428)	(1,390)	(2,833)	(2,325)
Reversal on revaluation of premises and equipment	-	(2,228)	-	-
(Gain) loss on transfer of financial assets	(9,834)	6,685	(5,055)	-
Share of profit from investments on equity method	(130,879)	(138,492)	-	-
Dividend income from associated companies	48,785	121,194	-	-
Amortization of discount on debentures	2,613	2,876	2,613	2,876
Decrease (increase) in accrued interest receivables	101,130	(206,816)	74,605	(338,773)
Decrease (increase) in other accrued income	1,014,979	(387,547)	1,056,296	(393,325)
Increase in accrued interest payables	700,681	2,246,372	695,303	2,253,434
Increase in other accrued expenses	499,766	34,570	531,372	101,771
Increase in other reserves	316,929	208,119	316,929	207,786
Income (loss) of minority interests	6	(1,424)	-	-
Net income from operations before changes in operating assets and liabilities	18,677,738	16,966,870	18,654,371	16,887,700
(Increase) decrease in operating assets				
Interbank and money market items (assets)	(39,077,958)	(16,398,235)	(39,179,188)	(16,490,617)
Securities purchased under resale agreements	22,200,000	(21,060,000)	22,200,000	(21,060,000)
Investment for trading	(5,272,089)	(11,268,618)	(5,272,089)	(11,188,053)
Loans	(58,250,632)	(32,247,756)	(57,315,555)	(30,910,657)
Properties foreclosed	3,331,662	3,063,259	2,336,464	2,598,729
Other assets	(879,440)	(3,422,740)	(188,689)	(3,192,435)

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE NINE-MONTH PERIODS ENDED 30 SEPTEMBER 2007 AND 2006

(Unaudited)

		Thousand Baht			
		Consolidated		The Bank	
		2007	2006	2007	2006 (Restated)
Increase (decrease) in operating liabilities					
Deposits		61,112,910	39,871,770	60,925,319	39,232,737
Interbank and money market items (liabilities)		(1,742,815)	1,981,699	(1,859,074)	2,610,665
Liabilities payable on demand		673,118	(84,508)	673,118	(84,508)
Short-term borrowings		2,144,441	20,929,400	1,785,908	21,034,400
Other liabilities		(933,650)	327,950	(1,148,968)	128,622
Net Cash Provided by (Used in) Operating Activities		1,983,285	(1,340,909)	1,611,617	(433,417)
CASH FLOWS FROM INVESTING ACTIVITIES					
Proceeds from disposal of available for sale investments		68,536,278	66,296,779	68,514,525	66,244,615
Proceeds from redemption of held to maturity debt instruments		4,665,434	20,681,803	4,365,434	19,646,803
Proceeds from disposal of general investments		344,953	338,804	326,002	337,477
Proceeds from a capital reduction in a subsidiary		-	-	440,000	35,000
Purchase of available for sale investments		(67,956,206)	(76,585,276)	(67,941,206)	(76,572,040)
Proceeds from collection of investments in receivables		59,493	134,174	23,087	39,094
Purchase of held to maturity debt instruments		(398,896)	(3,201,290)	(398,896)	(2,332,137)
Purchase of general investments		(6,698)	(71,130)	(6,698)	(71,130)
Purchase of investments in subsidiaries		-	(4,300)	-	(694,300)
Proceeds from disposal of premises and equipment		11,207	5,559	3,670	5,597
Purchase of premises and equipment		(2,646,319)	(1,468,764)	(2,356,979)	(1,430,833)
Purchase of intangible assets		(1,890,833)	(1,133,761)	(1,878,864)	(1,123,126)
Net Cash Provided by Investing Activities		718,413	4,992,598	1,090,075	4,085,020
CASH FLOWS FROM FINANCING ACTIVITIES					
Increase in long-term borrowings		107,684	-	107,684	-
Increase in share capital		58,216	86,474	58,216	86,474
Increase in premium on share capital		105,083	162,870	105,083	162,870
Payment of dividend		(4,178,500)	(4,167,455)	(4,178,500)	(4,167,455)
Net Cash Used in Financing Activities		(3,907,517)	(3,918,111)	(3,907,517)	(3,918,111)
Net decrease in cash and cash equivalents		(1,205,819)	(266,422)	(1,205,825)	(266,508)
Cash and cash equivalents at beginning of the period	4	18,410,830	14,912,704	18,410,307	14,912,319
Cash and cash equivalents at end of the period	4	17,205,011	14,646,282	17,204,482	14,645,811
SUPPLEMENTAL DISCLOSURES OF CASH FLOWS INFORMATION					
Cash paid during the period					
Interest expense		13,647,545	7,989,154	13,715,571	9,345,555
Income tax		4,214,054	4,198,600	4,072,627	4,045,078

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE INTERIM FINANCIAL STATEMENTS

FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED 30 SEPTEMBER 2007 (UNAUDITED)

These notes form an integral part of the financial statements.

1 GENERAL INFORMATION

KASIKORNBANK PUBLIC COMPANY LIMITED, ("the Bank"), is a registered public company located in the Kingdom of Thailand and listed on the Stock Exchange of Thailand. The registered office of the Bank is at 1 Soi Kasikornthai, Ratburana Road, Bangkok.

The principal activity of the Bank is commercial banking and the Bank conducts its businesses through a network of branches covering all parts of Thailand and certain major parts of the world. As of 30 September 2007 and 31 December 2006, the Bank had a total staff of 11,881 and 11,219 persons, respectively.

The consolidated financial statements of the Bank consist of the Bank and its subsidiaries. Details of the Bank's subsidiaries are as follows:

	% Shareholding Directly and Indirectly		
	30 September 2007	31 December 2006	30 September 2006
Phethai Asset Management Co., Ltd. ("Phethai-AMC")	100.00	100.00	100.00
Kasikorn Research Center Co., Ltd. ("KResearch")	100.00	100.00	100.00
Kasikorn Asset Management Co., Ltd. ("KAsset")	100.00	100.00	100.00
Kasikorn Securities Public Co., Ltd. ("KSecurities")	99.99	99.99	99.99
Kasikorn Factoring Co., Ltd. ("KFactoring")	100.00	100.00	100.00
Kasikorn Leasing Co., Ltd. ("KLeasing")	100.00	100.00	100.00
Progress Land and Buildings Co., Ltd. ("PLB")	100.00	100.00	100.00
KHAO KLA Venture Capital Management Co., Ltd. ("KHAO KLA") *	100.00	-	-

Phethai Asset Management Company Limited is a company registered in the Kingdom of Thailand on 24 September 1999, was approved by the Bank of Thailand (BoT) on 13 October 1999 to register as an asset management company under the Ministerial Regulation (B.E. 2541) issued with regard to the provisions of the Asset Management Company Act (B.E. 2541). The company is located at 252/6 Muang Thai-Phatra Office Tower 1, Floor 13-14, Ratchadaphisek Road, Huaykwang, Bangkok and was established with the objective of managing substandard assets transferred from the Bank.

Kasikorn Research Center Company Limited is a company which was registered in the Kingdom of Thailand on 16 December 1994, and is located at 400/22 Kasikornbank Building, Floor 9 Phaholyothin Road, Samsennai, Phayathai, Bangkok. The company's main business is to support the Bank with research work and public relations.

Kasikorn Asset Management Company Limited is a company which was registered in the Kingdom of Thailand on 18 March 1992 and is located at 252/6 Muang Thai-Phatra Office Tower 1, Floor 30 - 32, office No. 252/38 - 41, Ratchadaphisek Road, Huaykwang, Bangkok. The company's main business is assets and funds management.

* Kasikorn Asset Management Co., Ltd. holds 99.99% shares in KHAO KLA Venture Capital Management Co., Ltd.

Kasikorn Securities Public Company Limited is a company which was registered in the Kingdom of Thailand on 13 August 1974, and is located at 400/22 Kasikornbank Building, Floor 19, Phaholyothin Road, Samsennai, Phayathai, Bangkok. The company's main businesses are securities and investment banking.

Kasikorn Factoring Company Limited is a company which was registered in the Kingdom of Thailand on 9 July 1990, and is located at 252/20 Muang Thai-Phatra Tower 1, Floor 16, Ratchadapisek Road, Huaykwang, Bangkok. The company was established to furnish commercial financial services to businesses and provide factoring, finance leases, operating leases and hire purchases.

Kasikorn Leasing Company Limited is a company which was registered in the Kingdom of Thailand on 24 December 2004, and is located at 400/22 Kasikornbank Building, Floor 17, Phaholyothin Road, Samsennai, Phayathai, Bangkok. The company's main businesses are leasing and hire purchases.

Progress Land and Buildings Company Limited is a company which was registered in the Kingdom of Thailand on 18 November 1999, and is located at 252/9 Muang Thai-Phatra Tower 1, Floor 5, Ratchadapisek Road, Huaykwang, Bangkok. The company was established to receive, manage and sell properties that have been foreclosed as well as the premises of Phatra Thanakit Public Company Limited.

KHAO KLA Venture Capital Management Company Limited is a company which was registered in the Kingdom of Thailand on 26 July 2007, and is located at 252/38 Muang Thai-Phatra Tower 1, Floor 30, Ratchadapisek Road, Huaykwang, Bangkok. The company's main business is securities investment management.

The consolidated financial statements exclude the financial statements of subsidiaries whose financial statements are not material to the Bank. The financial position and results of operations of subsidiaries, which are not included in the consolidated financial statements, are presented as supplementary information in the accompanying Note 5 to these financial statements.

The consolidated and the Bank only financial statements include the accounts of all branches; domestic and outside Thailand. Interbranch transactions have been eliminated.

2 BASIS OF PREPARATION OF THE FINANCIAL STATEMENTS

The consolidated and Bank-only financial statements are prepared in accordance with the regulations of the Stock Exchange of Thailand (SET), dated 22 January 2001, regarding the "Preparation and Filing of Financial Statements and Reports Concerning the Financial Status and Results of Business Operations of Listed Companies" (B.E. 2544), and with the Bank of Thailand (BoT) directive dated 10 May 2001, prescribing the format for balance sheets and profit and loss accounts for commercial banks and in accordance with Thai Accounting Standards ("TAS") including related interpretations and guidelines promulgated by the Federation of Accounting Professions and in conformity with generally accepted accounting principles in Thailand.

The interim financial statements are presented in accordance with the Thai Accounting Standard No. 41, regarding Interim Financial Statements, and have been prepared for the purpose of providing an update on the financial statements for the year ended 31 December 2006. They focus on new activities, events and circumstances to avoid repetition of information previously reported. Accordingly, these interim financial statements should be read in conjunction with the financial statements for the year ended 31 December 2006.

The interim financial statements are presented in Thai Baht and prepared under the historical cost basis except as disclosed in the accounting policies.

The financial statements issued for Thai reporting purposes are prepared in the Thai language. This English translation of the financial statements has been prepared for the convenience of readers not conversant with the Thai language.

The preparation of financial statements in conformity with TAS and generally accepted accounting principles in Thailand requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying amounts of assets and liabilities that are not readily apparent from other sources.

The estimates and underlying assumptions used in the preparation of these financial statements are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

3 SIGNIFICANT ACCOUNTING POLICIES

3.1 Basis of consolidation

The consolidated financial statements comprise the Bank, its subsidiaries and its interest in associates. Significant intra-group transactions between the Bank and its subsidiaries are eliminated on consolidation.

Subsidiaries

Subsidiaries are those entities controlled by the Bank. Control exists when the Bank has the power, directly and indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Associates

Associates are those entities in which the Bank has significant influence, but not control, over the financial and operating policies. The consolidated financial statements include the Bank's share of the total recognized gains and losses of associates on an equity accounting basis, from the date that significant influence commences until the date that significant influence ceases. When the Bank's share of losses exceeds its interest in an associate, the Bank's carrying amount of investment is reduced to nil and recognition of further losses is discontinued except to the extent that the Bank has incurred legal or constructive obligations or made payments on behalf of an associate.

Business combinations

Business combinations are accounted for using the purchase method. The cost of an acquisition is measured at the fair value of the assets given at the date of exchange, plus cost directly attributable to the acquisition.

3.2 Change in accounting policy

The following change of accounting policy by the Bank has no effect on the consolidated financial statements of the Bank.

Until 31 December 2006, the Bank accounted for its investments in subsidiaries and associates in the Bank-only financial statements using the equity method.

On 11 October 2006, the Federation of Accounting Professions (FAP) announced that the Thai Accounting Standard No. 44 (TAS No. 44) "Consolidated Financial Statements and Accounting for Investments in Subsidiaries" is to be revised. FAP announcement No. 26/2006 requires a parent company which has investments in a subsidiary company, an entity under joint control, or an associate company, which is not classified as a "held for sale" investment, to record such investment in accordance with either the cost method or with the recognition and measurement basis for financial instruments (when an announcement is made), instead of the equity method currently used.

Starting from 1 January 2007, the Bank has, accordingly, changed its accounting policy for its investments in subsidiaries and associates in the Bank-only financial statements from the equity method to the cost method. The change in accounting policy has been applied retrospectively and the Bank-only 2006 financial statements, which are included in the Bank-only 2007 interim financial statements for comparative purposes, have been restated accordingly.

The effects of the change in accounting policy on the Bank-only interim and annual 2006 financial statements are as follows:

		(Million Baht)
	Increase (decrease)	
	2007	2006
Retained earnings as at 1 January	183	106
Revaluation Surplus on Investments as at 1 January	(3)	(1)
Shareholders' equity / Total assets as at 1 January	**180**	**105**

	For the Three-Month Periods Ended 30 September	
Investment in shares of subsidiaries and associates as at 1 July	180	185
Dividend income from subsidiaries and associates for the three-month period ended 30 September		96
Share of profits from investments accounted for using the equity method, net, for the three-month period ended 30 September		(35)
Total assets / Shareholders' equity as at 30 September		**246**
Net income for the three-month period ended 30 September		**60**
Earnings per share (Baht)		**0.03**

	For the Nine-Month Periods Ended 30 September	
Investment in shares of subsidiaries and associates as at 1 January	180	105
Dividend income from subsidiaries and associates for the nine-month period ended 30 September		389
Share of profits from investments accounted for using the equity method, net, for the nine-month period ended 30 September		(248)
Total assets / Shareholders' equity as at 30 September		**246**
Net income for the nine-month period ended 30 September		**140**
Earnings per share (Baht)		**0.06**

3.3 Cash and cash equivalents

Cash and cash equivalents represent cash in hand and cash items in the process of collection.

3.4 Investments

Investments in subsidiaries and associates

Investments in subsidiaries and associates in the Bank-only financial statements are accounted for using the cost method. (See change in accounting policy disclosure in note 3.2)

Investments in other debt and equity securities

Investments in debt instruments or marketable equity securities held for trading are classified as trading investments and are stated at fair value, with any resultant gain or loss being recognized in the statement of income.

Investments in debt instruments that the Bank and its subsidiaries intend and are able to hold to maturity are classified as held-to-maturity investments and are stated at amortized cost after deduction of allowance for impairment. The difference between the acquisition cost and redemption value of such debt securities is amortized using the effective interest rate method over the period to maturity.

Investments in debt instruments or marketable equity securities other than those securities held for trading or intended to be held to maturity are classified as available-for-sale investments and are stated at fair value with any resultant gain or loss being recognized directly in equity. The exceptions are impairment losses and foreign exchange gains and losses, which are recognized in the statement of income. When these investments are derecognized, the cumulative gain or loss previously recognized directly in equity is accounted for in the statement of income. Where these investments are interest-bearing, interest calculated using the effective interest rate method is recognized in the statement of income.

Investments in non-marketable equity securities that are not investments in subsidiaries or associated companies are stated at cost, after deduction of allowance for impairment.

Investments in receivables are stated at acquisition cost after deducting the allowance for impairment. When debt restructuring is required, the balance is recorded as a loan at fair value, in accordance with the transfer of financial asset accounting procedure. The difference between the book value and the fair value is recognized as gain or loss on transfer of financial assets in the statement of income.

An impairment review for investments is carried out when there is a factor indicating that an investment might be impaired. Losses on impairment for all classifications of investments are charged to the statement of income.

Interest and dividend income from investments is recognized on an accrual basis. Gains or losses on sales of securities are recognized in the statement of income upon disposal. Interest income from investments in receivables is recognized by using the effective yield method.

Investments in marketable equity securities classified as trading investments and available-for-sale investments are stated at fair value based on the last Stock Exchange of Thailand (SET) bid prices as of the end of the period.

Investments in marketable unit trusts classified as trading investments and available-for-sale investments are stated at fair value based on the net assets value as at the end of the period.

Investments in government securities and state enterprise securities guaranteed by the government, classified as trading investments or available-for-sale investments, are stated at fair value based on the Thai Bond Dealing Centre Government Bond Yield Curve as of the end of the period. State enterprise securities not guaranteed by the government and private debt instruments are stated at fair value based on bid prices from the Thai Bond Dealing Centre as of the end of the period. If not available, the Government Bond Yield for the same period, adjusted by an appropriate risk premium, is used.

Disposal of investments

On disposal of an investment, the difference between net disposal proceeds and the carrying amount together with the associated cumulative gain or loss that was reported in equity is recognized in the statement of income.

Cost of investments sold is calculated by using the weighted average method.

3.5 Loans

Except in case of loans affected through overdraft agreements, loans represent only principal amounts. Unearned discounts received in advance are presented as a reduction in loans.

3.6 Allowance for doubtful accounts

Allowance for doubtful accounts is determined through methods based on the Bank of Thailand's regulations and based on the Bank's estimated loan loss. The allowance for non-performing loans has been specifically determined by the natures of loans and the related factors such as payment ability, collateral, historical loss and estimated loss, etc. The allowance for performing loans has been assessed based upon general related factors such as historical loss, credit risk, economic conditions and management experience, etc. For corporate loans, the allowance is determined on a case by case basis while the allowance for retail loans is determined on portfolio basis with similar risk characteristics.

Based on BoT's regulations, with amended criteria in accordance with International Accounting Standards No. 39 (IAS 39) dated 7 December 2006, the Bank and certain subsidiaries have classified their loan portfolios into six categories, primarily based on the non-accrual period. For loans classified as pass and special-mention, the calculation of allowances for doubtful accounts is based on the regulatory minimum percentage requirement, taking into consideration the collateral value, where the collateral type and date of the latest appraisal are qualifying factors. For loans classified as sub-standard, doubtful and doubtful of loss, the allowances on these accounts will be set at 100 percent for the difference between the outstanding book value of the debt and the present value of future cashflows expected to be received or the expected proceeds from the disposal of collateral in accordance with the BoT's regulations.

Under the BoT's directive, commercial banks are allowed to gradually raise the allowance for loans classified as sub-standard, doubtful and doubtful of loss by the end of 2007.

In the fourth quarter of 2006 the Bank raised the allowance for these loan classifications to fully comply with the new BoT's regulations.

Previously the calculation of allowances for sub-standard, doubtful and doubtful of loss was based on specific percentages assigned to each classification, as specified by the BoT, and the value of collateral used in the calculation relied on types of collateral and the date of the latest appraisal. Allowance for pass and special mention loans were made based on the outstanding debt before deduction of collateral value.

3.7 Troubled debt restructuring

The Bank and the asset management subsidiary record foreclosed assets acquired from troubled debt restructuring at fair value up to the legal claim for the debt, including interest receivable. Where restructuring a loan involves modification of its terms, the present value of the expected future cash collections is calculated by using discount rates equivalent to the market rates of interest at the time of restructuring. The difference between the present value of the future cash flows expected to be received and the outstanding balances of investment in loans is recorded in the revaluation allowance for debt restructuring. This revaluation allowance for debt restructuring is amortized to the statement of income according to the amounts received over the remaining period of the debt-restructuring contracts except for restructured loans with a high probability of default on their contractual obligations and agreement. In this latter case, the Bank will stop amortizing to the statement of income. The recognition in the statement of income occurs when such risk is eliminated.

3.8 Properties foreclosed

Properties foreclosed are recorded at the lower of market value or the amount of the legal claim on the related debt, including interest receivable. The market value is estimated by using the latest appraisal value after deduction of estimated disposal expenses and holding cost.

Losses on impairment are charged to the statement of income. Gains or losses on disposal of properties foreclosed are recorded as other income or expenses upon disposal.

3.9 Premises and equipment and depreciation

Premises and equipment are stated at cost less accumulated depreciation and impairment losses except for land and buildings which are stated at their revalued amounts. The revalued amount is the fair value determined on the basis of the property's existing use at the date of revaluation less any subsequent accumulated depreciation and subsequent accumulated impairment losses.

- Revalued assets

Land and buildings revaluations are performed by independent professional appraisers according to the Bank of Thailand's criteria with sufficient regularity to ensure that the carrying amount of these assets does not differ materially from that which would be determined using fair values at the balance sheet date.

When an asset's carrying amount is increased as a result of a revaluation, the increase is credited directly to equity under the heading of revaluation surplus. However, a revaluation increase is recognized as income to the extent that it reverses a revaluation decrease of the same asset previously recognized as an expense.

When an asset's carrying amount is decreased as a result of a revaluation, the decrease is recognized as an expense. However, a revaluation decrease is charged directly against any related revaluation surplus to the extent that the decrease does not exceed the amount held in the revaluation surplus in respect of that same asset.

Upon disposal, any related revaluation surplus is transferred directly from the revaluation reserve to retained earnings and is not taken into account when calculating the gain or loss on disposal.

- Leased assets

Leases under which the Bank and its subsidiaries substantially assume all the risk and rewards of ownership are classified as finance leases. Equipment acquired by way of finance leases is capitalized at the lower of its fair value and the present value of the minimum lease payments at the inception of the lease, less accumulated depreciation and impairment losses. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly to the statements of income.

- Subsequent expenditure

Subsequent expenditure relating to an item of premises and equipment is added to the carrying amount of the asset when it is probable that the future economic benefits in excess of the originally assessed standard of performance of the existing asset will flow to the Bank and its subsidiaries. All other subsequent expenditure is recognized as an expense in the period in which it is incurred.

- Depreciation

Depreciation is charged to the statement of income over the estimated useful lives of each item of premises and equipment.

Depreciation on buildings acquired before July 1996 is computed using the declining-balance method. Depreciation on buildings acquired after July 1996 and on equipment is computed using the straight-line method. The estimated useful lives are as follows:

Buildings	50 years
Equipment	5-15 years

Gains or losses on disposal of premises and equipment are recorded as other income or expense upon disposal.

3.10 Intangible assets

- Goodwill

Goodwill in a business combination represents the excess of the cost of acquisition over the fair value of the Bank's share of the identifiable net assets acquired. Negative goodwill in a business combination represents the excess of the fair value of the Bank's share of the identifiable net assets acquired over the cost of acquisition.

Goodwill and negative goodwill are stated at cost less accumulated amortization and impairment losses.

- Other intangible assets

Other intangible assets are stated at cost less accumulated amortization and impairment losses.

- Amortization

Amortization is charged to the statement of income on a straight-line basis over the estimated useful lives of intangible assets unless such lives are indefinite. Intangible assets with an indefinite useful life are systematically tested for impairment at each balance sheet date. Goodwill, negative goodwill and other intangible assets are amortized from the date they are available for use. The estimated useful lives are as follows:

Goodwill	10 years
Leasehold rights	Over the lease periods
Software licenses	5-15 years
Deferred underwriting license fee and deferred stock exchange membership fee	5 years

3.11 Impairment

The carrying amount of the Bank and its subsidiaries' assets are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the assets' recoverable amounts are estimated.

An impairment loss is recognized whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. The impairment loss is recognized in the statement of income unless it reverses a previous revaluation credited to equity, in which case it is charged to equity.

3.12 Interest-bearing liabilities

Interest-bearing liabilities are recognized initially at fair value less attributable transaction charges. Subsequent to initial recognition, interest-bearing liabilities are stated at amortized cost with any difference between cost and redemption value being recognized in the statement of income over the period of the borrowings.

3.13 Provisions

A provision is recognized in the balance sheet when the Bank has a present legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Provisions for commitments as off-balance sheet items are determined by credit risk transactions ie., Avals on bills, Acceptances, letters of indemnity - borrowing, other guarantees and letters of credit, etc. A provision is recognized when the transactions relate to loans that are classified as sub-standard, doubtful, doubtful of loss and loss assets. The provisions have been specifically determined by using the same rate as the allowance for doubtful accounts on each of those loans.

3.14 Derivatives

Trading Derivative Trading derivatives are carried at fair value. The fair value of derivatives is determined based upon liquid (observable) market prices evidenced by exchange traded prices, broker/dealer quotations, or prices of other transactions with similarly rated counterparties or based upon a valuation technique incorporating observable market data. It includes an adjustment for individual counterparty credit risk and other adjustments, as appropriate, to reflect liquidity and ongoing servicing costs. The changes in fair value which include realized and unrealized gains or losses are recognized in the statement of income as part of gain on exchange and assets or liabilities in the balance sheet.

Hedging Derivative The Bank manages its banking exposures to market rate movements outside the trading activities through the use of derivatives, including interest rate swaps, interest rate future and forward exchange contracts. Gain or loss resulting from the changes in fair values of contracts are recognized in accordance with the standard accounting treatment for revenues or expenses on hedged items as follows:

1. Where hedged items are carried at fair value, hedging instruments are carried at fair value consistently.
2. Where hedged items are carried on an accrual basis, then hedging instruments carry the accrual consistently.

Hybrid Instrument includes a non-derivative host contract and an embedded derivative. The host contract shall be accounted for under the classification of the host contract. An embedded derivative shall be separated from the host contract and accounted for as a derivative which is carried at fair value, if and only if:

1. The economic characteristics and risks of the host contract and the embedded derivative are not closely related;
2. A separate instrument with the same terms as the embedded derivative would meet the definition of a derivative and;
3. The hybrid instrument is not recognized at fair value through the statement of income.

If an embedded derivative is not separated, the hybrid instrument shall be accounted for under the classification of the host contract. Changes in the fair value of separable embedded derivatives are recognized in the statement of income.

Day One Profit Gains or losses from trading derivative and hybrid instrument are recognized at inception in the statement of income when the fair value of that derivative is determined based upon observable market data or supported by comparison to other observable market transactions, or based upon a valuation technique incorporating observable market data. The Bank amortizes initial gains or losses on derivative transactions on a straight-line basis or on an effective interest rate basis over the life of the contract where the fair value is based upon unobservable market data. The unamortized gains or losses are recognized in the statement of income when the market data becomes observable.

3.15 Employee benefits

- Staff retirement benefits

Staff members are entitled to retirement pay upon termination of employment depending upon length of service and other conditions. It is management's policy to recognize an appropriate amount as a provision for each period.

- Provident fund

The Bank established a provident fund under the Provident Fund Act (B.E. 2530), and registered this Fund with the Ministry of Finance on 16 August 1994. According to the Fund's Articles, every employee is entitled to apply for membership, and each member must contribute to the Fund at the rate of 3% of their basic salary, while the Bank contributes an additional 3.0 - 4.5%. Upon termination of employment, employees are entitled to receive this benefit except when terminated "without compensation".

3.16 Recognition of interest income

Interest and discount income on loans are recognized on an accrual basis, except when interest payments are in arrears for more than three months when, regardless of collateral, the cash basis is adopted.

In compliance with the Bank of Thailand's regulation, the Bank reverses accrued interest receivable on loans for which repayments are more than three months in arrears.

The asset management subsidiary recognizes interest income on investments in receivables and loans on a cash basis.

Income from factoring of a subsidiary is recognized on an accrual basis.

Income from hire-purchase agreements is recognized on the basis of installment payments due by using the effective interest rate method, calculated from the balance of the net investment in each installment. When installment payments are in arrears for more than three months, the cash basis is adopted.

The lease income of a subsidiary is recognized as follows:

- Income under finance lease agreements is recognized on the basis of installment payments due by using the effective interest rate method, calculated from the balance of the net investment in each installment. When installment payments are in arrears for more than three months, the cash basis is adopted.
- Income under operating lease agreements is recognized on the basis of installment payments due. When installment payments are in arrears for more than three months, the cash basis is adopted.

3.17 Recognition of interest expense

Interest expense is recognized on an accrual basis.

3.18 Income tax

Current tax is the expected tax payable on the taxable income for the period, using tax rates enacted at the balance sheet date.

3.19 Earnings per share

Basic earnings per share is computed by dividing net income by the weighted average number of ordinary shares in issue during the period.

There is no diluting effect on earnings per share that might result from an assumed exercise of warrants.

3.20 Translation of foreign currencies

Assets and liabilities denominated in foreign currencies are translated into Thai Baht at the rates of exchange prevailing on the dates of the transactions. Assets and liabilities including the balance sheet of the Bank's foreign branches that are denominated in foreign currencies at the end of the period are translated into Thai Baht at the reference rates announced by the BoT on that date. The statements of income of the Bank's foreign branches are translated into Thai Baht at the reference rates announced by the BoT at the month end rate.

Exchange gains or losses on translation and on transactions in foreign currencies including foreign exchange differences arising on the translation of financial statements of the Bank's foreign branches are included in revenues and expenses for the period.

4 SUPPLEMENTARY INFORMATION OF CASH FLOWS

Non-cash items are as follows:

The Bank and its subsidiaries have provided for a revaluation surplus on investments and have presented it as a change in shareholders' equity for the nine – month periods ended 30 September as follows:

(Million Baht)

	Consolidated	
	2007	2006
Revaluation surplus on investments	1,151	613

(Million Baht)

	The Bank	
	2007	2006
Revaluation surplus on investments	1,154	613

For the nine – month periods ended 30 September 2007 and 2006, the Bank recognized the realized portion of the appraised surplus on asset revaluation amounting to Baht 103 million and Baht 106 million, respectively, by transferring these amounts to retained earnings from appraisal surplus on asset revaluation.

For the nine – month periods ended 30 September 2007 and 2006, the Bank and its subsidiaries received foreclosed properties arising from debt settlement amounting to Baht 806 million and Baht 459 milion, respectively, on a consolidated basis, and Baht 725 million and Baht 370 million, respectively, for the Bank only.

5 INVESTMENTS

Investments consisted of:

(Million Baht)

	Consolidated			
	30 September 2007			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
1. Current Investments				
1.1 Trading investments				
1.1.1 Government and state enterprise securities	11,026	1	(20)	11,007
1.1.2 Private enterprise debt instruments	1,025	1	(4)	1,022
1.1.3 Marketable equity securities - domestic	278	10	-	288
Total	12,329	12	(24)	12,317
Add (Less) Allowance for revaluation	(12)			-
Total	12,317			12,317
1.2 Available-for-sale investments				
1.2.1 Government and state enterprise securities	26,288	506	(62)	26,732
1.2.2 Private enterprise debt instruments	527	7	-	534
1.2.3 Foreign debt instruments	26,771	41	(9)	26,803
1.2.4 Marketable equity securities - domestic	949	253	(643)	559
1.2.5 Others	20	1	-	21
Total	54,555	808	(714)	54,649
Add Allowance for revaluation	634			-
Less Allowance for impairment	(540)			-
Total	54,649			54,649
1.3 Held-to-maturity debt instruments				
1.3.1 Government and state enterprises securities	322	-	-	322
1.3.2 Private enterprise debt instruments	28	-	-	28
1.3.3 Foreign debt instruments	342	-	-	342
Total	692			692
1.4 General investments				
1.4.1 Non-marketable equity securites domestic	253	-	(248)	5
Less Allowance for impairment	(248)			-
Total	5			5
Total Current Investments - net	67,663			67,663

(Million Baht)

	Consolidated			
	30 September 2007			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
2. Long-term Investments				
2.1 Available-for-sale investments				
2.1.1 Government and state enterprise securities	20,639	76	(25)	20,690
2.1.2 Private enterprise debt instruments	151	-	(46)	105
2.1.3 Foreign debt instruments	1,520	2	(3)	1,519
2.1.4 Marketable equity securities domestic	85	311	-	396
Total	22,395	389	(74)	22,710
Add Allowance for revaluation	361			-
Less Allowance for impairment	(46)			-
Total	22,710			22,710
2.2 Held-to-maturity debt instruments				
2.2.1 Government and state enterprises securities	7,705	56	(19)	7,742
2.2.2 Private enterprises debt instruments	1,468	22	(585)	905
2.2.3 Foreign debt instruments	1,542	-	-	1,542
Total	10,715	78	(604)	10,189
Less Allowance for impairment	(585)			-
Total	10,130			10,189
2.3 General investments				
2.3.1 Non-marketable equity securities domestic	1,946	-	(249)	1,697
2.3.2 Non-marketable equity securities overseas	438	-	(312)	126
2.3.3 Investments in receivables	1,339	-	(355)	984
Total	3,723	-	(916)	2,807
Less Allowance for impairment	(916)			-
Total	2,807			2,807
Total Long-term Investments - net	35,647			35,706

(Million Baht)

	Consolidated			
	31 December 2006			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
1. Current Investments				
1.1 Trading investments				
1.1.1 Government and state enterprise securities	6,155	1	(32)	6,124
1.1.2 Private enterprise debt instruments	493	1	(1)	493
1.1.3 Marketable equity securities - domestic	240	2	-	242
Total	6,888	4	(33)	6,859
Less Allowance for revaluation	(29)			-
Total	6,859			6,859
1.2 Available-for-sale investments				
1.2.1 Government and state enterprise securities	23,685	125	(355)	23,455
1.2.2 Private enterprise debt instruments	410	-	(10)	400
1.2.3 Foreign debt instruments	16,443	12	(10)	16,445
1.2.4 Marketable equity securities - domestic	1,019	171	(656)	534
1.2.5 Others	20	-	-	20
Total	41,577	308	(1,031)	40,854
Less Allowance for revaluation	(183)			-
Less Allowance for impairment	(540)			-
Total	40,854			40,854
1.3 Held-to-maturity debt instruments				
1.3.1 Government and state enterprises securities	2,906	11	(6)	2,911
1.3.2 Foreign debt instruments	720	2	-	722
Total	3,626	13	(6)	3,633
Total Current Investments - net	51,339			51,346

(Million Baht)

	Consolidated			
	31 December 2006			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
2. Long-term Investments				
2.1 Available-for-sale investments				
2.1.1 Government and state enterprise securities	20,783	56	(140)	20,699
2.1.2 Private enterprise debt instruments	1,072	16	(53)	1,035
2.1.3 Foreign debt instruments	13,474	7	(83)	13,398
2.1.4 Marketable equity securities - domestic	85	177	-	262
Total	35,414	256	(276)	35,394
Add Allowance for revaluation	26			-
Less Allowance for impairment	(46)			-
Total	35,394			35,394
2.2 Held-to-maturity debt instruments				
2.2.1 Government and state enterprises securities	8,220	1	(111)	8,110
2.2.2 Private enterprises debt instruments	1,566	4	(587)	983
2.2.3 Foreign debt instruments	2,343	-	-	2,343
Total	12,129	5	(698)	11,436
Less Allowance for impairment	(586)			-
Total	11,543			11,436
2.3 General investments				
2.3.1 Non-marketable equity securities -domestic	2,428	-	(589)	1,839
2.3.2 Non-marketable equity securities -overseas	438	-	(312)	126
2.3.3 Investments in receivables	1,614	-	(350)	1,264
Total	4,480	-	(1,251)	3,229
Less Allowance for impairment	(1,251)			-
Total	3,229			3,229
Total Long-term Investments - net	50,166			50,059

(Million Baht)

	The Bank			
	30 September 2007			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
1. Current Investments				
1.1 Trading investments				
1.1.1 Government and state enterprises	11,026	1	(20)	11,007
1.1.2 Private enterprises debt instruments	1,025	1	(4)	1,022
1.1.3 Marketable equity securities domestic	278	10	-	288
Total	12,329	12	(24)	12,317
Add Allowance for revaluation	(12)			-
Total	12,317			12,317
1.2 Available-for-sale investments				
1.2.1 Government and state enterprises securities	26,288	506	(62)	26,732
1.2.2 Private enterprises debt instruments	527	7	-	534
1.2.3 Foreign debt instruments	26,771	41	(9)	26,803
1.2.4 Marketable equity securities - domestic	949	253	(643)	559
Total	54,535	807	(714)	54,628
Add Allowance for revaluation	633			-
Less Allowance for impairment	(540)			-
Total	54,628			54,628
1.3 Held-to-maturity debt instruments				
1.3.1 Government and state enterprises securities	142	-	-	142
1.3.2 Private enterprises debt instruments	28	-	-	28
1.3.3 Foreign debt instruments	342	-	-	342
Total	512			512
1.4 General investments				
1.4.1 Non-marketable equity securites domestic	253	-	(248)	5
Less Allowance for impairment	(248)			-
Total	5			5
Total Current Investments - net	67,462			67,462

(Million Baht)

	The Bank			
	30 September 2007			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
2. Long-term Investments				
2.1 Available-for-sale investments				
2.1.1 Government and state enterprises securities	20,639	76	(25)	20,690
2.1.2 Private enterprises debt instruments	151	-	(46)	105
2.1.3 Foreign debt instruments	1,520	2	(3)	1,519
2.1.4 Marketable equity securities domestic	85	311	-	396
Total	22,395	389	(74)	22,710
Add Allowance for revaluation	361			-
Less Allowance for impairment	(46)			-
Total	22,710			22,710
2.2 Held-to-maturity debt instruments				
2.2.1 Government and state enterprises securities	7,705	56	(19)	7,742
2.2.2 Private enterprises debt instruments	1,468	22	(585)	905
2.2.3 Foreign debt instruments	1,542	-	-	1,542
Total	10,715	78	(604)	10,189
Less Allowance for impairment	(585)			-
Total	10,130			10,189
2.3 General investments				
2.3.1 Non-marketable equity securities domestic	1,890	-	(232)	1,658
2.3.2 Non-marketable equity securities overseas	438	-	(312)	126
2.3.3 Investments in receivables	785	-	(264)	521
Total	3,113	-	(808)	2,305
Less Allowance for impairment	(808)			-
Total	2,305			2,305
Total Long-term Investments - net	35,145			35,204

(Million Baht)

	The Bank			
	31 December 2006			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
1. Current Investments				
1.1 Trading investments				
1.1.1 Government and state enterprises	6,155	1	(32)	6,124
1.1.2 Private enterprises debt instruments	493	1	(1)	493
1.1.3 Marketable equity securities domestic	240	2	-	242
Total	6,888	4	(33)	6,859
Less Allowance for revaluation	(29)			-
Total	6,859			6,859
1.2 Available-for-sale investments				
1.2.1 Government and state enterprises securities	23,685	125	(355)	23,455
1.2.2 Private enterprises debt instruments	410	-	(10)	400
1.2.3 Foreign debt instruments	16,443	12	(10)	16,445
1.2.4 Marketable equity securities - domestic	1,019	171	(656)	534
Total	41,557	308	(1,031)	40,834
Less Allowance for revaluation	(183)			-
Less Allowance for impairment	(540)			-
Total	40,834			40,834
1.3 Held-to-maturity debt instruments				
1.3.1 Government and state enterprises securities	2,610	12	(6)	2,616
1.3.2 Foreign debt instruments	720	1	-	721
Total	3,330	13	(6)	3,337
Total Current Investments - net	51,023			51,030

(Million Baht)

	The Bank			
	31 December 2006			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
2. Long-term Investments				
2.1 Available-for-sale investments				
2.1.1 Government and state enterprises securities	20,783	56	(140)	20,699
2.1.2 Private enterprises debt instruments	1,072	15	(52)	1,035
2.1.3 Foreign debt instruments	13,474	7	(83)	13,398
2.1.4 Marketable equity securities domestic	85	175	-	260
Total	35,414	253	(275)	35,392
Add Allowance for revaluation	24			-
Less Allowance for impairment	(46)			-
Total	35,392			35,392
2.2 Held-to-maturity debt instruments				
2.2.1 Government and state enterprises securities	8,040	1	(111)	7,930
2.2.2 Private enterprises debt instruments	1,566	4	(587)	983
2.2.3 Foreign debt instruments	2,343	-	-	2,343
Total	11,949	5	(698)	11,256
Less Allowance for impairment	(586)			-
Total	11,363			11,256
2.3 General investments				
2.3.1 Non-marketable equity securities domestic	2,354	-	(565)	1,789
2.3.2 Non-marketable equity securities overseas	438	-	(312)	126
2.3.3 Investments in receivables	808	-	(179)	629
Total	3,600	-	(1,056)	2,544
Less Allowance for impairment	(1,056)			-
Total	2,544			2,544
Total Long-term Investments - net	49,299			49,192

As of 30 September 2007 and 31 December 2006, investments in held-to-maturity debt instruments, which are government or state enterprise securities, included promissory notes from TAMC of Baht 4,001 million and Baht 4,169 million, respectively.

Gain on investments presented in the statement of income consisted of:

(Million Baht)

	Consolidated		The Bank	
	For the Three-Month Periods Ended 30 September		For the Three-Month Periods Ended 30 September	
	2007	2006	2007	2006
Gain on disposal of investments				
Held for trading investments	74	57	74	57
Available-for-sale investments	309	31	309	31
General investments	1	-	1	-
Investments in receivables	31	-	-	-
Total	415	88	384	88
Loss on disposal of investments				
Held for trading investments	(47)	(13)	(47)	(13)
Available-for-sale investments	(198)	(18)	(198)	(18)
General investments	(14)	-	(14)	-
Total	(259)	(31)	(259)	(31)
Gain (loss) on transfer of financial assets	-	10	-	-
Gain from revaluation of investments	3	14	3	15
(Loss) reversal on impairment				
Investments in securities	15	7	15	4
Investments in receivables	(4)	(19)	(4)	(1)
Total	14	12	14	18
Total Gain on Investments	170	69	139	75

(Million Baht)

	Consolidated		The Bank	
	For the Nine-Month Periods Ended 30 September		For the Nine-Month Periods Ended 30 September	
	2007	2006	2007	2006
Gain on disposal of investments				
Held for trading investments	524	250	524	250
Available-for-sale investments	871	140	864	139
General investments	185	44	183	42
Investments in receivables	41	26	-	-
Total	1,621	460	1,571	431
Loss on disposal of investments				
Held for trading investments	(99)	(50)	(99)	(50)
Available-for-sale investments	(316)	(320)	(316)	(320)
General investments	(88)	(13)	(88)	(13)
Total	(503)	(383)	(503)	(383)
Gain (loss) on transfer of financial assets	10	(7)	5	-
Loss from a capital reduction in a subsidiary	-	-	(43)	-
Gain (Loss) from revaluation of investments	15	(79)	15	(78)
Gain (loss) from revaluation				
(Loss) reversal on impairment				
Investments in securities	98	264	100	261
Investments in receivables	(85)	(21)	(85)	6
Total	38	157	(8)	189
Total Gain on Investments	1,156	234	1,060	237

Revaluation (deficit) surplus on investments consisted of:

(Million Baht)

	Consolidated		The Bank	
	30 September 2007	31 December 2006	30 September 2007	31 December 2006 (Restated)
Revaluation (deficit) surplus on investments				
Debt instruments	532	(389)	532	(389)
Equity securities	462	229	462	229
Share of revaluation surplus in subsidiaries and associated companies using the equity method	1	3	-	-
Total	995	(157)	994	(160)

A maturity analysis for debt instruments resulted in the following:

(Million Baht)

	Consolidated							
	30 September 2007				31 December 2006			
	Maturity				Maturity			
	1 year	Over 1 year to 5 years	Over 5 years	Total	1 year	Over 1 year to 5 years	Over 5 years	Total
1. Available-for-sale investments								
1.1 Government and state enterprise securities	7,131	21,364	18,433	46,928	2,547	24,035	17,886	44,468
1.2 Private enterprise debt instruments	527	151	-	678	410	1,072	-	1,482
1.3 Foreign debt instruments	26,771	1,520	-	28,291	16,443	4,376	9,098	29,917
Total	34,429	23,035	18,433	75,897	19,400	29,483	26,984	75,867
Add (Less) Allowance for revaluation	41	79	412	532	(27)	(295)	(68)	(390)
Less Allowance for impairment	-	(46)	-	(46)	-	(45)	-	(45)
Total	34,470	23,068	18,845	76,383	19,373	29,143	26,916	75,432
2. Held-to-maturity debt instruments								
2.1 Government and state enterprise securities	322	6,518	1,187	8,027	2,905	6,662	1,558	11,125
2.2 Private enterprise debt instruments	28	883	585	1,496	-	980	586	1,566
2.3 Foreign debt instruments	342	1,542	-	1,884	720	2,343	-	3,063
Total	692	8,943	1,772	11,407	3,625	9,985	2,144	15,754
Less Allowance for impairment	-	-	(585)	(585)	-	-	(585)	(585)
Total	692	8,943	1,187	10,822	3,625	9,985	1,559	15,169
Total Debt Instruments	35,162	32,011	20,032	87,205	22,998	39,128	28,475	90,601

(Million Baht)

	The Bank							
	30 September 2007				31 December 2006			
	Maturity				Maturity			
	1 year	Over 1 year to 5 years	Over 5 years	Total	1 year	Over 1 year to 5 years	Over 5 years	Total
1. Available-for-sale investments								
1.1 Government and state enterprise securities	7,131	21,364	18,433	46,928	2,547	24,035	17,886	44,468
1.2 Private enterprise debt instruments	527	151	-	678	410	1,072	-	1,482
1.3 Foreign debt instruments	26,771	1,520	-	28,291	16,443	4,376	9,098	29,917
Total	34,429	23,035	18,433	75,897	19,400	29,483	26,984	75,867
Add (Less) Allowance for revaluation	41	79	412	532	(27)	(295)	(68)	(390)
Less Allowance for impairment	-	(46)	-	(46)	-	(45)	-	(45)
Total	34,470	23,068	18,845	76,383	19,373	29,143	26,916	75,432
2. Held-to-maturity debt instruments								
2.1 Government and state enterprise securities	142	6,518	1,187	7,847	2,610	6,482	1,558	10,650
2.2 Private enterprise debt instruments	28	883	585	1,496	-	980	586	1,566
2.3 Foreign debt instruments	342	1,542	-	1,884	720	2,343	-	3,063
Total	512	8,943	1,772	11,227	3,330	9,805	2,144	15,279
Less Allowance for impairment	-	-	(585)	(585)	-	-	(585)	(585)
Total	512	8,943	1,187	10,642	3,330	9,805	1,559	14,694
Total Debt Instruments	34,982	32,011	20,032	87,025	22,703	38,948	28,475	90,126

Investments held by the Bank and its subsidiaries in financial institutions that were closed on 8 December 1997, or investments in listed companies which meet SET's criteria for delisting, and are in default on debt instruments, or companies whose ability to continue as a going concern is uncertain, or unlisted companies whose financial position and operating results are the same as companies which meet SET's criteria for delisting or investments in receivables with uncertainty in settlement or in default, were as follows:

(Million Baht)

	Consolidated 30 September 2007						
	Cost Value / Book Value			Fair Value			
	Investments In Receivables	Equity Securities	Debt Instruments	Investments In Receivables	Equity Securities	Debt Instruments	Allowance for Impairment
1. Closed financial institutions	-	1	131	-	-	-	(132)
2. Listed companies which meet SET's criteria for delisting, and are in default on debt instruments	3	-	-	-	-	-	(3)
3. Companies whose ability to continue as a going concern is uncertain, or unlisted companies whose financial position and operating results are the same as companies which meet SET's criteria for delisting	-	1,043	498	-	1	-	(1,540)
4. Investment in receivables with uncertainty in settlement or in default	1,308	-	-	956	-	-	(352)
Total	1,311	1,044	629	956	1	-	(2,027)

(Million Baht)

	Consolidated 31 December 2006						
	Cost Value / Book Value			Fair Value			
	Investments In Receivables	Equity Securities	Debt Instruments	Investments In Receivables	Equity Securities	Debt Instruments	Allowance for Impairment
1. Closed financial institutions	-	1	131	-	-	-	(132)
2. Listed companies which meet SET's criteria for delisting, and are in default on debt instruments	3	1	-	-	8	-	(3)
3. Companies whose ability to continue as a going concern is uncertain, or unlisted companies whose financial position and operating results are the same as companies which meet SET's criteria for delisting	-	743	498	-	2	-	(1,240)
4. Investment in receivables with uncertainty in settlement or in default	1,734	-	-	1,395	-	-	(339)
Total	1,737	745	629	1,395	10	-	(1,714)

(Million Baht)

	The Bank 30 September 2007						
	Cost Value / Book Value			Fair Value			
	Investments In Receivables	Equity Securities	Debt Instruments	Investments In Receivables	Equity Securities	Debt Instruments	Allowance for Impairment
1. Closed financial institutions	-	1	131	-	-	-	(132)
2. Listed companies which meet SET's criteria for delisting, and are in default on debt instruments	3	-	-	-	-	-	(3)
3. Companies whose ability to continue as a going concern is uncertain, or unlisted companies whose financial position and operating results are the same as companies which meet SET's criteria for delisting	-	1,043	498	-	1	-	(1,540)
4. Investment in receivables with uncertainty in settlement or in default	754	-	-	493	-	-	(261)
Total	757	1,044	629	493	1	-	(1,936)

(Million Baht)

	The Bank						
	31 December 2006						
	Cost Value / Book Value			Fair Value			
	Investments In Receivables	Equity Securities	Debt Instruments	Investments In Receivables	Equity Securities	Debt Instruments	Allowance for Impairment
1. Closed financial institutions	-	1	131	-	-	-	(132)
2. Listed companies which meet SET's criteria for delisting, and are in default on debt instruments	3	1	-	-	8	-	(3)
3. Companies whose ability to continue as a going concern is uncertain, or unlisted companies whose financial position and operating results are the same as companies which meet SET's criteria for delisting	-	743	498	-	2	-	(1,240)
4. Investment in receivables with uncertainty in settlement or in default	928	-	-	761	-	-	(167)
Total	931	745	629	761	10	-	(1,542)

For the nine-month periods ended 30 September, change in the investments in subsidiaries and associated companies were as follows:

(Million Baht)

	Consolidated		The Bank	
	2007	2006	2007	2006 (Restated)
Net book value at 1 January	483	450	9,740	11,127
Share of profit from investments on equity method	131	138	-	-
Acquisitions	-	4	-	694
Sale	(2)	-	(14)	-
Dividend income	(49)	(121)	-	-
Reversal of allowance for impairment	12	21	14	11
Capital reduction	-	(35)	(483)	(35)
Write - off	-	(11)	-	(11)
Others	14	(1)	-	-
Net book value at 30 September	589	445	9,257	11,786
Net book value at 31 December		483		9,740

Investments in ordinary shares of subsidiaries and associated companies were as follows:

(Million Baht)

				Consolidated				The Bank			
				Investments				Investments			
		% Shareholding									
	Type of Business	Directly and indirectly		Cost method		Equity method		Cost method		Dividend income	
		30 September 2007	31 December 2006	30 September 2007	31 December 2006	30 September 2007	31 December 2006	30 September 2007	31 December 2006 (Restated)	30 September 2007	30 September 2006
Phethai Asset Management Co., Ltd.	Asset Management	100.00%	100.00%	-	-	-	-	5,998	5,998	-	-
Progress Land and Buildings Co., Ltd.	Property Development	100.00%	100.00%	-	-	-	-	639	1,122	-	-
Progress Gunpai Co., Ltd.	Service	100.00%	100.00%	21	21	147	107	21	21	-	-
Progress Plus Co., Ltd.	Service	100.00%	100.00%	4	4	29	32	4	4	5	-
Kasikorn Factoring Co., Ltd.	Lending	100.00%	100.00%	-	-	-	-	237	237	-	-
Kasikorn Research Center Co., Ltd.	Service	100.00%	100.00%	-	-	-	-	6	6	-	-
Progress Facilities Management Co., Ltd.	Service	100.00%	100.00%	5	5	14	15	5	5	5	5
Progress Management Co., Ltd.	Service	100.00%	100.00%	6	6	26	24	6	6	1	-
Kasikorn Leasing Co., Ltd.	Lending	100.00%	100.00%	-	-	-	-	900	900	-	-
Progress Software Co., Ltd.	Service	100.00%	100.00%	18	18	112	106	18	18	20	6
Kasikorn Asset Management Co., Ltd.	Mutual Fund Management	100.00%	100.00%	-	-	-	-	2,003	2,003	600	268
Kasikorn Securities Public Co., Ltd.	Securities Business	99.99%	99.99%	-	-	-	-	1,312	1,312	-	-

(Million Baht)

				Consolidated				The Bank			
				Investments				Investments			
		% Shareholding									
	Type of Business	Directly and indirectly		Cost method		Equity method		Cost method		Dividend income	
		30 September 2007	31 December 2006	30 September 2007	31 December 2006	30 September 2007	31 December 2006	30 September 2007	31 December 2006 (Restated)	30 September 2007	30 September 2006
KHAO KLA Venture Capital *	Venture Capital										
Management Co., Ltd.	Management	100.00%	-	-	-	-	-	-	-	-	-
Progress Storage Co., Ltd.	Service	100.00%	100.00%	3	3	18	15	3	3	3	6
Progress Services Support Co., Ltd.	Service	100.00%	100.00%	4	4	7	6	4	4	-	-
Progress Services Co., Ltd.	Service	100.00%	100.00%	2	2	18	19	2	2	10	10
Progress HR Co., Ltd.	Service	100.00%	100.00%	1	1	24	11	1	1	-	-
Progress Appraisal Co., Ltd.	Service	100.00%	100.00%	5	5	45	39	5	5	-	-
Processing Center Co., Ltd.	Service	30.00%	30.00%	3	3	147	107	3	3	5	94
N.C. Associate Co., Ltd.	Trading	28.23%	28.23%	1	1	1	-	1	1	-	-
Rural Capital Partners Co., Ltd.	Venture Capital	27.50%	27.50%	2	2	2	2	2	2	-	-
Progress Information Co., Ltd.	Service	-	20.00%	-	14	-	2	-	14	-	-
M. Grand Hotel Co., Ltd.	Hotel	20.00%	20.00%	355	355	15	26	355	355	-	-
Total				430	444	605	511	11,525	12,022	649	389
Less Allowance for impairment				(356)	(370)	(16)	(28)	(2,268)	(2,282)	-	-
Investments in Subsidiaries and Associated Companies – Net				74	74	589	483	9,257	9,740	649	389

* The Bank holds 100.00% shares indirectly through Kasikorn Asset Management Co., Ltd.

The recording of investments in subsidiaries and associated companies using the equity method in the consolidated financial statements is based on financial information obtained from audited or unaudited financial statements and from management information that has not been audited or reviewed by the auditors.

Investments held by the Bank and its subsidiaries, that were more than 10% of those companies' shares and were not investments in subsidiaries and associated companies, classified by industry were as follows:

(Million Baht)

	Consolidated		The Bank	
	30 September 2007	31 December 2006	30 September 2007	31 December 2006
Agricultural and mining	33	34	-	-
Manufacturing and commerce	20	20	20	20
Property development and construction	609	733	609	733
Infrastructure and services	277	277	272	272
Others	362	354	362	354
Total	1,301	1,418	1,263	1,379

The financial position and results of operations of the Bank's subsidiaries in the consolidated financial statements are set out below:

Phethai Asset Management Company Limited

Condensed Balance Sheets

	Million Baht	
	30 September 2007 (Unaudited)	31 December 2006
ASSETS		
Cash and deposits at financial institution	42	50
Long-term investments	34	46
Investments in receivables	1,828	2,290
Loans, receivables and accrued interest receivables	2,468	3,194
Properties foreclosed	3,773	4,374
Equipment	1	2
Other assets	1,099	771
Total Assets	9,245	10,727
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities		
Borrowings from financial institution	5,080	6,550
Other liabilities	99	90
Shareholders' Equity	4,066	4,087
Total Liabilities and Shareholders' Equity	9,245	10,727

Phethai Asset Management Company Limited

Condensed Statements of Income

(Unaudited)

	Million Baht			
	For the Three-Month Periods Ended 30 September		For the Nine-Month Periods Ended 30 September	
	2007	2006	2007	2006
Interest and dividend income	57	41	172	281
Interest expense	34	76	152	207
Net (expense) income from interest and dividend	23	(35)	20	74
Bad debt and doubtful accounts (reversal)	(90)	(39)	(96)	(157)
Loss on debt restructuring	159	63	194	282
Net income (expense) from interest and dividend after (reversal) bad debt and doubtful accounts and loss on debt restructuring	(46)	(59)	(78)	(51)
Non-interest income	97	83	240	363
Non-interest expense	81	63	180	208
Net profit (loss)	(30)	(39)	(18)	104
Earnings (loss) per share (Baht)	(0.05)	(0.07)	(0.03)	0.17

Phethai Asset Management Company Limited

Statements of Cash Flows

For the Nine-Month Periods Ended 30 September 2007 and 2006

(Unaudited)

	Million Baht	
	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES		
Net profit (loss)	(18)	104
Adjustments to reconcile net profit (loss) to net cash from operating activities		
Gain on transfer of financial assets	(34)	(102)
Loss on impairment of investments in receivables	(24)	10
Reversal of bad debt and doubtful accounts	(97)	(157)
Loss on debt restructuring	194	282
Interest income from amortization of revaluation allowance for debt restructuring	(28)	(45)
Depreciation and amortization	7	4
Loss on impairment of properties foreclosed	52	68
Gain on disposal of securities for investments	(7)	(15)
Reversal of loss on impairment of other assets	-	(6)
Loss on impairment of assets to be transferred	(6)	-
(Decrease) increase in accrued interest payables	(13)	10
Decrease in accrued expenses	(10)	(15)
Net (loss) profit from operations before changes in operating assets and liabilities	16	138
(Increase) decrease in operating assets		
Investments in receivables	36	122
Loans and receivables	740	740
Properties foreclosed	389	497
Other assets	234	(2)
Increase (decrease) in operating liabilities		
Other liabilities	31	6
Net Cash Provided by Operating Activities	1,446	1,501

Phethai Asset Management Company Limited
Statements of Cash Flows (Continued)
For the Nine-Month Periods Ended 30 September 2007 and 2006
(Unaudited)

	Million Baht	
	2007	2006
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from disposal of long-term investments	16	3
Net Cash Provided by Investing Activities	16	3
CASH FLOWS FROM FINANCING ACTIVITIES		
Cash paid for repayment of borrowings from financial institutions	(1,470)	(1,553)
Net Cash Used in Financing Activities	(1,470)	(1,553)
Net decrease in cash and cash equivalents	(8)	(49)
Cash and cash equivalents at the beginning of the period	50	71
Cash and cash equivalents at the end of the period	42	22
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION		
Cash paid (received) during the period		
Interest expense paid	165	197
Income tax paid	7	8
Income tax received	(13)	-

Progress Land and Buildings Company Limited

Condensed Balance Sheets

	Million Baht	
	30 September 2007	31 December 2006
	(Unaudited)	
ASSETS		
Cash and deposits at financial institutions	12	449
Other current assets	12	10
Properties foreclosed	462	481
Premises and equipment	3	3
Total Assets	489	943
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities	5	14
Shareholders' equity	484	929
Total Liabilities and Shareholders' Equity	489	943

Progress Land and Buildings Company Limited

Condensed Statements of Income

(Unaudited)

	Million Baht			
	For the Three-Month Periods Ended 30 September		For the Nine-Month Periods Ended 30 September	
	2007	2006	2007	2006
Revenues	4	13	14	40
Expense	7	20	20	42
Net loss	(3)	(7)	(6)	(2)
Loss per share (Baht)	(0.44)	(0.54)	(0.57)	(0.18)

Kasikorn Factoring Company Limited

Condensed Balance Sheets

	Million Baht	
	30 September 2007 (Unaudited)	31 December 2006
ASSETS		
Current Assets		
Cash and deposits at financial institutions	125	253
Current portion of factoring receivables	2,217	2,904
Current portion of finance lease receivables	343	247
Current portion of hire purchase receivables	12	11
Other current assets	77	66
Non-Current Assets		
Factoring receivables	33	57
Finance lease receivables	877	806
Hire purchase receivable	4	4
Other assets	25	27
Total Assets	3,713	4,375
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities		
Short-term loans from financial institutions	2,430	3,305
Current portion of long-term loan	192	140
Long term loan	600	520
Other liabilities	113	124
Shareholders' Equity	378	286
Total Liabilities and Shareholders' Equity	3,713	4,375

Kasikorn Factoring Company Limited

Condensed Statements of Income

(Unaudited)

	Million Baht			
	For the Three-Month Periods Ended 30 September		For the Nine-Month Periods Ended 30 September	
	2007	2006	2007	2006
Revenues	94	109	294	278
Expense	70	89	202	219
Net profit	24	20	92	59
Earnings per share (Baht)	15.06	12.10	57.57	36.63

Kasikorn Research Center Company Limited

Condensed Balance Sheets

	Million Baht	
	30 September 2007 (Unaudited)	31 December 2006
ASSETS		
Cash and cash equivalents	25	21
Other assets	7	7
Total Assets	32	28
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities	7	9
Shareholders' Equity	25	19
Total Liabilities and Shareholders' Equity	32	28

Kasikorn Research Center Company Limited

Condensed Statements of Income

(Unaudited)

	Million Baht			
	For the Three-Month Periods Ended 30 September		For the Nine-Month Periods Ended 30 September	
	2007	2006	2007	2006
Revenues	15	14	50	44
Expense	14	16	44	42
Net profit (loss)	1	(2)	6	2
Earnings (loss) per share (Baht)	12.08	(16.37)	59.89	21.28

Kasikorn Leasing Company Limited

Condensed Balance Sheets

	Million Baht	
	30 September 2007	31 December 2006
	(Unaudited)	(Restated)
ASSETS		
Current assets		
Cash and deposits at financial institution	439	193
Current portion of hire purchase receivables	5,333	2,852
Current portion of finance lease receivables	243	131
Loans to sales representatives receivables	955	1,039
Other current assets	400	228
Non-current assets		
Hire purchase receivables	12,965	6,779
Finance lease receivables	693	467
Leasehold office improvement and equipment	43	22
Other non current assets	244	10
Total Assets	21,315	11,721
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities		
Short-term loans from financial institutions	80	905
Current portion of long-term loan	6,387	3,241
Other current liabilities	203	94
Long term loan	13,843	6,697
Other non current liabilities	27	19
Shareholders' Equity	775	765
Total Liabilities and Shareholders' Equity	21,315	11,721

Kasikorn Leasing Company Limited

Condensed Statements of Income

(Unaudited)

	Million Baht			
	For the Three-Month Periods Ended 30 September		For the Nine-Month Periods Ended 30 September	
	2007	2006 (Restated)	2007	2006 (Restated)
Revenues	380	146	924	333
Expense	358	187	915	479
Net profit (loss)	22	(41)	9	(146)
Earnings (loss) per share (Baht)	0.25	(1.47)	0.11	(3.25)

Kasikorn Securities Public Company Limited

Condensed Balance Sheets

	Million Baht	
	30 September 2007 (Unaudited)	31 December 2006
ASSETS		
Cash and cash equivalents	307	249
Long-term deposit with financial institution	-	140
Investments in debt and equity securities	21	21
Receivables from Clearing House	51	16
Securities business receivables	728	298
Leasehold office improvement and equipment	86	90
Other assets	93	96
Total Assets	1,286	910
LIABILITIES AND SHAREHOLDERS' EQUITY		
Short-term loans from financial institutions	-	75
Payable to Clearing Houses	278	60
Securities business payables	251	66
Other liabilities	78	99
Shareholders' Equity	679	610
Total Liabilities and Shareholders' Equity	1,286	910

Kasikorn Securities Public Company Limited

Condensed Statements of Income

(Unaudited)

	Million Baht			
	For the Three-Month Periods Ended 30 September		For the Nine-Month Periods Ended 30 September	
	2007	2006	2007	2006
Revenues	94	36	259	94
Expense	70	45	191	156
Net profit (loss)	24	(9)	68	(62)
Earnings (loss) per share (Baht)	0.40	(0.16)	1.13	(1.04)

Kasikorn Asset Management Company Limited

Condensed Balance Sheets

	Million Baht	
	30 September 2007 (Unaudited)	31 December 2006
ASSETS		
Cash and deposits at financial institution	305	369
Long–term deposits at financial institutions	116	99
Investments in debt and equity securities	191	482
Fee receivables	114	101
Premises and equipment	141	147
Deferred assets from business purchased	174	214
Other assets	20	27
Total Assets	1,061	1,439
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities	145	176
Shareholders' Equity	916	1,263
Total Liabilities and Shareholders' Equity	1,061	1,439

Kasikorn Asset Management Company Limited

Condensed Statements of Income

(Unaudited)

	Million Baht			
	For the Three-Month Periods Ended 30 September		For the Nine-Month Periods Ended 30 September	
	2007	2006	2007	2006
Revenues	295	275	820	830
Expense	198	186	568	583
Net profit	97	89	252	247
Earnings per share (Baht)	3.58	3.29	9.29	9.10

The summary of financial position and results of operations of its subsidiaries which are not included in the consolidated financial statements is as follows:

(Million Baht)

	Balance Sheets					
	30 September 2007 (Unaudited)			31 December 2006		
	Total Assets	Total Liabilities	Shareholders' Equity	Total Assets	Total Liabilities	Shareholders' Equity
Progress Gunpai Co., Ltd.	269	121	148	246	138	108
Progress Plus Co., Ltd.	62	32	30	89	57	32
Progress Facilities Management Co., Ltd.	28	14	14	28	13	15
Progress Services Co., Ltd.	25	7	18	28	9	19
Progress Management Co., Ltd.	32	6	26	31	7	24
Progress Storage Co., Ltd.	19	2	17	19	4	15
Progress Appraisal Co., Ltd.	62	19	43	51	12	39
Progress Software Co., Ltd.	157	44	113	160	54	106
Progress HR Co., Ltd.	29	7	22	30	19	11
Progress Services Support Co., Ltd.	21	14	7	15	9	6
	704	266	438	697	322	375

(Million Baht except for Earnings (Loss) per Share)

	Statements of Income							
	For the Three-Month Periods Ended 30 September							
	2007				2006			
	(Unaudited)							
	Revenue	Expenses	Net Profit (Loss)	Earnings (Loss) per Share (Baht)	Revenue	Expenses	Net Profit (Loss)	Earnings (Loss) per Share (Baht)
Progress Gunpai Co., Ltd.	91	79	12	61.18	76	64	12	61.22
Progress Plus Co., Ltd.	52	52	-	(0.37)	52	50	2	5.85
Progress Facilities Management Co., Ltd.	20	19	1	29.01	18	17	1	25.50
Progress Services Co., Ltd.	42	39	3	143.83	41	38	3	134.53
Progress Management Co., Ltd.	15	14	1	28.73	15	14	1	23.73
Progress Storage Co., Ltd.	9	8	1	62.92	8	6	2	54.16
Progress Appraisal Co., Ltd.	60	52	8	1,590.18	42	41	1	170.44
Progress Software Co., Ltd.	74	61	13	122.61	60	52	8	78.73
Progress HR Co., Ltd.	94	91	3	268.03	81	78	3	291.52
Progress Services Support Co., Ltd.	26	25	1	24.42	15	15	-	14.12
	483	440	43		408	375	33	

(Million Baht except for Earnings (Loss) per Share)

	Statements of Income							
	For the Nine-Month Periods Ended 30 September							
	2007				2006			
	(Unaudited)							
	Revenue	Expenses	Net Profit (Loss)	Earnings (Loss) per Share (Baht)	Revenue	Expenses	Net Profit (Loss)	Earnings (Loss) per Share (Baht)
Progress Gunpai Co., Ltd.	267	227	40	200.18	211	179	32	160.51
Progress Plus Co., Ltd.	175	173	2	7.35	138	135	3	11.07
Progress Facilities Management Co., Ltd.	58	54	4	84	55	51	4	84.77
Progress Services Co., Ltd.	125	116	9	427.96	121	112	9	425.18
Progress Management Co., Ltd.	46	42	4	69.21	42	37	5	83.38
Progress Storage Co., Ltd.	26	21	5	179.93	24	19	5	181.68
Progress Appraisal Co., Ltd.	156	142	14	2,789.79	114	113	1	192.21
Progress Software Co., Ltd.	204	175	29	288.54	156	131	25	246.63
Progress HR Co., Ltd.	304	293	11	1,060	197	190	7	654.26
Progress Services Support Co., Ltd.	73	71	2	47.28	37	36	1	29.50
	1,434	1,314	120		1,095	1,003	92	

6 LOANS AND ACCRUED INTEREST RECEIVABLES

Loans and accrued interest receivables classified by account status

(Million Baht)

	Consolidated			
	30 September 2007			
	Loans and Accrued Interest Receivables	Outstanding Debt after Deduction of Collateral Value/ NPV of Cash Flow from Debtors or Sale of Collateral	% Used for Calculating The Allowance	Allowance for Doubtful Accounts
Pass	673,476	295,153	1	2,961*
Special Mention	9,425	2,511	2	50
Sub-Standard	7,292	3,218	100	3,218
Doubtful	11,348	4,535	100	4,535
Doubtful of Loss	28,962	14,653	100	14,653
Allowance established in excess of BoT regulations	-	-		6,042
Kasikorn Securities Public Co.,Ltd.	773	-		-
Total	731,276	320,070		31,459

* Includes the allowance for doubtful accounts of asset management companies as per the BoT's audit results, which has been transferred from the allowance provided in excess of the BoT's regulations.

(Million Baht)

	Consolidated			
	31 December 2006			
	Loans and Accrued Interest Receivables	Outstanding Debt after Deduction of Collateral Value/ NPV of Cash Flow from Debtors or Sale of Collateral	% Used for Calculating The Allowance	Allowance for Doubtful Accounts
Pass	623,130	313,721	1	3,152*
Special Mention	8,469	2,114	2	42
Sub-Standard	7,777	3,242	100	3,242
Doubtful	10,298	3,805	100	3,805
Doubtful of Loss	29,030	14,130	100	14,130
Allowance established in excess of BoT regulations	-	-		7,332
Kasikorn Securities Public Co.,Ltd.	315	-		-
Total	679,019	337,012		31,703

* Includes the allowance for doubtful accounts of asset management companies as per the BoT's audit results, which has been transferred from the allowance provided in excess of the BoT's regulations.

(Million Baht)

	The Bank 30 September 2007			
	Loans and Accrued Interest Receivables	Outstanding Debt after Deduction of Collateral Value NPV of Cash Flow from Debtors or Sale of Collateral	% Used for Calculating The Allowance	Allowance for Doubtful Accounts
Pass	678,701	319,927	1	3,199
Special Mention	8,565	2,453	2	49
Sub-Standard	7,154	3,192	100	3,192
Doubtful	11,304	4,521	100	4,521
Doubtful of Loss	22,163	11,747	100	11,747
Allowance established in excess of BoT regulations	-	-		4,963
Total	727,887	341,840		27,671

(Million Baht)

	The Bank 31 December 2006			
	Loans and Accrued Interest Receivables	Outstanding Debt after Deduction of Collateral Value NPV of Cash Flow from Debtors or Sale of Collateral	% Used for Calculating The Allowance	Allowance for Doubtful Accounts
Pass	628,365	330,787	1	3,308
Special Mention	7,917	2,056	2	40
Sub-Standard	7,723	3,226	100	3,226
Doubtful	10,263	3,794	100	3,794
Doubtful of Loss	20,696	10,201	100	10,201
Allowance established in excess of BoT regulations	-	-		6,143
Total	674,964	350,064		26,712

Unearned interest are as follows:

(Million Baht)

	30 September 2007		31 December 2006	
	The Bank	The Bank and Subsidiaries	The Bank	The Bank and Subsidiaries
Unearned interest	313	2,951	408	1,721

Non-performing loans (NPL)

According to the BoT's directive dated 16 January 2003, non-performing loans (NPL) were redefined as sub-quality loans, being outstanding loans of sub-standard, doubtful, doubtful of loss and loss loan accounts in accordance with the BoT's guidelines. This included fully-provisioned loans which had previously been written-off.

According to the Bank of Thailand's new regulations, dated 7 December 2006, commercial banks are required to report additional information on non-performing loans, which includes:

- NPL net refers to the non-performing loan value, net of total allowances for doubtful accounts.
- The ratio of total loans, net of allowances for doubtful accounts means the ratio of NPL net to total loans, net of total allowances for doubtful accounts.

Previously, commercial banks were required to report only information on non-performing loans (NPL gross) and the percentage of NPLs to total loans.

Non-performing loans, net, (including financial institutions) based on the above directive can be summarized as follows:

(Million Baht)

	30 September 2007	
	The Bank	The Bank and Subsidiaries
Non-performing loans, net	20,517	24,007
Total loans used for NPL net ratio calculation [(1)]	720,602	719,750[(2)]
Ratio of total loans	2.85	3.34

(Million Baht)

	31 December 2006	
	The Bank	The Bank and Subsidiaries
Non-performing loans, net	20,886	27,282
Total loans used for NPL net ratio calculation [(1)]	657,798	659,545[(2)]
Ratio of total loans	3.18	4.14

[(1)] Total loans used for NPL ratio calculation are loans to general customers as presented in the balance sheet and loans to financial institutions as included in interbank and money market items.

[(2)] Excluding loans to subsidiaries, as of 30 September 2007 and 31 December 2006 amounting to Baht 28,612 million and Baht 21,358 million, respectively.

Non-performing loans, gross, (including financial institutions) based on the above directive can be summarized as follows:

(Million Baht)

	30 September 2007	
	The Bank	The Bank and Subsidiaries
Non-performing loans, gross	40,269	47,071
Total loans used for NPL gross ratio calculation [1]	740,355	742,814 [2]
Ratio of total loans	5.44	6.34

(Million Baht)

	31 December 2006	
	The Bank	The Bank and Subsidiaries
Non-performing loans, gross	38,291	46,495
Total loans used for NPL gross ratio calculation [1]	675,202	678,758 [2]
Ratio of total loans	5.67	6.85

[1] Total loans used for NPL ratio calculation are loans to general customers as presented in the balance sheet and loans to financial institutions as included in interbank and money market items.

[2] Excluding loans to subsidiaries, as of 30 September 2007 and 31 December 2006 amounting to Baht 28,612 million and Baht 21,358 million, respectively.

Non-performing loans, gross, (including financial institutions) based on the above directive can be summarized as follows:

Non-accrual loans (including financial institutions) were as follows:

(Million Baht)

	30 September 2007				
	The Bank	Phethai – AMC (Original principals)	Kasikorn Factoring	Kasikorn Leasing	The Bank and Subsidiaries
Non-accrual loans	53,396	7,118	233	204	60,951
Total loans used for ratio Calculation*	740,355	7,118	3,718	20,234	742,813**
Percentage of total loans	7.21	100	6.27	1.01	8.21

(Million Baht)

	31 December 2006				
	The Bank	Phethai – AMC (Original principals)	Kasikorn Factoring	Kasikorn Leasing	The Bank and Subsidiaries
Non-accrual loans	49,637	9,358	232	77	59,304
Total loans used for ratio Calculation*	675,202	9,358	4,277	11,279	678,758**
Percentage of total loans	7.35	100.00	5.42	0.68	8.74

* Total loans used for NPL ratio calculation are loans to general customers as presented in the balance sheet and loans to financial institutions as included in interbank and money market items.

** Excluding loans to subsidiaries, as of 30 September 2007 and 31 December 2006 amounting to Baht 28,612 million and Baht 21,358 million, respectively.

Loans to listed companies that meet SET's criteria for delisting were as follows:

(Million Baht)

	Consolidated					
	30 September 2007			31 December 2006		
	Loans and Accrued Interest Receivables	Collateral Value	Allowance for Doubtful Accounts	Loans and Accrued Interest Receivables	Collateral Value	Allowance for Doubtful Accounts
Listed companies which meet SET's criteria for delisting	9	2	2	69	27	15

(Million Baht)

	The Bank					
	30 September 2007			31 December 2006		
	Loans and Accrued Interest Receivables	Collateral Value	Allowance for Doubtful Accounts	Loans and Accrued Interest Receivables	Collateral Value	Allowance for Doubtful Accounts
Listed companies which meet SET's criteria for delisting	9	2	2	69	27	15

The outstanding balances of loans to the Bank's wholly owned subsidiaries were as follows:

(Million Baht)

	30 September 2007			
	Type of loans	Maturity	Interest rate	Amount
Phethai Asset Management Co., Ltd.	Bills	3 Months	3-Month Fixed Deposit	5,080
Kasikorn Factoring Co., Ltd.	Bills	1-6 Months	Money Market Rate + Spread 1% at least	2,010
	Bills	At Call	Money Market Rate + Spread 1% at least	420
	Loans	1-2 Years	Fixed Rate	791
Kasikorn Leasing Co., Ltd.	Bills	7-120 Days	Money Market Rate	80
	Loans	1-5 Years	Fixed Rate	20,230

(Million Baht)

	31 December 2006			
	Type of loans	Maturity	Interest rate	Amount
Phethai Asset Management Co., Ltd.	Bills	3 Months	3-Month Fixed Deposit	6,550
Kasikorn Factoring Co., Ltd.	Bills	1-6 Months	Money Market Rate + Spread 1% at least	2,690
	Bills	At Call	Money Market Rate + Spread 1% at least	540
	Loans	1-2 Years	Fixed Rate	735
Kasikorn Leasing Co., Ltd.	Bills	7-120 Days	Money Market Rate	905
	Loans	1-5 Years	Fixed Rate	9,938

Transferring of Sub-Standard Quality Assets to Thai Asset Management Corporation (TAMC)

In accordance with the Emergency Decree on the Thai Asset Management Corporation B.E. 2544, on 12 October 2001, the Bank signed an Asset Transfer Agreement with TAMC to transfer eligible sub-standard quality assets outstanding as of 31 December 2000 to TAMC. All rights and duties associated with each transferred sub-standard quality asset were transferred to TAMC at a price determined by the appraised value of the underlying collateral assets, provided that the price did not exceed the book value of credits extended, less existing provisions outstanding, as required by law on the transfer date. TAMC has 180 days from the date of each transfer to examine any transferred assets. TAMC will then quote the transfer price within seven days after the end of the examination period. After confirming the price, TAMC will issue non-transferable 10-year callable promissory notes guaranteed by FIDF. The notes bear interest equal to the weighted average of the deposit rates of five major banks, and are paid at the end of each year by means of a non-transferable, extendable one-year promissory note, guaranteed by FIDF. The rights to these notes and the received notes are included in investments in held-to-maturity debt instruments.

In accordance with the Emergency Decree and the Asset Transfer Agreement, TAMC and the Bank will share jointly the profits and responsibility for any losses on transferred assets, which are payable on the fifth and the tenth anniversaries of the transfers, starting from 1 July 2001. In the case of losses, the Bank will first be responsible for any loss, not exceeding 20% of the transfer price. The second portion of losses, again not exceeding 20% of the transfer price, will be equally shared by TAMC and the Bank. Any remaining loss would then be absorbed by TAMC. In addition, expenses of TAMC are included in the calculation of the gain or loss sharing. In the case of profit, the first portion of profits up to 20% of the transfer price is to be shared equally by TAMC and the Bank. Should there be any profit over and above this, the Bank is entitled to the remainder up to the gross book value of the assets, less the transfer price and the Bank's share in the first portion of the profits. As of 30 September 2007 and 31 December 2006 the Bank has set up an estimate for loss sharing amounting to Baht 769 million and Baht 694 million, respectively.

For the nine - month period ended 30 September 2007, the Bank did not transfer any sub-standard quality assets to TAMC. The gross book value of the assets transferred before deducting allowance for doubtful accounts up to 30 September 2007 was Baht 14,557 million and the estimated total transfer price up to 30 September 2007 was Baht 10,123 million. As of 30 September 2007, the Bank received promissory notes from TAMC of Baht 10,123 million.

As at 30 September 2007, the Bank was informed that loss sharing amounting to Baht 29 million was allocated to the Bank from TAMC.

7 TROUBLED DEBT RESTRUCTURING

For the nine-month periods ended 30 September, the Bank and its subsidiaries engaged in debt restructuring contracts as follows:

(Million Baht)

	Consolidated				The Bank			
	2007		2006		2007		2006	
	Cases	Total Outstanding Debt Before Restructuring	Cases	Total Outstanding Debt Before Restructuring	Cases	Total Outstanding Debt Before Restructuring	Cases	Total Outstanding Debt Before Restructuring
Debt restructuring contracts that incurred losses	1,458	9,080	1,684	10,270	1,367	8,402	1,428	7,983
Debt restructuring contracts that incurred no losses	16,033	13,899	10,421	13,919	15,990	13,682	10,338	13,490
Total	17,491	22,979	12,105	24,189	17,357	22,084	11,766	21,473

Losses on debt restructuring for the nine-month periods ended 30 September 2007 and 2006 were as follows:

(Million Baht)

		Consolidated 30 September 2007				
		The Outstanding Debt		Transferred Assets		Loss on
		Before	After			Debt
Types of Restructuring	Cases	Restructuring	Restructuring	Types	Fair Value	Restructuring
Transfers of assets	907	3,053	-	Cash, land, premises and investments	1,865	1,188
Changes of repayment conditions	533	5,627	5,428	-	-	881
Debt restructuring in various forms	18	400	318	Cash, land, premises and investments	74	85
Total	1,458	9,080	5,746		1,939	2,154

(Million Baht)

		Consolidated 30 September 2006				
		The Outstanding Debt		Transferred Assets		Loss on
		Before	After			Debt
Types of Restructuring	Cases	Restructuring	Restructuring	Types	Fair Value	Restructuring
Transfers of assets	1,274	5,277	-	Cash, land, premises and investments	2,923	2,354
Changes of repayment conditions	373	4,661	4,498	-	-	376
Debt restructuring in various forms	37	332	184	Cash, land, premises and investments	94	143
Total	1,684	10,270	4,682		3,017	2,873

(Million Baht)

The Bank

30 September 2007

Types of Restructuring	Cases	The Outstanding Debt Before Restructuring	The Outstanding Debt After Restructuring	Transferred Assets Types	Transferred Assets Fair Value	Loss on Debt Restructuring
Transfers of assets	859	2,768	-	Cash, land, premises and investments	1,649	1,119
Changes of repayment conditions	490	5,234	5,151	-	-	756
Debt restructuring in various forms	18	400	318	Cash, land, premises and investments	74	85
Total	1,367	8,402	5,469		1,723	1,960

(Million Baht)

The Bank

30 September 2006

Types of Restructuring	Cases	The Outstanding Debt Before Restructuring	The Outstanding Debt After Restructuring	Transferred Assets Types	Transferred Assets Fair Value	Loss on Debt Restructuring
Transfers of assets	1,145	4,695	-	Cash, land, premises and investments	2,482	2,213
Changes of repayment conditions	249	2,981	2,926	-	-	237
Debt restructuring in various forms	34	307	184	Cash, land, premises and investments	70	142
Total	1,428	7,983	3,110		2,552	2,592

The Bank and its subsidiaries measure the expected recoverable amounts of loans restructured by changing repayment conditions by using the present value of future cash flows discounted by the market rate.

The terms of debt restructuring agreements with debts which were restructured by changing the repayment conditions and restructured in various other ways and which resulted in losses on debt restructuring during the nine-month periods ended 30 September are as follows:

(Million Baht)

	Consolidated							
	2007				2006			
		The Outstanding Debt				The Outstanding Debt		
Terms of debt restructuring agreements	Cases	Before Restructuring	After Restructuring	End of Period	Cases	Before Restructuring	After Restructuring	End of Period
Less than 5 years	445	4,001	3,790	3,577	280	1,631	1,386	1,021
5 to 10 years	51	1,516	1,473	1,622	62	2,117	2,097	2,062
Over 10 years	55	510	483	546	68	1,245	1,199	1,206
Total	551	6,027	5,746	5,745	410	4,993	4,682	4,289

(Million Baht)

	The Bank							
	2007				2006			
		The Outstanding Debt				The Outstanding Debt		
Terms of debt restructuring agreements	Cases	Before Restructuring	After Restructuring	End of Period	Cases	Before Restructuring	After Restructuring	End of Period
Less than 5 years	414	3,842	3,680	3,308	207	1,158	998	683
5 to 10 years	46	1,347	1,344	1,324	45	1,833	1,815	1,792
Over 10 years	48	445	445	443	31	297	297	295
Total	508	5,634	5,469	5,075	283	3,288	3,110	2,770

The Bank and its subsidiaries recognized interest income from debt restructuring as follows:

(Million Baht)

	Consolidated			
	For the Three-Month Periods Ended 30 September		For the Nine-Month Periods Ended 30 September	
	2007	2006	2007	2006
Debt restructuring contracts that incurred losses	207	174	552	503

(Million Baht)

	The Bank			
	For the Three-Month Periods Ended 30 September		For the Nine-Month Periods Ended 30 September	
	2007	2006	2007	2006
Debt restructuring contracts that incurred losses	195	157	517	428

The Bank had commitments to extend additional loans to these borrowers as follows:

(Million Baht)

	Consolidated and The Bank	
	30 September 2007	31 December 2006
Debt restructuring contracts that incurred losses	382	107

The Bank and its subsidiaries had outstanding balances on debtors which were restructured during the period as follows:

(Million Baht)

	Consolidated		The Bank	
	30 September 2007	31 December 2006	30 September 2007	31 December 2006
Debt restructuring contracts that incurred losses	5,745	4,858	5,075	2,981
Debt restructuring contracts that incurred no losses	10,293	11,585	10,259	11,516
Total	16,038	16,443	15,334	14,497

The Bank and its subsidiaries had outstanding balances relating to all restructured debtors which had been performing in accordance with debt restructuring agreements as follows:

(Million Baht)

	Consolidated		The Bank	
	30 September 2007	31 December 2006	30 September 2007	31 December 2006
Debt restructuring contracts that incurred losses	17,718	15,725	16,964	14,539
Debt restructuring contracts that incurred no losses	26,576	27,470	26,458	27,188
Total	44,294	43,195	43,422	41,727

8 ALLOWANCE FOR DOUBTFUL ACCOUNTS

The movements in the allowance for doubtful accounts during the period were as follows:

(Million Baht)

Consolidated

30 September 2007

	Pass	Special Mention	Sub-Standard	Doubtful	Doubtful of Loss	Allowances Established in Excess of BoT's Regulations	Total
Balance at beginning of the period	3,157	42	3,242	3,805	14,130	7,327	31,703
Transferred from investments in receivables	-	-	-	-	4	-	4
Doubtful accounts (reversal)	(196)	8	(24)	730	3,267	(1,154)	2,631
Bad debts recovered	-	-	-	-	321	-	321
Bad debts written off	-	-	-	-	(3,201)	-	(3,201)
Others	-	-	-	-	132	(131)	1
Balance at end of the period	2,961	50	3,218	4,535	14,653	6,042	31,459

(Million Baht)

Consolidated

31 December 2006

	Pass	Special Mention	Sub-Standard	Doubtful	Doubtful of Loss	Allowances Established in Excess of BoT's Regulations	Total
Balance at beginning of the year	5,688	102	205	2,619	14,730	11,423	34,767
Transferred from investments in receivables	-	-	-	-	89	-	89
Doubtful accounts (reversal)	(2,531)	(60)	3,037	1,186	3,159	(4,096)	695
Bad debts recovered	-	-	-	-	605	-	605
Bad debts written off	-	-	-	-	(7,295)	-	(7,295)
Others	-	-	-	-	2,842	-	2,842
Balance at end of the year	3,157	42	3,242	3,805	14,130	7,327	31,703

(Million Baht)

The Bank

30 September 2007

	Pass	Special Mention	Sub-Standard	Doubtful	Doubtful of Loss	Allowances Established in Excess of BoT's Regulations	Total
Balance at beginning of the period	3,313	40	3,226	3,794	10,201	6,138	26,712
Doubtful accounts (reversal)	(114)	9	(34)	727	3,357	(1,175)	2,770
Bad debt recovered	-	-	-	-	321	-	321
Bad debt written off	-	-	-	-	(2,519)	-	(2,519)
Others	-	-	-	-	387	-	387
Balance at end of the period	3,199	49	3,192	4,521	11,747	4,963	27,671

(Million Baht)

The Bank

31 December 2006

	Pass	Special Mention	Sub-Standard	Doubtful	Doubtful of Loss	Allowances Established in Excess of BoT's Regulations	Total
Balance at beginning of the year	5,728	97	202	2,606	9,304	8,784	26,721
Transferred from investments in receivables	-	-	-	-	83	-	83
Doubtful accounts (reversal)	(2,420)	(57)	3,024	1,188	2,002	(2,641)	1,096
Bad debt recovered	-	-	-	-	605	-	605
Bad debt written off	-	-	-	-	(4,902)	-	(4,902)
Others	-	-	-	-	3,109	-	3,109
Balance at end of the year	3,308	40	3,226	3,794	10,201	6,143	26,712

9 REVALUATION ALLOWANCE FOR DEBT RESTRUCTURING

The movements in the revaluation allowance for debt restructuring during the period/year were as follows:

(Million Baht)

	Consolidated		The Bank	
	30 September 2007	31 December 2006	30 September 2007	31 December 2006
Balance at beginning of the period/ year	1,289	2,672	1,259	2,355
Increase	131	552	122	505
Decrease due to write off	(195)	(2,076)	(195)	(2,076)
Change of classification	(6)	(115)	-	167
Amortization to interest income	(131)	(136)	(103)	(84)
Others	926	392	926	392
Balance at end of the period/ year	2,014	1,289	2,009	1,259

10 CLASSIFIED ASSETS

Assets of the Bank and its subsidiaries, classified as investments, loans and accrued interest receivable (including financial institutions), properties foreclosed and other assets, were categorized by quality in compliance with the BoT's regulations, taking into account analyses of each loan and appraisal of the financial standing of each borrower, as follows:

(Million Baht)

	Consolidated				
	30 September 2007				
	Investments	Loans and Accrued Interest Receivables	Properties Foreclosed	Other Assets	Total
Pass	-	686,401	-	-	686,401
Special Mention	-	9,445	-	-	9,445
Sub-Standard	-	7,292	-	-	7,292
Doubtful	-	11,348	-	-	11,348
Doubtful of Loss	4,830	28,839	1,287	690	35,646
Total	4,830	743,325	1,287	690	750,132

(Million Baht)

	Consolidated				
	31 December 2006				
	Investments	Loans and Accrued Interest Receivables	Properties Foreclosed	Other Assets	Total
Pass	-	623,846	-	-	623,846
Special Mention	-	8,382	-	-	8,382
Sub-Standard	-	7,777	-	-	7,777
Doubtful	-	10,298	-	-	10,298
Doubtful of Loss	3,195	29,030	1,340	705	34,270
Total	3,195	679,333	1,340	705	684,573

(Million Baht)

	The Bank				
	30 September 2007				
	Investments	Loans and Accrued Interest Receivables	Properties Foreclosed	Other Assets	Total
Pass	-	691,624	-	-	691,624
Special Mention	-	8,462	-	-	8,462
Sub-Standard	-	7,154	-	-	7,154
Doubtful	-	11,304	-	-	11,304
Doubtful of Loss	4,721	22,163	880	684	28,448
Total	4,721	740,707	880	684	746,992

(Million Baht)

	The Bank				
	31 December 2006				
	Investments	Loans and Accrued Interest Receivables	Properties Foreclosed	Other Assets	Total
Pass	-	629,081	-	-	629,081
Special Mention	-	7,830	-	-	7,830
Sub-Standard	-	7,723	-	-	7,723
Doubtful	-	10,263	-	-	10,263
Doubtful of Loss	3,009	20,696	995	691	25,391
Total	3,009	675,593	995	691	680,288

11 SHARE CAPITAL AND EARNINGS PER SHARE

The calculation of the consolidated and the Bank-only basic earnings per share for the three - month period ended 30 September 2007 was based on profit attributable to ordinary shareholders of Baht 3,412 million and Baht 3,486 million, respectively (2006: Baht 3,076 million and Baht 3,136 million, respectively) and the weighted average number of ordinary shares outstanding for the three - month period ended 30 September 2007 of 2,387,930,525 shares (2006: 2,381,897,783 shares).

The calculation of the consolidated and the Bank-only basic earnings per share for the nine - month period ended 30 September 2007 was based on profit attributable to ordinary shareholders of Baht 11,376 million and Baht 11,448 million, respectively (2006: Baht 10,236 million and Baht 10,376 million, respectively) and the weighted average number of ordinary shares outstanding for the nine - month period ended 30 September 2007 of 2,387,188,374 shares (2006: 2,381,253,897 shares).

The calculation of the weighted average number of ordinary shares outstanding for the three - month and nine - month periods ended 30 September 2007 is as follows:

	Consolidated and The Bank					
	Share capital		Number of the weighted average number of ordinary shares (Shares)			
	Number of shares	Amount (Million Baht)	For the three – month periods Ended 30 September		For the nine – month periods Ended 30 September	
			2007	2006	2007	2006
Issued ordinary shares as of 1 January 2006	2,373,293,667	23,733		2,373,293,667		2,373,293,667
Add:						
- The Bank registered the change in its paid-up share capital as a result of the increases in paid-up capital from the exercise of warrants for ordinary shares which were issued and offered for sale to Bank employees (except for directors)						
2006						
11 January :	7,894,300	79		7,894,300		7,605,132
11 April :	390,600	4		390,600		247,523
12 July :	362,566	3		319,216		107,575
Issued ordinary shares as of 30 September 2006	2,381,941,133	23,819		2,381,897,783		2,381,253,897
Issued ordinary shares as of 1 January 2007	2,382,147,733	23,821	2,382,147,733		2,382,147,733	
2007						
11 January :	4,460,392	45	4,460,392		4,297,008	
11 April :	1,004,336	10	1,004,336		636,447	
11 July :	356,852	4	318,064		107,186	
Issued ordinary shares as of 30 September 2007	2,387,969,313	23,880	2,387,930,525		2,387,188,374	

12 CAPITAL REQUIREMENTS

The ratios of capital to assets (Capital Adequacy Ratio) were calculated from the financial statements of the Bank and include the risk assets of the Bank's subsidiary asset management company as follows:

		(Million Baht)
	30 September 2007	31 December 2006
Tier 1 Capital		
Issued and fully paid up share capital, premiums on share capital	41,889	41,725
Legal reserves	2,160	1,470
Net income after appropriation	38,662	28,742
Total Tier 1 Capital	82,711	71,937
Tier 2 Capital		
Surplus on land revaluation	4,288	4,288
Surplus on premises revaluation	1,823	1,877
Surplus on marketable equity securities revaluation	179	105
Provision for normal assets	3,870	4,053
Subordinated debentures	18,839	19,136
Total Tier 2 Capital	28,999	29,459
Total Capital Requirements	111,710	101,396

The BoT's regulations requires that banks registered in Thailand maintain a ratio of capital funds to assets and contingencies of not less than 8.5% and that tier-1 capital must not be less than 4.25% of such assets and contingencies. Capital adequacy ratios maintained by the Bank were as follows:

	Percentage	
	30 September 2007	31 December 2006
Total Capital Requirements	14.82	14.74
Tier-1 Capital	10.97	10.45

13 DIVIDEND PAYMENTS

On 30 August 2007, the Board of Directors Meeting the Bank approved to pay dividends from the six month operating

results at the rate of Baht 0.50 per share, totaling Baht 1,194 million, which was paid on 27 September 2007.

On 5 April 2007, the General Meeting of Shareholders of the Bank approved to pay dividends from the operating results of 2006 at the rate of Baht 1.75 per share, totaling Baht 4,175 million, in which Baht 1,191 million was paid on 27 September 2006 and the remaining balance of Baht 2,984 million was paid on 30 April 2007.

On 31 August 2006, the Board of Directors Meeting the Bank approved to pay dividends from the six month operating

results at the rate of Baht 0.50 per share, totaling Baht 1,191 million, which was paid on 27 September 2006.

On 7 April 2006, the General Meeting of Shareholders of the Bank approved to pay dividends from the operating results of 2005 at the rate of Baht 1.25 per share, totaling Baht 2,976 million, which was paid on 18 April 2006.

14 ASSETS PLEDGED AS COLLATERAL

Assets pledged as collateral consisted of:

		(Million Baht)
	Consolidated and The Bank	
	30 September 2007	31 December 2006
Deposits	504	438
Government bonds	3,147	5,581
State enterprise bonds	3,151	3,136
Foreign bonds	139	145
Total	6,941	9,300

The Bank has pledged these assets as collateral for derivatives, for electricity consumption, for court collateral and for repurchase agreements.

15 CONTINGENCIES

Contingencies consisted of:

(Million Baht)

	Consolidated					
	30 September 2007			31 December 2006		
	Baht	Foreign Currency	Total	Baht	Foreign Currency	Total
Avals on bills	975	-	975	441	-	441
Letters of indemnity-borrowing	-	215	215	20	178	198
Other guarantees	59,759	5,354	65,113	49,767	6,016	55,783
Letters of credit	1,933	15,877	17,810	1,161	18,039	19,200
Exchange rate agreements						
Purchase agreements	36,630	234,346	270,976	25,911	173,130	199,041
Sale agreements	13,354	382,546	395,900	15,007	293,294	308,301
Interest rate agreements						
Purchase agreements	285,380	68,393	353,773	165,554	63,315	228,869
Sale agreements	284,980	74,870	359,850	165,129	47,826	212,955
Credit Default Swap	-	685	685	-	721	721
Unused credit line of overdraft	131,018	-	131,018	118,482	-	118,482
Others	4,005	5,932	9,937	760	5,545	6,305
Total	818,034	788,218	1,606,252	542,232	608,064	1,150,296

(Million Baht)

	The Bank					
	30 September 2007			31 December 2006		
	Baht	Foreign Currency	Total	Baht	Foreign Currency	Total
Avals on bills	975	-	975	441	-	441
Letters of indemnity-borrowing	-	215	215	20	178	198
Other guarantees	59,747	5,179	64,926	49,753	5,889	55,642
Letters of credit	1,933	15,877	17,810	1,161	18,039	19,200
Exchange rate agreements						
Purchase agreements	36,630	234,346	270,976	25,911	173,130	199,041
Sale agreements	13,354	382,546	395,900	15,007	293,294	308,301
Interest rate agreements						
Purchase agreements	285,380	68,393	353,773	165,554	63,315	228,869
Sale agreements	284,980	74,870	359,850	165,129	47,826	212,955
Credit Default Swap	-	685	685	-	721	721
Unused credit line of overdraft	131,018	-	131,018	118,482	-	118,482
Others	3,985	5,932	9,917	706	5,545	6,251
Total	818,002	788,043	1,606,045	542,164	607,937	1,150,101

Under normal business operations, the Bank is a defendant in various litigation against the Bank. These include cases of wrongful acts brought against the Bank, with total claims amounting to Baht 9,315 million and Baht 13,594 million as of 30 September 2007 and 31 December 2006, respectively. The Management believes that any liability resulting from this litigation will not be material to the Bank's financial position or on the results of its operations.

16 RELATED PARTY TRANSACTIONS AND BALANCES

1. Loans and contingencies made to executive officers and to business entities where the Bank and its subsidiaries, their directors or executive officers, hold 10% or more of their paid-up capital are summarized as follows:

(Million Baht)

	Consolidated	
	30 September 2007 End of Period	31 December 2006 End of Year
Loans		
1. Executive officers	18	23
2. Business entities where the Bank and subsidiaries, their directors or executive officers, hold 10% or more of the paid - up capital[1]	1,202	1,159
Total	1,220	1,182
Contingencies		
1. Executive officers	-	-
2. Business entities where the Bank and subsidiaries, their directors or executive officers, hold 10% or more of the paid - up capital	44	95
Total	44	95

[1] Transactions occurring between the Bank and related business entities are charged at market price as with other normal business.

(Million Baht)

	The Bank	
	30 September 2007 End of Period	31 December 2006 End of Year
Loans		
1. Executive officers	18	23
2. Business entities where the Bank, its directors or executive officers, hold 10% or more of the paid - up capital[1]	29,815	22,594
Total	29,833	22,617
Contingencies		
1. Executive officers	-	-
2. Business entities where the Bank, its directors or executive officers, hold 10% or more of the paid - up capital	55	152
Total	55	152

[1] Transactions occurring between the Bank and related business entities are charged at market price as with other normal business.

2. Related Party

Relationships between the Bank and other business entities where control exists consisted of:

Company Name	Type of Relationship	% Shareholding Directly and Indirectly		Type of share	Type of Business
		30 September 2007	31 December 2006		
Phethai Asset Management Co., Ltd.	Subsidiary	100.00%	100.00%	Ordinary share	Asset Management
Progress Land and Buildings Co., Ltd.	Subsidiary	100.00%	100.00%	Ordinary share	Property Development
Kasikorn Factoring Co., Ltd.	Subsidiary	100.00%	100.00%	Ordinary share	Lending
Kasikorn Research Center Co., Ltd.	Subsidiary	100.00%	100.00%	Ordinary share	Service
Progress Gunpai Co., Ltd.	Subsidiary	100.00%	100.00%	Ordinary share	Service
Progress Plus Co., Ltd.	Subsidiary	100.00%	100.00%	Ordinary share	Service
Progress Facilities Management Co., Ltd.	Subsidiary	100.00%	100.00%	Ordinary share	Service
Progress Management Co., Ltd.	Subsidiary	100.00%	100.00%	Ordinary share	Service
Progress Software Co., Ltd.	Subsidiary	100.00%	100.00%	Ordinary share	Service
Kasikorn Leasing Co., Ltd.	Subsidiary	100.00%	100.00%	Ordinary share	Lending
Kasikorn Asset Management Co., Ltd.	Subsidiary	100.00%	100.00%	Ordinary share	Mutual Fund Management
Kasikorn Securities Public Co., Ltd.	Subsidiary	99.99%	99.99%	Ordinary share	Securities Business
KHAO KLA Venture Capital Management Co., Ltd.	Subsidiary	100.00%	-	Ordinary share	Venture Capital Management
Progress Storage Co., Ltd.	Subsidiary	100.00%	100.00%	Ordinary share	Service
Progress Service Co., Ltd.	Subsidiary	100.00%	100.00%	Ordinary share	Service
Progress HR Co., Ltd.	Subsidiary	100.00%	100.00%	Ordinary share	Service
Progress Appraisal Co., Ltd.	Subsidiary	100.00%	100.00%	Ordinary share	Service
Progress Service Support	Subsidiary	100.00%	100.00%	Ordinary share	Service

3. Significant transactions occurring between the Bank and related parties are summarized as follows:

(Million Baht)

	The Bank	
	30 September 2007	31 December 2006
Loans		
Subsidiary Companies		
- Phethai Asset Management Co., Ltd.		
Beginning balance	6,550	8,925
Addition (deduction)	(1,470)	(2,375)
Ending balance	5,080	6,550
Accrued interest receivables		
Subsidiary Companies		
- Phethai Asset Management Co., Ltd.	14	26
Deposits		
Subsidiary Companies		
- Phethai Asset Management Co., Ltd.	45	52

(Million Baht)

	The Bank	
	For the Three-Month Periods Ended 30 September	
	2007	2006
Interest income		
Subsidiary Companies		
- Phethai Asset Management Co., Ltd.	34	77

(Million Baht)

	The Bank	
	For the Nine-Month Periods Ended 30 September	
	2007	2006
Interest income		
Subsidiary Companies		
- Phethai Asset Management Co., Ltd.	152	207

Loans to Phethai Asset Management Company Limited are 3-month bills with interest rates equal to the interest rate of a 3-month fixed deposit. Deposits were pledged as collateral. As of 30 September 2007 and 31 December 2006 the pledged deposits were Baht 45 million and Baht 52 million, respectively.

As at 30 September 2007 and 31 December 2006, the Bank has provided an allowance for doubtful accounts for Phethai Asset Management Company Limited, classified as normal loans, amounting to Baht 51 million and Baht 66 million, respectively.

Income and expenses shared between the Bank and Phethai Asset Management Company Limited are charged at cost, except for fee income, which is charged at market price.

The Bank has provided an allowance for doubtful accounts for related business entities using the same method as for general customers and in accordance with the BoT's regulations.

4. Additional transactions occurring between the Bank and related business entities, which are charged at market price as with other normal business or the price as stipulated in the agreement, are as follows:

4.1 Assets, liabilities and contingencies between the Bank, its subsidiary and associated companies are summarized as follows:

(Million Baht)

	Consolidated		The Bank	
	30 September 2007	31 December 2006	30 September 2007	31 December 2006
Loans				
Subsidiary Companies				
- Kasikorn Leasing Co., Ltd.	-	-	20,310	10,843
- Kasikorn Factoring Co., Ltd.	-	-	3,222	3,965
Interbank and Money Market Items (Assets)				
Subsidiary Company				
- Kasikorn Securities Public Co., Ltd.	-	-	-	75
Other Assets				
Subsidiary Companies				
- Kasikorn Asset Management Co., Ltd.	-	-	24	23
- Kasikorn Leasing Co., Ltd.	-	-	13	14

(Million Baht)

	Consolidated		The Bank	
	30 September 2007	31 December 2006	30 September 2007	31 December 2006
Deposits				
Subsidiary Companies				
- Kasikorn Leasing Co., Ltd.	-	-	611	269
- Kasikorn Factoring Co., Ltd.	-	-	128	254
- Progress Gunpai Co., Ltd.	148	116	148	116
- Progress Land and Buildings Co., Ltd.	-	-	12	449
- Progress Software Co., Ltd.	38	82	38	82
- Kasikorn Research Center Co., Ltd.	-	-	25	21
- Kasikorn Asset Management Co., Ltd.	-	-	54	23
- Progress Facilities Management Co., Ltd.	22	21	22	21
- Progress Management Co., Ltd.	17	15	17	15
- Progress Services Co., Ltd.	22	26	22	26
- Progress H R Co., Ltd.	16	9	16	9
- Progress Appraisal Co., Ltd.	15	24	15	24
- Progress Storage Co., Ltd.	9	13	9	13
- Progress Plus Co., Ltd.	3	26	3	26
Associated Companies				
- Processing Center Co., Ltd.	21	8	21	8
Interbank and Money Market Items (Liabilities)				
Subsidiary Company				
- Kasikorn Securities Public Co., Ltd.	-	-	283	397
Borrowings				
Subsidiary Company				
- Kasikorn Asset Management Co., Ltd.	-	-	358	314
Other Liabilities				
Subsidiary Companies				
- Progress Service Co., Ltd.	14	-	14	-
- Progress Software Co., Ltd.	90	60	90	60
- Progress Plus Co., Ltd.	26	39	26	39
- Progress Appraisal Co., Ltd.	18	8	18	8
- Progress HR Co., Ltd.	-	13	-	13

(Million Baht)

	Consolidated		The Bank	
	30 September 2007	31 December 2006	30 September 2007	31 December 2006
Other Liabilities				
Associated Companies				
- Processing Center Co., Ltd.	11	5	11	5
Contingencies				
Subsidiary Company				
- Kasikorn Securities Public Co., Ltd.	-	-	13	4
- Kasikorn Factoring Co., Ltd.	-	-	10	45
Associated Companies				
- Processing Center Co., Ltd.	14	-	14	-

Certain subsidiaries and associated companies have entered into 2-year building lease agreements with the Bank. Rentals are charged at cost. As of 30 September 2007 and 31 December 2006, the Bank and its related parties have rental agreements with remaining tenures amounting to Baht 5 million and Baht 7 million, respectively.

4.2 Revenue and expenses occurring between the Bank, its subsidiary and associated companies are summarized as follows:

(Million Baht)

	Consolidated		The Bank	
	For the Three-Month Periods Ended 30 September		For the Three-Month Periods Ended 30 September	
	2007	2006	2007	2006
Subsidiary Companies				
Revenue:				
Interest income	-	-	263	163
Dividend income	-	-	234	-
Fee income	-	-	73	68
Other income	-	-	31	11
Expenses:				
Personnel expenses	-	-	29	25
Other expenses	405	348	446	349
Associated Companies				
Expenses:				
Other expenses	15	12	15	12

(Million Baht)

	Consolidated		The Bank	
	For the Nine-Month Periods Ended 30 September		For the Nine-Month Periods Ended 30 September	
	2007	2006	2007	2006
Subsidiary Companies				
Revenue:				
Interest income	-	-	704	390
Dividend income	-	-	604	268
Fee income	-	-	201	203
Other income	-	10	49	31
Expenses:				
Interest expenses	-	-	23	18
Personnel expenses	-	-	141	76
Other expenses	1,257	966	1,350	1,011
Associated Companies				
Expenses:				
Other expenses	42	35	42	35

The Bank has entered into a staff secondment agreement with Kasikorn Securities Public Company Limited, commencing from January 2006. The agreement shall be terminated at any time by the Bank giving notice 60 days prior to the termination date. The Bank is responsible for salaries, welfare and other benefits and any liabilities that arise or may arise from the actions of the employees.

For the nine-month periods ended 30 September 2007 and 2006, the Bank incurred expenses amounting to Baht 141 million and Baht 76 million, respectively, presented as personnel expenses in the statements of income.

4.3 Assets, liabilities and contingencies between the Bank and other business entities in which the directors, key executive officers and close members of their families have significant influence were summarized as follows:

(Million Baht)

	Consolidated and The Bank	
	30 September 2007	31 December 2006
Loans		
- Quality Houses Public Co., Ltd.	797	439
- Charoen Pokphand Foods Public Co., Ltd.	312	655
- Bangkok Glass Industry Co., Ltd.	249	344
- Siam Container Pipe Co., Ltd.	227	227
- SCT Co., Ltd.	209	-
- Loxley Public Co., Ltd.	205	47
- Thanakorn Vegetable Oil Products Co., Ltd.	168	240
- Dole Thailand Co., Ltd.	136	69
- Jutha Maritime Public Co., Ltd.	67	10
- Yip In Tsoi & Jacks Ltd.	35	7
- United Factoring (1993) Co., Ltd.	10	-
- Siam Food Products Public Co., Ltd.	-	130 *
- Manager Media Group Public Co., Ltd.	-	35 *
Deposits		
- Thai Airways International Public Co., Ltd.	1,022	342
- Phatra Insurance Public Co., Ltd.	372	256
- Muang Thai Life Assurance Co., Ltd.	342	349
- Serm Suk Public Co., Ltd.	281	430
- Aspac Oil (Thailand) Co., Ltd.	187	58
- Thai British Security Printing Public Co., Ltd.	94	121
- Mitsubishi Elevator Asia Co., Ltd.	82	79
- Com - Link Co., Ltd.	66	95
- Smithithada Co., Ltd.	53	52
- Nithi Thamrong Co., Ltd.	45	24
- SCB Securities Co., Ltd.	39	44

* As of September 30, 2007 these companies were not related parties to the Bank.

(Million Baht)

	Consolidated and The Bank	
	30 September 2007	31 December 2006
Deposits		
- PointAsia Dot Com (Thailand) Co., Ltd.	39	4
- Sup Wattana Co., Ltd.	38	38
- Sermsuk Beverage Co., Ltd.	36	46
- CS Loxinfo Public Co., Ltd.	30	27
- Bangkok Glass Industry Co., Ltd.	27	37
- Floor Install Co., Ltd.	24	1
- Charoen Pokphand Foods Public Co., Ltd.	17	5
- Thai Furnishing Fabrics Co., Ltd.	16	3
- Suludee Co., Ltd.	15	1
- Yip In Tsoi & Jacks Ltd.	13	3
- SCT Co., Ltd.	13	1
- Chanaporn Co., Ltd.	11	10
- The Deves Insurance Public Co,. Ltd.	11	6
- Ngow Hock Agency Co., Ltd.	10	6
- Punyariddhi Law Office Co., Ltd.	10	5
- Trinity Securities Co., Ltd.	7	12
- Loxley Public Co., Ltd.	6	104
- Loxley Trading Co., Ltd.	6	14
- Avant Development Co., Ltd.	6	10
- The Lamsam Estate Co., Ltd.	1	30
- Globex Securities Co., Ltd.	-	14 *
- Phatra Real Estate Public Co., Ltd.	-	11 *
- Manager Media Group Public Co., Ltd.	-	11 *
Contingencies		
- Charoen Pokphand Foods Public Co., Ltd.	1,032	717
- Thai Airways International Public Co., Ltd.	544	1,110

* As of September 30, 2007 these companies were not related parties to the Bank.

(Million Baht)

	Consolidated and The Bank	
	30 September 2007	31 December 2006
Contingencies		
- Quality Houses Public Co., Ltd.	274	267
- Dole Thailand Co., Ltd.	127	76
- Loxley Public Co., Ltd.	126	388
- Thai British Security Printing Public Co., Ltd.	37	22
- Samart Telcom Public Co., Ltd.	30	30
- Loxley Trading Co., Ltd.	28	43
- SCT Co., Ltd.	25	26
- Serm Suk Public Co., Ltd.	20	38
- Yip In Tsoi & Jacks Ltd.	15	84
- Com - Link Co., Ltd.	13	71
- Thanakorn Vegetable Oil Products Co., Ltd.	13	17
- Internet Thailand Co., Ltd.	10	-
- Siam Food Products Public Co., Ltd.	-	713 *
- Bangkok Glass Industry Co., Ltd.	-	132

* As of September 30, 2007 these companies were not related parties to the Bank.

4.4 Assets, liabilities and contingencies between the Bank and its directors and key executive officers or the Bank's employees who have authority and responsibility for planning, directing and controlling the activities of the Bank are summarized as follows:

(Million Baht)

	Consolidated and The Bank	
	30 September 2007	31 December 2006
Loans	27	35
Deposits	1,438	1,338

17 COMMITMENTS

Capital Commitments

		(Million Baht)
	Consolidated	
	30 September 2007	31 December 2006
Contracted but not provided for	3,460	3,507
Authorized but not contracted for	492	26
Total	3,952	3,533

		(Million Baht)
	The Bank	
	30 September 2007	31 December 2006
Contracted but not provided for	3,450	3,498
Authorized but not contracted for	492	26
Total	3,942	3,524

Long-Term Lease Agreements

1. Lease Agreements

The Bank and its subsidiary companies have entered into land/building lease agreements for branch offices and vehicle lease agreements. The Bank and its subsidiary companies were committed to pay future rentals, which are summarized as follows:

			(Million Baht)
		Consolidated	The Bank
Type of Lease Agreement	Remaining Period	30 September 2007	30 September 2007
Land/building lease agreements	1 October 2007 – 17 October 2027	675	622
Vehicle lease agreements	1 October 2007 – 30 September 2012	608	568
Others	1 October 2007 – 29 February 2012	18	-
Total		1,301	1,190

			(Million Baht)
		Consolidated	The Bank
Type of Lease Agreement	Remaining Period	31 December 2006	31 December 2006
Land/building lease agreements	1 January 2007 – 17 October 2027	564	549
Vehicle lease agreements	1 January 2007 – 30 November 2011	429	403
Others	1 January 2007 – 19 January 2011	20	-
Total		1,013	952

2. Service Agreement

On 12 November 2002 the Bank entered into an Information Technology Service Agreement with IBM Thailand Co., Ltd., under which service will be provided until 31 December 2012 and for which as of 30 September 2007 and 31 December 2006, the Bank is committed to pay a total service fee of Baht 2,947 million and Baht 3,919 million respectively.

18 EVENTS AFTER BALANCE SHEET DATE

On 12 October 2007, the Bank registered the establishment of K-SME Venture Capital Company Limited ("K-SME") with registered capital of Baht 200 million. The Bank owns directly and indirectly totalling 100% shares of K-SME.

On 10 October 2007, the Bank registered a change in its paid-up share capital as a result of the increase in paid-up capital of 233,004 shares at Baht 10 par value, totaling Baht 2,330,040 from the exercise of warrants for ordinary shares, which were issued and offered for sale to Bank employees, except for directors. Therefore, as of 10 October 2007, the Bank had total paid-up share capital of Baht 23,882,023,170.

19 THE FINANCIAL POSITIONS AND RESULTS OF OPERATIONS DIFFERENTIATED BY DOMESTIC AND FOREIGN BUSINESS

The financial positions and results of operations differentiated by domestic and foreign business can be summarized
as follows:

1. Financial Position Classified by Types of Business

(Million Baht)

	Consolidated				
	30 September 2007				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Total assets	998,096	41,240	1,039,336	(32,041)	1,007,295
Interbank and money market items - net (assets)	111,830	10,084	121,914	-	121,914
Investments – net	73,308	30,591	103,899	-	103,899
Loans	729,165	400	729,565	-	729,565
Deposits	812,037	7	812,044	-	812,044
Interbank and money market items (liabilities)	15,947	-	15,947	-	15,947
Borrowings	40,871	6,823	47,694	-	47,694
Contingencies	1,618,417	15,248	1,633,665	(27,413)	1,606,252

(Million Baht)

Consolidated

31 December 2006

	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Total assets	925,340	28,097	953,437	(17,928)	935,509
Interbank and money market items - net (assets)	76,929	5,913	82,842	-	82,842
Investments – net	80,421	21,566	101,987	-	101,987
Loans	676,749	458	677,207	-	677,207
Deposits	750,927	4	750,931	-	750,931
Interbank and money market items (liabilities)	17,223	466	17,689	-	17,689
Borrowings	38,619	7,174	45,793	-	45,793
Contingencies	1,163,343	16,040	1,179,383	(29,087)	1,150,296

(Million Baht)

The Bank

30 September 2007

	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Total assets	998,666	41,240	1,039,906	(32,041)	1,007,865
Interbank and money market items-net (assets)	111,968	10,084	122,052	-	122,052
Investments – net	81,273	30,591	111,864	-	111,864
Loans	725,933	400	726,333	-	726,333
Deposits	812,917	7	812,924	-	812,924
Interbank and money market items (liabilities)	16,227	-	16,227	-	16,227
Borrowings	40,701	6,823	47,524	-	47,524
Contingencies	1,618,210	15,248	1,633,458	(27,413)	1,606,045

(Million Baht)

	The Bank (Restated) 31 December 2006				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Total assets	926,701	28,097	954,798	(17,928)	936,870
Interbank and money market items-net (assets)	76,966	5,913	82,879	-	82,879
Investments – net	88,496	21,566	110,062	-	110,062
Loans	672,878	458	673,336	-	673,336
Deposits	751,995	4	751,999	-	751,999
Interbank and money market items (liabilities)	17,620	466	18,086	-	18,086
Borrowings	38,808	7,174	45,982	-	45,982
Contingencies	1,163,148	16,040	1,179,188	(29,087)	1,150,101

2. Results of Operations Classified by Types of Business

(Million Baht)

	Consolidated For the Three-Month Period Ended 30 September 2007				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Interest and dividend income	13,520	517	14,037	(374)	13,663
Interest expense	4,117	523	4,640	(374)	4,266
Net income (expense) from interest and dividend	9,403	(6)	9,397	-	9,397
Non-interest income	4,610	44	4,654	-	4,654
Non-interest expense	8,880	20	8,900	-	8,900
Income (loss) before income tax	5,133	18	5,151	-	5,151

(Million Baht)

	Consolidated				
	For the Three-Month Period Ended 30 September 2006				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Interest and dividend income	12,969	250	13,219	(74)	13,145
Interest expense	4,457	249	4,706	(74)	4,632
Net income (expense) from interest and dividend	8,512	1	8,513	-	8,513
Non-interest income	3,708	31	3,739	-	3,739
Non-interest expense	7,803	31	7,834	-	7,834
Income (loss) before income tax	4,417	1	4,418	-	4,418

(Million Baht)

	The Bank				
	For the Three-Month Period Ended 30 September 2007				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Interest and dividend income	13,595	517	14,112	(374)	13,738
Interest expense	4,135	523	4,658	(374)	4,284
Net income (expense) from interest and dividend	9,460	(6)	9,454	-	9,454
Non-interest income	4,124	44	4,168	-	4,168
Non-interest expense	8,418	20	8,438	-	8,438
Income (loss) before income tax	5,166	18	5,184	-	5,184

(Million Baht)

The Bank

(Restated)

For the Three-Month Period Ended 30 September 2006

	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Interest and dividend income	13,034	250	13,284	(74)	13,210
Interest expense	4,464	249	4,713	(74)	4,639
Net income (expense) from interest and dividend	8,570	1	8,571	-	8,571
Non-interest income	3,368	31	3,399	-	3,399
Non-interest expense	7,493	31	7,524	-	7,524
Income before income tax	4,445	1	4,446	-	4,446

(Million Baht)

Consolidated

For the Nine-Month Period Ended 30 September 2007

	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Interest and dividend income	41,215	1,292	42,507	(873)	41,634
Interest expense	13,904	1,317	15,221	(873)	14,348
Net income (expense) from interest and dividend	27,311	(25)	27,286	-	27,286
Non-interest income	13,555	69	13,624	-	13,624
Non-interest expense	24,693	84	24,777	-	24,777
Income (loss) before income tax	16,173	(40)	16,133	-	16,133

(Million Baht)

Consolidated

For the Nine-Month Period Ended 30 September 2006

	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Interest and dividend income	36,825	1,069	37,894	(588)	37,306
Interest expense	11,067	1,104	12,171	(588)	11,583
Net income (expense) from interest and dividend	25,758	(35)	25,723	-	25,723
Non-interest income	10,162	38	10,200	-	10,200
Non-interest expense	21,521	101	21,622	-	21,622
Income (loss) before income tax	14,399	(98)	14,301	-	14,301

(Million Baht)

	The Bank				
	For the Nine-Month Period Ended 30 September 2007				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Interest and dividend income	41,529	1,292	42,821	(873)	41,948
Interest expense	13,967	1,317	15,284	(873)	14,411
Net income (expense) from interest and dividend	27,562	(25)	27,537	-	27,537
Non-interest income	12,158	69	12,227	-	12,227
Non-interest expense	23,583	84	23,667	-	23,667
Income (loss) before income tax	16,137	(40)	16,097	-	16,097

(Million Baht)

	The Bank (Restated)				
	For the Nine-Month Period Ended 30 September 2006				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Interest and dividend income	36,992	1,069	38,061	(588)	37,473
Interest expense	11,083	1,104	12,187	(588)	11,599
Net income (expense) from interest and dividend	25,909	(35)	25,874	-	25,874
Non-interest income	9,158	38	9,196	-	9,196
Non-interest expense	20,632	101	20,733	-	20,733
Income (loss) before income tax	14,435	(98)	14,337	-	14,337

20 RECLASSIFICATION OF ACCOUNTS

Certain accounts in the financial statements for the three-month and the nine-month periods ended 30 September 2006 have been reclassified to conform with the presentation in the financial statements for the three-month and nine-month period ended 30 September 2007.

21 APPROVAL OF FINANCIAL STATEMENTS

The financial statements were approved for issue by the Audit Committee on 9 November 2007.

EXCELLENCE

Management Discussion and Analysis (MD&A)

For the Quarter Ending September 30, 2007

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

泰华农民银行集团 เครือธนาคารกสิกรไทย KASIKORNBANKGROUP
全方位的卓越服务 บริการทุกระดับประทับใจ Towards Service Excellence

Executive Summary
Management Discussion and Analysis,
for the Quarter Ending September 30, 2007

For the third quarter of 2007, the Bank's consolidated net income equaled Baht 3,412 million, falling by Baht 676 million, or 16.54 percent, from the previous quarter. Although our net interest income showed an over-quarter increase of Baht 332 million, or 3.66 percent, aided by the Bank's deposit and lending rate cuts, provisioning for bad debts and doubtful accounts and losses on debt restructuring were higher in line with growing loans. Income tax expense increased over-quarter. Lower non-interest income was also reported, despite higher fee and service income, as well as growing gains on exchange. However, when compared to the same period of last year, our consolidated net income for the third quarter of 2007 showed a Baht 336 million increase, equivalent to 10.92-percent growth, as with increases in non-interest income and net interest income.

Regarding our balance sheet, the Bank's consolidated assets totaled Baht 1,007,295 million, increasing by Baht 44,663 million, or 4.64 percent, over the end of the previous quarter, due mainly to accelerating loan extension. As of September 30, 2007, the Bank's consolidated loans were Baht 729,565 million, increasing by Baht 26,146 million, or 3.72 percent, over the end of June 2007. Meanwhile, when compared to the end of 2006, our loan growth of 7.73 percent was found to be the highest among large Thai banks. The ratio of net non-performing loans to total loans had fallen to 3.34 percent at the end of September 2007, from 3.59 percent at the end of June 2007. Similarly, the ratio of gross non-performing loans to total loans had dropped to 6.34 percent at the end of September 2007, from 6.71 percent at the end of June 2007. With regard to total consolidated liabilities as of September 30, 2007, they equaled Baht 910,518 million, rising by Baht 42,661 million, or 4.92 percent, over the end of the second quarter. This was mainly attributable to growing deposits. Deposits at the end of September 2007 equaled Baht 812,044 million, rising by Baht 47,854 million, or 6.26 percent, over the end of June 2007. Total shareholders' equity equaled Baht 96,777 million, rising by Baht 2,002 million, or 2.11 percent, over the end of June 2007, due mainly to our remaining consolidated net profit after paying out a dividend to our shareholders in the third quarter of 2007. Lastly, the capital adequacy ratio of the Bank and our AMC together reached 14.82 percent at the end of September 2007, significantly above the BOT's minimum requirement of 8.50 percent, while our Tier-1 and Tier-2 capital amounted to 10.97 and 3.85 percent, respectively.

With respect to the Bank's core business operations in the third quarter of 2007, they all were satisfactory, in line with better economic momentum at home, despite tough competition among financial institutions. Our corporate business loans gained 2.25 percent over the end of June 2007, and 1.90 percent over the end of 2006. In addition, our SME business loans continued to show increases, of 3.88 percent over the end of June 2007, and 9.57 percent over the end of 2006; likewise, our retail business loans showed 6.72 percent and 16.98 percent growth rates over the end of June 2007 and December 2006, respectively. As for the Bank's capital markets business, corporate finance business continued to expand, while we continued to enjoy higher fee income from both currency and interest rate risk management products over-quarter and over-year. In Treasury operations under the supervision of the

Central Treasury Department, we registered over-quarter growth of 1.88 percent, due to rising liquidity, despite the downward interest rate trend.

With our continued efforts to develop business with a unified corporate branding known as "KASIKORNBANKGROUP", and our awareness of good corporate governance, the Bank in the third quarter of 2007 was widely recognized with additional awards, receiving the 'Financial Management Excellence Award' at the Thailand Corporate Excellence Awards 2006 ceremony, as well as the 'Best Shareholder Treatment Award' at the Shareholder Awards 2007 ceremony.

Content

1. Overview

1.1 Economic Overview and Regulatory Changes

❑ Thailand's Economy in the Third Quarter of 2007

Thailand's economy is expected to grow around 4.6 percent year-on-year in the third quarter of 2007, up from the 4.4-percent increase of the second quarter. This slightly higher growth was due to stronger domestic spending following greater political clarity after the referendum of the draft Constitution in August. At the same time, the Thai economy continued to receive support from the current account surplus although exports had cooled somewhat.

Thailand Economic Growth Forecast

(Units: Year-on-year percentage change, or as otherwise indicated)

	Q3-2007	Q2-2007
Private Consumption	1.6	0.9
Investment	1.3	0.2
Private	0.9	-0.8
Public	2.1	3.1
Government Consumption	5.0	7.4
Exports	12.6	18.8
Imports	8.4	7.4
Trade Balance (USD millions)	2,942	1,489
Current Account (USD millions)	2,928	1,370
Headline CPI Inflation	1.6	1.9
Gross Domestic Product (GDP)	**4.6**	**4.4**

Source: KASIKORN RESEARCH CENTER Co., Ltd.

Despite the Bank of Thailand's policy rate cut to 3.25 percent on July 18, the system's liquidity was affected somewhat by market volatility caused by the U.S. sub-prime mortgage debacle and outflows of deposits to mutual funds and other investment securities. Meanwhile, competition remains intense as banks are keen to expand their customer bases to meet their lending targets.

❑ Regulatory Changes

Important regulatory changes that occurred in the third quarter of 2007 are summarized in the following:

- **Procedures for Debt Recovery**

The Bank of Thailand (BOT) has issued notification of a directive, ref: FawNorSor. (21) Wor. 1796/2550, dated September 14, 2007, re: Procedures for Debt Recovery, concerning methods and procedures employed in the tracking down and recovery of delinquent debts used by either financial or non-financial institutions in order that they maintain a uniform standard and not impose any inordinate hardship or burden upon the general populace. This directive became effective September 14, 2007.

1.1 Banks and debt collection agencies should inform borrowers of information relevant to any delegation of debt collection duties to such an agency in the stead of the primary lender. Any contacts with the defaulted borrower shall be made within time periods expressly defined by the new regulation. Debt collectors must also verify themselves against the defaulted borrower, while the securing of borrowers' confidential information is strongly required. In addition, banks and debt collection agencies need to comply with necessary edicts defining the methods of contact and kind of language or appropriate communication that may be used.

1.2 In any acts or methods employed by debt collection agencies while in pursuit of the collection of debts for a primary lender, the primary lender shall remain ultimately responsible for the acts and methods used by the debt collection agent.

1.3 Banks shall have a policy in writing that expresses appropriate procedures in dealing with debt collection complains.

The purpose and intent of this new regulation is to protect defaulted borrowers' rights during the debt recovery operations of financial institutions, and their debt collection agents to maintain such activities within an ethical framework. So doing should thus help improve the image of commercial banks and debt collection agencies in their hire, which has suffered when customers are damaged as a result of violent or uncivilized acts in the course of debt recovery.

- **New Principles for Conducting BahtNet Transfers**

The Bank of Thailand (BOT) has issued notification of a directive, ref: FawRawChaw. (12) Wor. 76/2550, dated August 30, 2007, re: Dissemination of New Principles for Conducting BahtNet Transfers, wherein improvements have been made to the overriding procedures used in the performance of BahtNet money transfer services for bank customers. As a matter of standardization, as of October 1, 2007, an essential element of the new directive on these procedures pronounces that such money transfer transactions shall only be undertaken with proper diligence and in fairness to the customer. Banks must expeditiously conduct and promptly complete the transaction for the customer so that the recipient of the transferred funds receives the amount due without unnecessary delay per the processing time defined for the transaction. In the event of any error in conducting the transfer, the transacting bank must immediately inform the customer. Included are standards for steps to be

completed in taking responsibility for an incomplete transaction where the funds were not delivered to the recipient per the remitting customer's instructions, and a refund has not yet been made to the remitting customer for funds that were not transferred successfully. It is further stated that if the bank changes any of the terms or conditions for conducting a BahtNet money transfer that they must inform the customer so affected at least 30 days in advance of any such change, and if such change affects the costs and charges for effecting the transfer, the bank must receive authorization from the customer accepting the new charges prior to incurring the cost. Banks are also obligated to prepare brochures and manuals explaining all features, terms and conditions of BahtNet transfers to third parties and make them available to customers for their information.

This new directive is intended to assist customers who make a transfer via the BahtNet system in receiving a uniform standardized service from all providers, where there is accuracy, speed and auditable results available to ensure accountability by banks to their BahtNet customers. This directive shall reinforce public trust in the BahtNet service, and should have a favorable impact upon the overall payment system of the country.

1.2 Direction of Business Operations

KASIKORNBANK is dedicated to the pursuit of business under a unified corporate branding known as "KASIKORNBANKGROUP". The principles of the Balanced Scorecard approach to management have also been embraced to achieve our vision and established business goals most quickly and efficiently. We seek to understand our valued customers' needs with a broad array of financial products and services that are complete solutions of the highest quality to meet the demands in all segments of our customer base.

The Bank believes that continuous efforts toward good corporate governance to international standards will be a key factor supporting us to achieve our business goals in creating the highest benefits for our shareholders and other stakeholders. Our continuous focus upon good corporate governance has brought us wide recognition and earned us several awards in the third quarter of 2007, including:

- The 'Financial Management Excellence Award' was bestowed on the Bank at the Thailand Corporate Excellence Awards 2006 ceremony organized by the Thailand Management Association (TMA) in cooperation with the Sasin Graduate Institute of Business Administration of Chulalongkorn University, Bangkok, in August 2007.
- The 'Best Shareholder Treatment Award' was given to the Bank at the Shareholder Awards 2007 ceremony by the Thailand Securities Depository Co., Ltd. (TSD), in cooperation with the Thai Investors Association, the Listed Companies Association and the Thai Investor Relations Club, in August 2007.
- Results of the assessment (carried out in August 2007 by the Securities and Exchange Commission, Thailand (SEC)) on Annual General Shareholders' Meetings (AGM) of listed companies for 2007 revealed that the Bank had received a rating of 'Excellent', and also received special commendation for exemplary performance in the conducting of our AGM, for the second consecutive year.

2. Operating Performance and Financial Position Analysis

2.1 Operating Performance

Operating Performance
for the Third Quarter of 2007

(Units: Million Baht)

	Q3-2007	Q2-2007	Change	Q3-2006	Change
Income from interest and dividends	13,663	13,861	(198)	13,144	519
Interest expense	4,265	4,795	(530)	4,631	(366)
Net income from interest and dividends	9,398	9,066	332	8,513	885
Bad debts and doubtful accounts	707	1,002	(295)	(426)	1,133
Loss on debt restructuring	1,047	320	727	1,884	(837)
Non-interest income	4,653	4,765	(112)	3,739	914
Non-interest expense	7,146	7,054	92	6,376	770
Income tax expense	1,739	1,367	372	1,342	397
Operating profit (Before bad debts and doubtful accounts, and income tax expense)	6,905	6,777	128	5,876	1,029
Net Income	**3,412**	**4,088**	**(676)**	**3,076**	**336**

For the third quarter of 2007, the Bank's consolidated net income equaled Baht 3,412 million, falling by Baht 676 million, or 16.54 percent, from the previous quarter. Although our net interest income showed an over-quarter increase of Baht 332 million, or 3.66 percent, aided by the Bank's deposit and lending rate cuts, provisioning for bad debts and doubtful accounts and losses on debt restructuring were higher. In addition, non-interest income had fallen by Baht 112 million, or 2.33 percent, from the previous quarter in the wake of lower gains on investment, despite higher fee and service income, as well as growing gains on exchange. Non-interest expense increased by Baht 92 million, or 1.30 percent, as a result of added personnel expense to support our strategic programs. Lastly, income tax expense showed an over-quarter increase of Baht 372 million, or 27.21 percent.

When compared to the same quarter of 2006, the Bank's consolidated net income showed an increase of Baht 336 million, or 10.92 percent, as with increases in non-interest income and net interest and dividend income. Non-interest income rose by Baht 914 million, or 24.46 percent, due mainly to a Baht 709 million increase in fee and service income and a Baht 179 million increase in gains on investment. In the meantime, net interest and dividend income showed a rise of Baht 885 million, or 10.39 percent, over the same quarter of 2006, after the Bank's over-year loan growth led to a Baht 519 million increase in interest and dividend income. Interest expense fell by Baht 366 million, due mainly to lower expense from deposits following our deposit rate cuts.

Income Structure

(Units: Million Baht, or as otherwise indicated)

	Q3-2007	Q2-2007	Change		Q3-2006	Change	
			Million Baht	Percent		Million Baht	Percent
Interest and Dividend Income							
1. Loans	11,222	11,426	(204)	(1.79)	10,973	249	2.27
1.1 Loans	4,777	4,755	22	0.46	4,603	174	3.78
1.2 Overdrafts	3,037	3,002	35	1.17	2,939	98	3.33
1.3 Bills	3,408	3,669	(261)	(7.11)	3,431	(23)	(0.67)
2. Interbank and money market items	1,015	947	68	7.18	971	44	4.56
2.1 Deposits	857	900	(43)	(4.78)	862	(5)	(0.55)
2.2 Loans	135	24	111	462.50	28	107	382.14
2.3 Securities purchased under resale agreements	23	23	-	-	81	(58)	(71.60)
3. Hire purchase and financial lease income	327	264	63	23.86	138	189	136.96
4. Investments	1,099	1,224	(125)	(10.21)	1,062	37	3.48
Total Interest and Dividend Income	**13,663**	**13,861**	**(198)**	**(1.43)**	**13,144**	**519**	**3.95**
Non-Interest Income							
1. Fee and service income							
1.1 Acceptances, avals, and guarantees	272	244	28	11.48	225	47	20.89
1.2 Others	3,179	3,049	130	4.26	2,517	662	26.30
2. Gains on exchange	731	618	113	18.28	552	179	32.43
3. Other income	471	854	(383)	(44.85)	445	26	5.84
Total Non-Interest Income	**4,653**	**4,765**	**(112)**	**(2.35)**	**3,739**	**914**	**24.46**
Total Income	**18,316**	**18,626**	**(310)**	**(1.66)**	**16,883**	**1,433**	**8.49**

❑ Net Income from Interest and Dividends

For the third quarter of 2007, the Bank's consolidated net interest income totaled Baht 9,398 million, increasing by Baht 332 million, or 3.66 percent, over the previous quarter of this year, while rising by Baht 885 million, or 10.40 percent, over the same quarter of last year.

Net Income from Interest and Dividends

(Units: Million Baht)

	Q3-2007	Q2-2007	Change	Q3-2006	Change
Income from interest and dividends	13,663	13,861	(198)	13,144	519
• Loans	11,222	11,426	(204)	10,973	249
• Interbank and money market items	1,015	947	68	971	44
• Hire purchase and financial lease	327	264	63	138	189
• Investments	1,099	1,224	(125)	1,062	37
Interest expense	4,265	4,795	(530)	4,631	(366)
Net interest and dividend income	**9,398**	**9,066**	**332**	**8,513**	**885**
% Net interest margin (NIM)	4.03	4.03	0.00	4.07	(0.04)

When compared to the second quarter of 2007, the Baht 332 million increase in net interest and dividend income for the third quarter of 2007 was due mainly to a Baht 530 million decrease in interest expense. The Bank's fixed-term deposit rate cuts during the third quarter resulted in a decrease in interest expense on deposits totaling Baht 728 million, or 16.58 percent. In the meantime, interest income from loans dropped by Baht 204 million as a result of our lending rate cuts. This decrease in interest income from loans, coupled with a Baht 125 million drop in interest and dividend income from investments, led to lower interest and dividend income totaling Baht 198 million, or 1.43 percent, less than the preceding quarter. Regarding net interest margins, they stood at 4.03 percent in the third quarter of 2007, which was unchanged from the previous quarter.

When compared to the same quarter of last year, net interest and dividend income rose by Baht 885 million, or 10.40 percent, due mainly to a Baht 519 million increase in interest and dividend income, in accordance with growing loans that resulted in a Baht 249 million rise in interest income from loans. Meanwhile, interest expense dropped by Baht 366 million, due chiefly to a Baht 298 million fall in interest expense from deposits. This lower interest rate expense from deposits was supported by our deposit rate cuts, and the fact that our previous fixed-term deposits gradually came due.

❑ Provisions for Doubtful Accounts and Losses on Debt Restructuring

In the third quarter of 2007, the Bank and subsidiaries set aside allowances for doubtful accounts and incurred losses on debt restructuring amounting to Baht 1,754 million, increasing by Baht 432 million over the previous quarter.

When compared to the same quarter of last year, the sum of consolidated allowances and losses on debt restructuring rose by Baht 296 million, as a Baht 837 million drop in losses on debt restructuring was countered by a Baht 1,113 million increase in allowances for doubtful accounts, in response to loan expansion and the changing economic situation.

❑ Non-interest Income

For the third quarter of 2007, the Bank's consolidated non-interest income totaled Baht 4,563 million, falling by Baht 112 million, or 2.35 percent, compared to the previous quarter. This was attributable to a Baht 415 million drop in gains on investment, equivalent to a 70.94-percent contraction, after the Bank had sold some investments in the second quarter. However, fee and service income rose by Baht 158 million, or 4.80 percent, driven by growing fees from fund transfers and bancassurance business. Moreover, gains on exchange increased by Baht 113 million over the preceding quarter.

When compared to the same quarter of last year, the Bank's consolidated non-interest income rose by Baht 914 million, or 24.46 percent, due to higher fee and service income totaling Baht 709 million. Plus, gains on exchange and investments grew by Baht 179 million and Baht 101 million, respectively.

❑ Non-interest Expense

The Bank's consolidated non-interest expense for the third quarter of 2007 amounted to Baht 7,146 million, rising by Baht 92 million, or 1.30 percent, over the previous quarter. This was attributable to increases in personnel expense to support our strategic programs.

When compared to the same quarter of last year, the Bank's consolidated non-interest expense increased by Baht 770 million, or 12.08 percent. This was due mainly to an increase in personnel expense of Baht 296 million, plus premises and equipment expense of Baht 266 million, and fee and service expense of Baht 103 million. These expenses were in support of expansion of KASIKORNBANKGROUP businesses through increased sales and service channels and more personnel, in line with the Bank's strategic programs.

2.2 Financial Position Analysis

Financial Position

(Units: Million Baht)

	Sep. 30, 2007	Jun. 30, 2007	Change		Dec. 31, 2006	Change	
			Million Baht	Percent		Million Baht	Percent
Assets	**1,007,295**	**962,632**	**44,663**	**4.64**	**935,509**	**71,786**	**7.67**
Liabilities and Shareholders' Equity							
- Total liabilities	910,518	867,857	42,661	4.92	847,270	63,248	7.46
- Total shareholders' equity	96,777	94,775	2,002	2.11	88,239	8,538	9.68
Total Liabilities and Shareholders' Equity	**1,007,295**	**962,632**	**44,663**	**4.64**	**935,509**	**71,786**	**7.67**

❑ Assets

As of September 30, 2007, the Bank's consolidated assets totaled Baht 1,007,295 million, increasing by Baht 44,663 million, or 4.64 percent, over Baht 962,632 million at the end of the previous quarter. This was mainly attributable to accelerating loan extension. As of September 30, 2007, the Bank's consolidated loans were Baht 729,565 million, increasing by Baht 26,146 million, or 3.72 percent, over the Baht 703,419 million shown at the end of June 2007. When compared to the end of 2006, our loan growth of 7.73 percent was found to be the highest among large Thai banks. At the end of the third quarter of 2007, the Bank completed allowances for doubtful accounts in accordance with the BOT's new provisioning criteria, with our allowances reaching a total of Baht 31,459 million. The ratio of net non-performing loans to total loans had fallen to 3.34 percent at the end of September 2007, from 3.59 percent at the end of June 2007. Similarly, the ratio of gross non-performing loans to total loans had dropped to 6.34 percent at the end of September 2007, from 6.71 percent at the end of June 2007.

Other items having significant changes – as a result of the Bank's liquidity management through asset reallocations into investments and loans providing higher yields – are shown in the following:

- Interbank and money market items (on the asset side) were Baht 121,913 million at the end of September 2007, up by Baht 16,011 million, or 15.12 percent, over the end of June 2007.
- Net investments at the end of September 2007 totaled Baht 103,899 million, rising by Baht 11,596 million, or 12.56 percent, over the end of June 2007.
- Securities purchased under resale agreements, at the end of September 2007, dropped by Baht 6,000 million, or 100 percent, from the end of June 2007.

❑ Liabilities and Shareholders' Equity

The consolidated liabilities of the Bank, as of September 30, 2007, totaled Baht 910,518 million, rising by Baht 42,661 million, or 4.92 percent, over the end of the second quarter, due mainly to growing deposits. Deposits at the end of September 2007 equaled Baht 812,044 million, rising by Baht 47,854 million, or 6.26 percent, over the end of June 2007. This was due mainly to increases in fixed-term deposits on the tenors of three to six months.

Other items having significant changes are shown in the following:

- Borrowing, as of September 30, 2007, amounted to Baht 47,694 million, falling by Baht 5,103 million, or 9.67 percent, from the end of June 2007. This was mainly attributable to a Baht 5,104 million drop in short-term borrowing, equivalent to 15.07 percent.
- Liabilities payable on demand totaled Baht 7,430 million at the end of September 2007, falling by Baht 1,415 million, or 16.00 percent, from the end of June 2007.

As of September 30, 2007, the total consolidated shareholders' equity equaled Baht 96,777 million, rising by Baht 2,002 million, or 2.11 percent, over the end of June 2007. This was because the Bank's consolidated net profit for the first half of

2007 totaled Baht 3,412 million, although a Baht 1,194 million dividend was paid out to our shareholder and the revaluation surplus on investments had dropped Baht 246 million.

❑ Investments

The Bank's and subsidiaries' investments consisted of trading investments, available-for-sale investments, debt instruments held to maturity, and investments in subsidiary and associated companies. A review of investments is carried out when there is a factor indicating that an investment might have become impaired. Investments, classified by type, as of September 30, 2007, are shown below:

Investments

(Units: Million Baht)

Type of Investment	Sep. 30, 2007	Percent	Jun. 30, 2007	Percent	Sep. 30, 2006	Percent
Debt Instruments	**99,233**	**95.51**	**87,670**	**94.98**	**95,788**	**94.55**
Government and State Enterprise Securities						
• Trading investments	11,007	10.59	11,118	12.05	12,140	11.98
• Available-for-sale investments	49,371	47.52	32,390	35.09	42,449	41.90
• Held-to-maturity investments	8,025	7.72	8,301	8.99	11,660	11.51
Private Enterprise Debt Instruments						
• Trading investments	1,021	0.98	923	1.00	1	0.00
• Available-for-sale investments	639	0.62	627	0.68	1,553	1.53
• Held-to-maturity investments	911	0.88	931	1.01	980	0.97
Foreign Debt Instruments						
• Available-for-sale investments	26,374	25.38	31,135	33.73	22,896	22.60
• Held-to-maturity investments	1,885	1.81	2,245	2.43	4,109	4.06
Equity Securities	**4,666**	**4.49**	**4,633**	**5.02**	**5,517**	**5.45**
Trading Investments	288	0.28	251	0.27	327	0.32
Available-for-sale Investments	976	0.94	918	0.99	868	0.86
General Investments	2,813	2.71	2,950	3.20	3,877	3.83
Investments in Subsidiary and Associated Companies	589	0.57	514	0.56	445	0.44
Total Investments – Net	**103,899**	**100.00**	**92,303**	**100.00**	**101,305**	**100.00**

❑ Liquidity

Cash and cash equivalents totaled Baht 17,205 million, according to the Bank's consolidated financial statement at the end of September 2007, decreasing by Baht 1,206 million from the end of December 2006, due to the following activities:

- Net cash used in operating activities totaled Baht 1,983 million, as a result of changes in operating assets and liabilities. Interbank and money market items (on the asset side) increased Baht 39,078 million, whereas securities purchased under resale agreements dropped Baht 22,200 million. Loans rose Baht 58,251 million; likewise deposits increased Baht 61,113 million. Interbank and money market items (on the liabilities side) dropped Baht 1,743 million, in contrast to short-term borrowing, which showed an increase of Baht 2,144 million.
- Net cash from investment activities was Baht 718 million. This amount comprised cash received from the disposal of available-for-sale investments totaling Baht 68,536 million, cash received on the redemption

of debt instruments held to maturity totaling Baht 4,665 million, cash paid on available-for-sale investments of Baht 67,956 million, as well as cash paid on premises and equipment of Baht 2,646 million.

- Net cash used in financial activities totaled Baht 3,908 million, due mainly to the Bank's dividend pay-out in the second and third quarters of 2007.

❑ Capital Expenditures

To enhance service efficiency, the Bank's capital expenditures, at the end of September 2007, were used primarily for information technology (IT), which totaled Baht 2,976 million. Capital expenditures on other fixed assets totaled Baht 1,257 million.

2.3 Capital Requirements and Credit Ratings

❑ Capital Funds

As of September 30, 2007, the Bank and subsidiary companies had a capital base of Baht 111,710 million, comprising Tier-1 capital totaling Baht 82,711 million, and Tier-2 capital totaling Baht 28,999 million. The capital adequacy ratio of the Bank and Phethai AMC together equaled 14.82 percent, significantly above the BOT's minimum requirement of 8.50 percent. Details of the capital adequacy ratio of the Bank and our AMC are shown in the following table:

Capital Adequacy Ratio *

(Units: Percent)

Capital Funds **	Sep. 30, 2007	Jun. 30, 2007	Mar. 31, 2007	Dec. 31, 2006	Sep. 30, 2006
Tier-1 Capital	10.97	10.48	10.25	10.46	11.17
Tier-2 Capital	3.85	4.02	4.18	4.29	4.92
Total Capital Requirements	**14.82**	**14.50**	**14.43**	**14.74**	**16.09**

Note: * These ratios do not include the net profit of each accounting period. According to BOT regulations, the net profit of the first half of the year shall be included in capital after approval by the Bank's Board of Directors. The net profit for the second half of the year shall be included in capital after approval by a General Meeting of Shareholders. However, if there is a net loss, the loss must be deducted from capital immediately.

** Based on the risk assets of the Bank and our AMC.

Capital Adequacy Ratio

(Including the net profit of each accounting period)

(Units: Percent)

Capital Funds	Sep. 30, 2007	Jun. 30, 2007	Mar. 31, 2007	Dec. 31, 2006	Sep. 30, 2006
Tier-1 Capital	11.44	11.62	11.76	11.41	11.65
Tier-2 Capital	3.85	4.02	4.19	4.29	4.92
Total Capital Requirements	**15.29**	**15.64**	**15.95**	**15.70**	**16.57**

❑ Credit Ratings

At the end of September 2007, the Bank's credit ratings given by Moody's Investors' Service, Standard & Poor's, and Fitch Ratings remained unchanged from the end of June 2007. Details are shown in the following table:

KASIKORNBANK's Credit Ratings

Credit Rating Agencies	Sep. 30, 2007
Moody's Investors Service ***	
Long-term - Debt	n.a.*
- Subordinated Debt	Baa1
- Deposits	Baa1 **
Short-term - Debt/Deposits	P-2
Outlook	Stable
Bank Financial Strength Rating (BFSR)	D+
Outlook for BFSR	Stable
Standard & Poor's ***	
Long-term - Debt	BBB
- Subordinated Debt	BBB-
Bank Fundamental Strength Rating (BFSR)	C
Short-term - Debt/Deposits	A-2
Outlook	Stable
Fitch Ratings ***	
International credit ratings	
Long-term - Debt	BBB+
- Subordinated Debt	BBB
Individual	C
Support	2
Short-term - Debt/Deposits	F2
Outlook	Stable
National credit ratings	
Long-term - Debt	AA(tha)
- Subordinated Debt	AA-(tha)
Short-term - Debt/Deposits	F1+(tha)
Outlook	Stable

Note: * Moody's Investors Service does not assign ratings to the Bank's long-term debt.
** Long-term deposits are rated only by Moody's Investors Service.
*** The base levels for investment grade on long-term credit ratings for Moody's Investors Service, Standard & Poor's, and Fitch Ratings are Baa3, BBB- and BBB-, respectively. For short-term credit ratings, the base levels for investment grade as viewed by these three agencies are P-3, A-3, and F3, respectively.

3. Operations of Core Businesses

3.1 Corporate Business Operations

❑ Changes in the Operating Environment

In the third quarter, domestic consumption and investment spending started to rebound thanks to greater political clarity and healthier business sentiment. This improved business environment has led to stronger demand for bank loans. However, commercial banks have remained cautious in their lending due to negative developments such as the U.S. sub-prime mortgage debacle, the Baht's appreciation and higher oil prices, which could still affect the quality of commercial bank assets in the future.

❑ Business Operations in the Third Quarter of 2007

During the third quarter of the year, the Bank's progress in product and service development, identified by customer and product segments, included the following:

Customer Segment

- **Multi-Corporate Business**

Multi-Corporate Business witnessed stronger loan growth as customers' demand for cash increased for their production activities ahead of the year-end spending season. To sustain our business growth over the long-term, we have based our marketing and lending strategies on research conducted on the competitiveness of various industries so that the Bank will be able to provide comprehensive financial solutions that fit these customers' needs. For industries with diminishing competitiveness, emphasis has been placed on providing advisory services in addition to financial services that match their needs. All of these efforts help us to maintain income growth and foster close relationships with customers.

In the area of product development, the Bank's new products and services have been based on extensive studies conducted to make sure that we understand customers' business and their financial needs. This information has also been passed on to our relationship managers, enabling them to provide more professional service to their customers.

- **Large Corporate Business**

As the economic recovery is only in its infancy, the Bank's loan extension has been focused on industries with healthy growth and strong demand for investment expansion, including hardware, construction and agriculture industries. As for industries facing difficulty from competition, such as garments and footwear, emphasis has been placed on providing advisory services and financial solutions that meet their needs.

Meanwhile, the Bank continued to cultivate close relationships with our customers by arranging campaigns and events, particularly seminars on a wide range of topics in business and management, in addition to introducing them to our products and financial solutions.

Product Groups

- **Domestic Credit Products and Letters of Indemnity-Borrowing**

In the third quarter of 2007, the Bank was able to maintain growth in our domestic credit products, while interest and fee income on letter of indemnity products also met their targets. This success was attributable to our ceaseless efforts in upgrading the Bank's products and services, as well as operational procedures. In addition, the Bank's satisfactory growth was due to our participation in programs set up by government agencies. One example was the energy conservation programs for factories, buildings and businesses initiated by the Department of Alternative Energy Development and Efficiency. Meanwhile, under the "K-Supply Chain Financing" overdraft product provided via electronic channels, we also launched a "Purchasing Card" service as an additional channel to further facilitate transactions between buyers and sellers.

As for internal operational development, a middle office directly responsible for service and corporate customer relationships was set up in the third quarter. With this new centralized service, our customers should experience faster service and greater satisfaction, while the Bank's relationship managers should be able to focus more on their sales and customer-visit tasks.

- **Trade Finance**

In the third quarter of 2007, our international trade volume increased by four percent over the same period of last year, due primarily to export transactions. After its launch in the second quarter, our innovative "K-Trade Connect" service has been well-received by customers, with applications totaling Baht 800 million. We are in the process of extending the "K-Trade Connect" service to cover domestic trading transactions by early 2008, which should further boost the service's transactions and our growth.

- **Cash Management**

In the third quarter, the Bank continued to develop new products and services as part of our "Total Financial Solutions" concept. Of note was the "K-Privileged Trade Solution", which was launched with the aim of serving importers whose businesses rely mostly on the domestic market. In addition, more Cash Management Sales and Service Centers were opened in this quarter, bringing the total as of September 2007 to fourteen nationwide, providing after-sale service and support for our valued customers.

- **Securities Services**

In the third quarter of 2007, we were able to retain our leadership position in market share of provident fund custodial services, while business continued to grow well. Meanwhile, private fund custodial services continue to grow as new private funds were launched by KASIKORN ASSET MANAGEMENT Co., Ltd., with an average of 2-3 new funds per month. In addition, we have gained new customers for our Private Wealth Management Department.

In mutual fund supervisory services, we witnessed growth of 566.67 percent over the previous quarter in Foreign Investment Funds (FIF) following support from the authorities.

At the same time, our registrar services for unit trusts and debentures continued to register growth, with even stronger growth expected in the fourth quarter due to the launch of new mutual funds by KASIKORN ASSET MANAGEMENT Co., Ltd. As for our agency services – in which the Bank operates as a syndicated loan

agency, as well as a collateral agency for syndicated loan programs, and as a bondholder representative – the progress of large-scale investment projects and the Bank's services in this area have been affected by ongoing political uncertainty. However, we expect that these services will report higher growth in 2008 as a result of greater political clarity following the much-anticipated general election.

- **Bancassurance Services**

Great emphasis has been placed on the upgrading of our service operational procedures. For example, in the third quarter, in-depth research studies on customers' needs were conducted, and the information has been used to improve our insurance capabilities provided in cooperation with our alliance partners. As a result, we are able to provide broader and more comprehensive insurance coverage, thus reducing risks for family members or business associates of our customers in case of unfortunate events.

❑ Financial Position

The Bank's corporate business loans – classified by customer segment and product group as of September 30, 2007, compared to June 30, 2007, and the end of 2006 – are shown in the following:

Corporate Business Loans Classified by Customer Segment *

(Units: Million Baht)

	Percent of Total Corporate Business Loans	Sep. 30, 2007	Jun. 30, 2007	Change		Dec. 31, 2006**	Change	
				Million Baht	Percent		Million Baht	Percent
Corporate Business Loans	**100.00**	**243,014**	**237,615**	**5,399**	**2.27**	**238,341**	**4,673**	**1.96**
Customer Segment								
Multi-Corporate Business	42.68	103,717	98,935	4,782	4.83	100,494	3,223	3.21
Large Corporate Business	57.32	139,297	138,681	616	0.44	137,847	1,450	1.05

Note: * Revised by excluding loans of property funds.
** Revised to reflect regrouped customers.

As of the end of September 2007, the total corporate business loans under the supervision of the Corporate Business Division equaled Baht 243,014 million, which had risen by Baht 5,399 million, or 2.27 percent over the end of June 2007, and by Baht 4,673 million, or 1.96 percent over the end of December 2006. Loan extension was seen in both multi-corporate and large-corporate business customers. Classified by business sector, the major loan contributors were the hire-purchase, construction material, as well as real-estate businesses.

Corporate Business Loans Classified by Product Group*

(Units: Million Baht)

	Percent of Total Corporate Business Loans	Sep. 30, 2007	Jun. 30, 2007	Change		Dec. 31, 2006**	Change	
				Million Baht	Percent		Million Baht	Percent
Corporate Business Loans	**100.00**	**243,014**	**237,615**	**5,399**	**2.27**	**238,341**	**4,673**	**1.96**
Product Group								
Domestic Credit Products	74.72	181,576	176,017	5,506	3.13	180,970	607	0.34
Trade Finance	25.09	60,976	61,062	(86)	(0.14)	56,493	4,484	7.94
BIBF	0.19	461	483	(21)	(4.42)	878	(417)	(47.48)

Note: * Revised by excluding loans of property funds.
** Revised to reflect regrouped customers.

Categorized by product group, domestic credit product loans had reported the highest value of credit extension by Baht 5,506 million, or 3.13 percent over the end of June 2007. When compared to the end of 2006, trade finance loans showed the largest improvement by Baht 4,484 million, or 7.94 percent.

3.2 SME Business Operations

❑ Changes in the Operating Environment

During the third quarter of 2007, although there were signs of economic recovery following greater political clarity after the referendum on the draft Constitution in August, the SME business environment was hurt by several negative factors, both domestic and foreign. In particular, capital and foreign exchange markets faced volatility as a result of the U.S. sub-prime mortgage debacle, pressuring the U.S. Dollar to new lows. On the domestic front, there was rising concern about the effectiveness of the government's stimulus programs and higher oil prices. Due to SME businesses' sensitivity to changes in the business environment, these adverse factors have affected SMEs more than large corporations.

However, competition among credit providers remains as intense as ever, as banks have adjusted their strategies with the single aim of winning customers over from their competitors. Of note was the upgrade of loan application and approval procedures for faster and better service, which has become the strategy of choice, replacing the rolling out of more attractive product features as used in the previous quarters.

❑ Business Operations in the Third Quarter of 2007

The Bank's progress in product and service development, identified by customer and product segments, included the following:

Customer Segment

- **Small and Medium Business**

Facing intense competition among credit providers, the Bank continued to pursue several marketing activities. There were business advisory seminars held for medium and small businesses in Bangkok and the metropolitan area, as well as

upcountry. These were offered with the aim of helping SMEs to increase their operating efficiency and financial management skills, in addition to fostering closer relationships with the Bank. At the same time, we also used these seminars to promote our wide range of services and products for SMEs.

- **Micro Business**

We have strived to understand our customers' financial needs better, particularly through research conducted on customer sub-segments. In addition, meetings between local staff and staff from various divisions were held to facilitate exchanges of first-hand information. This information has been used to improve our marketing activities to better meet customers' needs and match local staff operations.

Product Groups

- **Domestic Credit Products and Letters of Indemnity-Borrowing**

New products were introduced in the third quarter to provide support for SME businesses. One example was our "K-Investment Backed Credit", which allows customers to use their investments with KASIKORN ASSET MANAGEMENT Co. Ltd. as collateral on loan applications. In addition, a multi-purpose line of credit has been introduced, allowing our customers to transfer or change credit lines across products within set conditions, instead of having to go through all the usual credit application and approval procedures for each product.

For micro business customers, promotional campaigns were continued from the first half of the year with the aim of increasing customers' awareness and use of our products. There was a campaign to promote the Bank's micro business credit products through our branch network. The campaign was a huge success, leading to two successive campaigns. Also, our micro business credit products combined with health insurance have received an enthusiastic response from customers, where new applications totaling more than Baht 500 million were received from April to July. Meanwhile, our promotional campaign for the Bank's overdraft (OD) facility held from May to June drew more than 5,000 customers, resulting in use of OD facility via this promotional campaign topping Baht 1,000 million.

- **Trade Finance**

To provide liquidity support for SME international trade operations, we introduced the "K-Privileged Trade Solution", which is a trade finance facility that is equipped with additional credit lines not requiring collateral or personal guarantees.

- **K SME Care**

In cooperation with KBank subsidiaries and alliance partners, much progress was made on our "K SME Care" services during the third quarter of 2007, as follows:

1. **C: Capital.** Through KASIKORN ASSET MANAGEMENT Co., Ltd., we are in the process of establishing the "Khao Kla Venture Capital Management Company Limited", which is a venture capital fund for SME businesses.
2. **A: Advice.** In the third quarter, 30 SME operators participated in the "Business Competitiveness Diagnosis" project conducted by the Bank in cooperation with the Institute for Small and Medium Enterprise Development. Also, with Kenan Institute Asia (K.I.Asia), we provided

a Logistics and Supply-chain Management Consulting Program for 15 SME operators.

3. **R: Research.** A new website, www.ksmecare.com, has been set up as a reference and information resource for SME businesses, in addition to publishing the second issue of *SME Inspired* magazine. In cooperation with KASIKORN RESEARCH CENTER Co., Ltd., we have also provided customers with "K-SME Analysis" to help SMEs in their decision-making and risk management.
4. **E: Education.** Along with the SME Incubation Business Center of the Faculty of Commerce and Accountancy, Chulalongkorn University, the Bank offered a training session on sustainable business management for SMEs in the third quarter, following two similar sessions held in the first half of the year. These training programs drew great interest from SMEs, with altogether 1,200 SME business operators receiving certificates from the program. In addition, the Bank has held seminars on brand building in Bangkok and Khonkaen, with more than 700 guests participating in these events.

❑ Financial Position

The Bank's SME business loan position – classified by customer segment and product group as of September 30, 2007, compared to the end of June 2007 and December 2006 – is shown in the following tables:

SME Business Loans Classified by Customer Segment

(Units: Million Baht)

	Percent of Total SME Business Loans	Sep. 30, 2007	Jun. 30, 2007	Change		Dec. 31, 2006*	Change	
				Million Baht	Percent		Million Baht	Percent
SME Business Loans	**100.00**	**278,642**	**268,234**	**10,408**	**3.88**	**254,314**	**24,328**	**9.57**
Customer Segment								
Small and Medium Business	88.47	246,528	235,506	11,022	4.68	222,982	23,546	10.56
Micro Business	11.53	32,114	32,728	(614)	(1.88)	31,333	781	2.49

Note: * Revised to reflect regrouped customers.

As of the end of September 2007, SME business loans as supervised by the SME Business Division totaled Baht 278,642 million, which had risen by Baht 10,408 million, or 3.88 percent over the end of June 2007, and by Baht 24,328 million, or 9.57 percent, over the end of December 2006. This loan growth was mainly seen in the small and medium business customers.

SME Business Loans Classified by Product Group

(Units: Million Baht)

	Percent of Total SME Business Loans	Sep. 30, 2007	Jun. 30, 2007	Change		Dec. 31, 2006*	Change	
				Million Baht	Percent		Million Baht	Percent
SME Business Loans	**100.00**	**278,642**	**268,234**	**10,407**	**3.88**	**254,314**	**24,327**	**9.57**
Product Group								
Domestic Credit Products	93.82	261,431	252,833	8,598	3.40	241,100	20,331	8.43
Trade Finance	6.18	17,211	15,402	1,809	11.75	13,214	3,997	30.24

Note: * Revised to reflect regrouped customers.

Categorized by product group, as of the end of September 2007, domestic credit products reported the highest loan extension, totaling Baht 8,598 million and Baht 20,331 million, respectively, over the end of June 2007 and December 2006. However, in terms of percent change, trade finance loans enjoyed the highest growth, followed by domestic credit products, in tandem with healthy loan growth in agri-processing and agricultural businesses.

3.3 Retail Business Operations

❑ Changes in the Operating Environment

Credit Cards

During the third quarter of 2007, the number of credit cards and the volume of credit card spending expanded over the previous quarter thanks to greater political clarity after the referendum on the draft Constitution on August 19, as well as promotional campaigns and launches of new products by card providers.

As for the card-accepting business, card providers have begun to charge higher fees to stores as a result of their higher operating costs, especially due to a larger volume of costlier Platinum cards in the market.

Deposits and Fee-based Income

Early in the third quarter, most Thai commercial banks trimmed their deposit rates following a move by the Bank of Thailand. However, near the end of the quarter, some banks began to raise their deposit rates to retain their customer bases. Meanwhile, banks have offered special fixed deposit products with attractive rates and other debt instruments such as bills of exchange (B/E), as alternatives for their deposit customers in this time of declining interest rates.

As for the foreign exchange business, the rapid appreciation of the Baht continues to affect the behavior of customers, as the average value of their daily foreign exchange transactions has become smaller. This is due to customers taking the view that the Baht could become stronger and therefore wanting to make the most from the Baht's appreciation.

Mutual Fund Business

Due to low domestic interest rates, mutual funds continued to expand. In particular, foreign investment funds (FIF) have registered the highest growth over other types of funds, thanks to low domestic interest rates and the authorities' support.

Electronic Banking Services

In the third quarter, emphasis was placed on the convenience of services. For example, applications for electronic banking services now require fewer documents, and customers do not have to deliver them to a bank branch as before. Meanwhile, banks continue to join forces with their alliance partners in rolling out promotional campaigns, which is basically the same strategy used by telecommunication service providers who have been banks' competitors in this area of services.

❑ Business Operations in the Third Quarter of 2007

During the third quarter of 2007, the Bank's progress in product and service developments, identified by customer segments, product groups, as well as sales and service channels, included the following:

Customer Segment

- **Signature**

Amid heightened competition for larger market shares in this customer segment, the Bank has placed great emphasis on investment and wealth enhancement services. For example, in cooperation with KASIKORN ASSET MANAGEMENT Co. Ltd., the Bank has offered an "Investment Clinic" service in which customers receive advisory services from investment specialists. At the same time, closer Bank-customer relationships were fostered through several events and activities. For example, KBank Visa Platinum Signature credit cards were offered to this customer group, resulting in a substantial increase in the number of applications for the KBank Visa Platinum Signature card in the third quarter.

- **Middle Income**

To meet customers' varying needs based on age and other characteristics, we continued to offer our wide range of products and services through KASIKORNBANKGROUP Product Packages. In addition, product cross-selling via telemarketing channels has been pursued. Promotional and marketing activities have been organized to maintain our market leadership amid heightened competition in this customer segment. Of note was our "Pre-sale Money Expo" campaign held one-month ahead of an actual arrangement of the Money Expo event slated for mid October in Chiangmai, which was conducted with the participation of our 23 branches in the province.

- **Mass**

Through our technological advancements, the Bank continued to pursue our target of becoming the main bank for convenient customer transactions, such as fund transfers, bill payments, mobile phone payments and information services provided via mobile phones. Also, research is being conducted to identify factors affecting customer transactions via various channels. At the same time, we are in the process of launching new marketing and public relation activities. Information from market studies will be used to fine-tune the Bank's marketing activities for this customer segment in the future.

Product Group

- **Consumer Loans**

In the third quarter, we continued our promotional and marketing campaigns held since the beginning of the year, which resulted in new loans being extended during the first nine months of 2007 exceeding our targets and registering higher

growth. In the personal loan business, emphasis has been placed on offering products with competitive interest rates, such as our "K-Personal Loan for Better Life", while conditions for the "K-Personal Loan for Provident Fund Member" have been simplified to reach a larger base of customers.

- **Credit Cards**

To expand our customer base and maintain our market leadership, the Bank introduced the "KBank Everyday Card" with a cash-back feature for greater customer satisfaction. Meanwhile, several promotional activities were held in cooperation with alliance partners to promote spending via our credit cards.

- **Deposits and Fee-based Income**

In the third quarter, we introduced new deposit and investment products for individual and non-profit juristic person customers. Of note were our "K-B/E Investment" products with maturities of 6 and 9 months, and the "Fixed Deposit Flexible 4 Month", which feature monthly interest payments and allow customers to make deposit withdrawals before maturity. Despite the heightened competition for deposits, we have been able to increase deposits close to targets and are confident that we can maintain our market share through the rest of the year.

As for fund transfer services, we introduced an online service via our "K-Cyber Banking" channel in which the receiving party will be able to get their money instantly, compared to within three days or one day with existing "normal" and "urgent" services. This service will start in October with cooperation among three banks – KASIKORNBANK, Bangkok Bank and Krung Thai Bank – to provide services at the beginning phase.

For debit card business, various promotional campaigns were organized to encourage customers to switch from ATM to debit cards.

- **Mutual Fund Business**

In the third quarter of 2007, the Bank, in cooperation with KASIKORN ASSET MANAGEMENT Co., Ltd., launched six mutual funds invested in public and private sector debt instruments, as well as other financial assets – both in the domestic and foreign markets.

- **Bancassurance Business**

In the third quarter, we continued to train staff for life and non-life broker license examinations, with the aim of having 1,500 licensed staff nationwide. We also held marketing and promotional activities, in addition to running ads via various channels to promote the Bank's life insurance products and boost sales volume. Meanwhile, we are in the process of developing new life insurance products with conditions adjusted to accommodate the needs of customers. These new products are expected to be launched in the fourth quarter of this year.

Sales and Service Channels

- **Branch Network**

To better serve our customers in all segments, the Bank opened eight new branches in the third quarter of 2007, with six in Bangkok and the metropolitan area and two upcountry, bringing the total now to 592 branches.

- **Foreign Exchange Booths**

In the third quarter, the Bank opened four additional FX booths in Bangkok and Chonburi, bringing the total to 68 booths.

- **K-Contact Center**

Services provided by the K-Contact Center serving all segments of customers were further improved in the third quarter via the following efforts:

- Service Development: Since August 1, 2007, customers have been able to request basic and in-depth information about their mutual fund investments, provided in cooperation with KASIKORN ASSET MANAGEMENT Co. Ltd. At the same time, customers can now conduct transactions by themselves via an interactive voice response.
- Support for KGroup Income Growth: With alliance partners, the Bank has laid down standards for bancassurance sales and service, particularly for the Mass customer segment. We also aim to increase the average value of deposits and investment products held per customer. The Bank also uses the K-Contact Center to provide information regarding privileges that customers are eligible for with our Signature, Platinum and KBank Everyday Cards.
- Channel Development: Our fax server system has been upgraded resulting in more streamlined fax and document transmission procedures for customers and related business units.
- Service Quality and Efficiency Development: Workshops for sales and service staff have been held to raise their efficiency in handling customers' questions and complaints, as well as increase staff understanding about product features. We also use this channel to conduct surveys measuring customer satisfaction.

- **Electronic Banking Services**

Our electronic banking services are provided through four main channels including:

1. K-ATM, K-CDM and K-PUM

1.1 K-ATM

As of September 2007, the number of the Bank's ATMs came to 3,638 units, up from 3,477 units as of June 2007.

1.2 K-CDM

The Bank's Cash Deposit Machines, as of September 2007, totaled 451 units, up from 400 units at the end of June 2007.

1.3 K-PUM

The Bank's Passbook Update Machines, as of September 2007, equaled 637 units, up from 621 units as of June 2007.

In addition, our ATMs, CDMs and PUMs have been upgraded to provide the highest operational efficiency and convenience to our customers. For example, certain models of our ATMs and CDMs have been upgraded to support HTML file viewing and access without restriction.

2. Internet Banking

2.1 K-Cyber Banking

By the end of the third quarter, the number of users of the Bank's K-Cyber Banking service for individual customers had increased 25.24 percent over the previous quarter.

2.2 K-BizNet

The number of customers with our K-BizNet service for small businesses, as of September 2007, had registered a growth rate of 11.62 percent over the previous quarter.

In the third quarter, the Bank held marketing activities via exhibition booths at various fairs promoting products such as the "K-eMail Statement" service to expand our internet banking customer base.

3. K-mPay

In the third quarter of 2007, the Bank's K-mPay service witnessed growth of 21.24 percent over the previous quarter. The Bank, however, terminated the K-mPay service on October 31, 2007, due to a contract termination by our alliance partner. The service, however, is to be replaced by the "K-mBanking" service with the same versatile features, and all of the existing K-mPay customers are to be automatically transferred to the new service.

4. K-Payment Gateway

The Bank's payment services for online business recorded growth of 11.92 percent over the pervious quarter in the number of stores using our services. As for marketing activities, we have shifted our emphasis to airline customers. Meanwhile, in order to meet the demand of customers, we have upgraded security features.

❑ Financial Position

- **Loans**

Retail Business Loans Classified by Product Group

(Units: Million Baht)

	Percent of Total Retail Business Loans	Sep. 30, 2007	Jun. 30, 2007	Change		Dec. 31, 2006	Change	
				Million Baht	Percent		Million Baht	Percent
Retail Business Loans	**100.00**	**109,025**	**102,161**	**6,864**	**6.72**	**93,202**	**15,823**	**16.98**
Housing Loans	79.77	86,971	80,882	6,089	7.53	73,526	13,445	18.29
Credit Card Loans	14.79	16,126	15,901	225	1.41	15,102	1,024	6.78
Consumer Loans	5.44	5,928	5,378	550	10.23	4,574	1,354	29.59

As of September 30, 2007, the retail business loans under the supervision of the Retail Business Division totaled Baht 109,025 million, increasing by Baht 6,864 million, or 6.72 percent over the end of June 2007, and by Baht 15,823 million, or 16.98 percent over the end of 2006. Housing loans showed the largest proportion of loan extension, bringing their market share to 79.77 percent.

- **Deposit Products**

Proportion of Deposits Classified by Product Group
(Under the Retail Business Division)

(Units: Million Baht)

	Percent of Total Deposits	Sep. 30, 2007	Jun. 30, 2007	Change		Dec. 31, 2006	Change	
				Million Baht	Percent		Million Baht	Percent
Total Deposits	**100.00**	**633,444**	**617,143**	**16,301**	**2.64**	**608,424**	**25,020**	**4.11**
Current Accounts	1.99	12,594	12,506	88	0.71	12,651	(56)	(0.45)
Savings Accounts	42.76	270,877	271,568	(691)	(0.25)	265,414	5,462	2.06
Fixed-Term Deposit Accounts	55.25	349,973	333,069	16,904	5.08	330,359	19,614	5.94
From 3 months to less than 6 months	36.37	230,370	183,065	47,305	25.84	163,867	66,504	40.58
From 6 months to less than 1 year	8.61	54,570	72,014	(17,444)	(24.22)	101,981	(47,411)	(46.49)
From 1 year to less than 2 years	9.41	59,579	72,567	(12,989)	(17.90)	59,582	(4)	(0.01)
2 years or more	0.86	5,454	5,423	32	0.58	4,929	525	10.66

As of September 30, 2007, the Retail Business Division's total deposits amounted to Baht 633,444 million, rising by Baht 16,301 million, or 2.64 percent over the end of June 2007, and by Baht 25,020 million, or 4.11 percent over the end of 2006. This was attributable to an increase in fixed-term deposits, especially in tenors of three months to less than six months, after the Bank introduced the "Fixed Deposit Flexible 4 Month" deposit product during the third quarter of 2007.

3.4 Capital Markets Business Operations

☐ Changes in the Operating Environment

In the third quarter of 2007, bond yields continued to move up over the previous quarter as a result of the investor view that the Bank of Thailand's policy rate is now close to the bottom, particularly after the statement by the BOT's Monetary Policy Committee (MPC) on May 23 indicating their satisfaction with the level of the policy rate then. In addition, key economic indicators that have shown signs of bottoming out also reinforce this market view of the BOT's interest rate outlook.

This viewpoint coupled with capital flight from Asian markets to U.S. Treasuries following the sub-prime mortgage debacle, as well as the market's expectation of larger supplies of bonds in the near future, have all dampened sentiment in the local bond market, resulting in lower transaction volume in the third quarter.

As for the supply of private sector debentures, although potential issuers had been reluctant to issue new debentures in the first quarter due to interest rate uncertainty, there was a sharp increase in the supply of debentures in the second and third quarters after the trend of local interest rates became clearer. Consequently, the supply of private debentures during the first nine months of 2007 totaled Baht 116,900 million, up from just Baht 9,500 million in the first quarter and Baht 106,981 million in the first nine months of 2006.

Meanwhile, the Baht has continued to rise against the U.S. Dollar, registering a 10-year high in the third quarter due to selling by exporters and the weakening of the U.S. Dollar following the sub-prime mortgage debacle. However, the Baht

appreciation stalled during late July to early August following the BOT's measures to stabilize the currency, announced on July 9 and 24, 2007, as well as capital outflows by foreign investors who sold their assets for cash or were reallocating their investments to lower-risk assets/markets. Afterward, the Baht moved in a narrow range throughout the rest of the third quarter.

❑ Business Operations in the Third Quarter of 2007

Highlights of the Bank's operations in the third quarter of the year, classified by product type, included the following:

- **Corporate Finance**

The Bank's corporate finance business, particularly in providing funding arrangements for corporate customers, continued to expand during the third quarter of 2007. Meanwhile, we continued to provide liquidity services to customers by engaging in transactions in the debenture secondary market. Late in the third quarter, the "K-Smart China Link 10/51" was offered to investors in collaboration with KASIKORN ASSET MANAGEMENT Co., Ltd., as an investment alternative. This fund's performance is linked to the Hang Seng Chinese Enterprises (HSCE) Index, which is compiled from China's large-cap stocks listed on the Hang Seng Stock Exchange.

Also, due to our ceaseless development, the Bank was awarded the "Best Domestic Debt House" for 2006 by *Asiamoney* magazine in the third quarter.

- **Currency and Interest Rate Risk Management Products**

The volatile foreign exchange market has resulted in more customers showing interest in the Bank's currency risk management products. In particular, during the Baht's rapid appreciation, most of the interest in our currency risk management products came from exporters. Importers, on the other hand, became more interested when the Baht cooled, like in late July. Currency risk management products of choice include both forward and FX option contracts.

Meanwhile, as domestic interest rates are viewed to be close to the bottom, more customers have begun to show interest in the Bank's interest rate risk management products, especially in switching from floating to fixed interest rates.

All in all, due to the volatile foreign exchange and money market conditions experienced in the third quarter, the Bank was able to register higher fee income from both foreign exchange and interest rate risk management products, both over-year and over-quarter.

3.5 Treasury Operations

❑ Changes in the Operating Environment

In the meeting on July 18, 2007, the Bank of Thailand's Monetary Policy Committee (MPC) trimmed their benchmark 1-day repurchase rate by 0.25 percent, resulting in the policy rate standing at 3.25 percent, down from 3.50 percent at the end of the previous quarter. However, the MPC decided to keep the benchmark rate unchanged at 3.25 percent in the meeting on August 29, 2007. In tandem with the BOT's policy rate, commercial bank fixed deposit rates eased by 0.125-0.25 percent from the previous quarter, and minimum lending rates dropped by 0.125-0.15 percent.

However, during late August to early September, bank liquidity got tightened as a result of the BOT's issuance of savings bonds totaling about Baht 90,000 million,

exceeding their initial target of Baht 40,000 million. These savings bonds came with tenures of 4 and 7 years with yields set at 4.25 and 5.00 percent per annum, respectively. Although liquidity was drained out of the system, interest rates have not been affected much as the system's overall liquidity remains high.

Meanwhile, global financial markets witnessed a liquidity crisis as a result of the U.S. sub-prime mortgage debacle, which has become more evident since August. To avert deepening of the liquidity crisis, the U.S. Federal Reserve and other central banks have injected liquidity into the system. On August 17, the U.S. Federal Reserve unexpectedly slashed their discount rate by 0.50 percent, before trimming both the key Fed Funds rate and the discount rate by 0.50 percent on September 18, 2007. While U.S. Dollar-denominated interest rates have faced a downward trend and heightened volatility, those in the Baht have been little affected by this incident.

❑ Business Operations in the Third Quarter of 2007

The Bank has carefully managed our liquidity and investments in response to higher risks following the U.S. sub-prime mortgage debacle. This is in addition to strategic liquidity management of the Bank and other subsidiary companies in the KASIKORNBANKGROUP, carried out in response to the changing business environment. Meanwhile, as the Bank of Thailand will close down their repurchase window at the end of 2007, we have begun to explore alternative channels for efficient liquidity management. For example, the Bank, in response to the BOT's request, has expressed our opinion on what we see as obstacles regarding payment systems and tax issues which need to be addressed.

❑ Financial Position

As of the end of September 2007, the total investments of the Central Treasury Department were Baht 208,086 million, increasing by Baht 37,881 million, or 22.26 percent over the end of the June 2007. Investments in the money market accounted for 58.14 percent of our total investments, while investments in the capital market accounted for the remaining 41.86 percent.

Central Treasury Department Income

(Units: Million Baht)

Type of Transaction	Percent of Total Income	Q3-2007	Q2-2007	Change	
				Million Baht	Percent
Interest and Dividend Income *					
Interbank and money market items **	**51.27**	**1,039**	**967**	**72**	**7.47**
Investments	48.73	987	1,022	(35)	(3.41)
Total	100.00	2,026	1,988	37	1.88

Note: * The figures above are managerial figures.
** Including loans.

In the third quarter of 2007, the Central Treasury Department earned total interest and dividend income of Baht 2,026 million, increasing by Baht 37 million, or 1.88 percent, over the second quarter of 2007. This was mainly due to rising liquidity, despite the downward interest rate trend.

4. Risk Management and Risk Factors [1]

4.1 Credit Risk Management

In the third quarter of 2007, the Bank and KASIKORN Leasing Co., Ltd. developed a credit scoring system for retail hire purchase credit approvals. This new tool should result in higher quality and more efficient credit approval procedures in light of a larger volume of transactions, as well as better asset quality controls. In addition, credit approvals for the customers of KASIKORN Leasing Co., Ltd. provincial branches have been centralized, as the credit approval authority has been transferred from the Business Development Division to the Credit Management and Business Support Department.

At the same time, the Bank plans to improve our credit monitoring procedures, which are divided into three areas: first, credit usage behavior monitoring; second, customers' business performance monitoring and covenant follow-ups; and third, debt servicing ability monitoring. The Bank's relationship managers will monitor and evaluate individual customer status in these areas on a regular basis, and/or when there are unexpected events affecting customer credit quality, such as currency fluctuations, or natural disasters. Such customer credit monitoring will enable us to take proper steps to maintain sound credit quality.

- **Outstanding Loans**

As of September 30, 2007, the Bank's consolidated outstanding loans stood at Baht 729,565 million, increasing by Baht 26,146 million, or 3.72 percent, over Baht 703,419 million at the end of June 2007.

As of September 30, 2007, 60.02 percent of the Bank's outstanding loans to customers were loans exceeding Baht 20 million. Credit extended to the 20 largest borrowers, excluding Phethai Asset Management Company Limited and the companies in KASIKORNBANKGROUP, accounted for Baht 40,264 million, or 5.54 percent of the Bank's total loan portfolio, which is not high compared to total outstanding loans of the Bank. Classified by customer type, juristic persons accounted for Baht 449,290 million, or 61.86 percent of outstanding loans; while sole proprietorships and individual customer credit accounted for the remaining 38.14 percent. In terms of maturity, credit with maturities of less than or equal to 1 year accounted for 60.28 percent of the Bank's total loans.

[1] The details of overall Risk Management, Credit Risk, Market Risk, Liquidity Risk, Operational Risk Management, plus Preparations for a New Capital Accord 'Basel II', and Performance Measurements using Risk-adjusted Return on Capital (RAROC) and Economic Profit, can be viewed in the MD&A report for the year ended December 31, 2006.

The Bank's Consolidated Lending Portfolio – Profile


Less than 20 MB
Over 20 MB
Credit Amount
As of September 30, 2007
39.98
60.02
As of June 30, 2007
40.33
59.67
As of December 31, 2006
40.17
59.83
Business entities
Individual
Type of Customer
As of September 30, 2007
61.86
38.14
As of June 30, 2007
61.69
38.31
As of December 31, 2006
61.50
38.50
Less than or equal to 1 year
Over 1 year
Credit Maturity
As of September 30, 2007
60.28
39.72
As of June 30, 2007
61.54
38.46
As of December 31, 2006
64.04
35.96
0
20%
40%
60%
80%
100%

The Bank's consolidated lending portfolio, including accrued interest receivables, as of the end of September and June 2007, is depicted in the following:

The Bank's Consolidated Lending Portfolio (including Accrued Interest Receivables)

<u>As of September 30, 2007</u>


Others
9.07%
Agricultural & Mining
2.93%
Housing Loans
12.37%
Utilities & Services
9.33 %
Real Estate &
Construction
6.28%
Manufacturing & Commerce
60.02%

<u>As of June 30, 2007</u>


Others
8.05 %
Agricultural & Mining
3.02 %
Housing Loans
11.97 %
Utilities & Services
9.43 %
Real Estate &
Construction
6.52 %
Manufacturing & Commerce
61.01 %

- **Non-Performing Loans**

As of September 30, 2007, the Bank's consolidated NPLs stood at Baht 47,071 million, equal to 6.34 percent of the total outstanding credit, including that of financial

institutions. For Bank-only NPLs, the amount totaled Baht 40,269 million, accounting for 5.44 percent of the total outstanding credit, including that of financial institutions, which represented an over-quarter decline. These NPL figures are shown in the table below.

Non-Performing Loans

(Units: Million Baht)

Quarter Ending	Sep. 30, 2007	Jun. 30, 2007
The Bank's consolidated NPLs	47,071	47,281
Percent of total outstanding credit, including that of financial institutions	6.34	6.71
The Bank-only NPLs	40,269	39,862
Percent of total outstanding credit, including that of financial institutions	5.44	5.69

The Bank of Thailand has required commercial banks to report additional information on NPLs, which includes:

- Net NPLs, which refer to non-performing loans after allowances are deducted.
- The ratio of net NPLs to total loans after deducting allowances for bad loans.

As of September 30, 2007, the Bank's consolidated net NPLs stood at Baht 24,007 million, equal to 3.34 percent of the total outstanding credit, including that of financial institutions. For the Bank-only net NPLs, the amount totaled Baht 20,517 million, accounting for 2.85 percent of the total outstanding credit, including that of financial institutions, which represents an over-quarter decrease. The net NPL figures are shown in the table below:

Net Non-Performing Loans

(Units: Million Baht)

Quarter Ending	Sep. 30, 2007	Jun. 30, 2007
The Bank's consolidated net NPLs	24,007	24,427
Percent of total outstanding credit, including that of financial institutions	3.34	3.59
The Bank-only net NPLs	20,517	20,816
Percent of total outstanding credit, including that of financial institutions	2.85	3.05

In the first nine months of 2007, the Bank and our AMC entered into debt restructuring agreements with borrowers with pre-written-off outstanding debts totaling Baht 22,979 million. At the same time, the Bank-only pre-written-off outstanding debt amounted to Baht 22,084 million. The details of debt restructuring and losses from debt restructuring as of the end of September and June 2007 are shown in the following table:

Debt Restructuring and Losses from Debt Restructuring

(Units: Million Baht)

First Nine Months of the Year Ending	Sep. 30, 2007	Jun. 30, 2007
Debt restructuring of the Bank and our AMC	22,979	24,189
Losses from debt restructuring	2,154	2,873
Debt restructuring of the Bank-only	22,084	21,473
Losses from debt restructuring	1,960	2,592

- **Allowances for Doubtful Accounts and Revaluation Allowances for Debt Restructuring**

As of September 30, 2007, the Bank's consolidated allowances for doubtful accounts and revaluation allowances for debt restructuring totaled Baht 33,473 million. This amount was equivalent to 122.03 percent of the level required by the BOT. As for the Bank-only allowances for doubtful accounts, that amount stood at Baht 29,680 million, which was equivalent to 120.08 percent of the level required by the BOT.

- **Foreclosed Properties**

As of September 30, 2007, the Bank's consolidated foreclosed properties had a cost value of Baht 17,432 million, accounting for 1.73 percent of total assets. At the same time, Bank-only foreclosed properties had a cost value totaling Baht 12,686 million, accounting for 1.27 percent of total assets, while consolidated allowances for impairment of foreclosed properties stood at Baht 2,093 million, equivalent to 12.01 percent of the cost value of those foreclosed properties. As for Bank-only figures, allowances for the impairment of foreclosed properties totaled Baht 1,583 million, representing 12.48 percent of the cost value of foreclosed properties. Current allowances, both consolidated and Bank-only, are believed to be sufficient to cover holding, maintenance and disposal expenses, as well as losses on the liquidation of foreclosed properties. The details of foreclosed properties and their associated allowances, as of the end of September and June 2007, are shown below:

Foreclosed Properties

(Units: Million Baht)

Quarter Ending	Sep. 30, 2007	Jun. 30, 2007
Consolidated foreclosed properties	17,432	17,453
Percent of total assets	1.73	1.81
Allowances for impairment of consolidated foreclosed properties	2,093	2,081
Percent of consolidated foreclosed properties	12.01	11.92
Bank-only foreclosed properties	12,686	12,741
Percent of total assets	1.27	1.32
Allowances for impairment of Bank-only foreclosed properties	1,583	1,600
Percent of Bank-only foreclosed properties	12.48	12.56

- **Phethai Asset Management Company Limited**

As of September 30, 2007, Phethai AMC had resolved and/or restructured NPLs amounting to Baht 66,759 million, or 90.00 percent of the total initial unpaid principal balance, wherein the expected recovery rate was 49.00 percent. The details of NPL resolutions and/or restructuring over the past five quarters are shown in the table below:

Loans Resolved/ Restructured at Phethai Asset Management Company Limited

(Units: Million Baht)

Quarter Ending	Sep. 30, 2007	Jun. 30, 2007	Mar. 31, 2007	Dec. 31, 2006	Sep. 30, 2006
Phethai Asset Management Company Limited					
Cumulative loans resolved/restructured	66,759	65,702	59,774	55,794	50,987
Percent of the total initial unpaid principal balance	90.00	89.00	80.76	75.44	68.94

4.2 Other Risk Management

- **Risks associated with Guarantees and Avals**

Certain transactions with customers are in the form of guarantees on their borrowing or performance, letters of credit, or avals on notes. Such transactions are considered to be lending, which requires submission of collateral. Regarding risk control in this area, the Bank uses the same criteria as used in the Bank's normal credit approval processes. As of September 2007, the Bank's contingent obligations were Baht 83,927 million, compared to Baht 82,532 million at the end of June 2007.

- **Risks Incurred from Contractual Obligations on Derivative Instruments**

The Bank conducts various derivative transactions as tools for risk hedging, including exchange rate, interest rate, as well as the Bank's securities price risks. To increase our income, the Bank also provides derivative instrument trading services to customers and business allies, as well as conducting our own derivative instrument trading in accordance with the Bank's policies. As of September 30, 2007, the Bank had foreign exchange contracts on the purchase side of Baht 270,976 million, with Baht 395,900 million on the sales side, compared to Baht 207,524 million and Baht 334,085 million, respectively, at the end of June 2007. In addition, the Bank had interest rate contracts on the purchase side of Baht 353,774 million and Baht 359,850 million on the sales side, compared to Baht 311,115 million and Baht 318,401 million, respectively, at the end of June 2007.

- **Risks Related to Capital Adequacy**

As of September 30, 2007, the Bank's capital adequacy ratio, including the risk assets of Phethai AMC, was at 14.82 percent, which is significantly above the BOT minimum requirement of 8.50 percent. To ensure that our current capital level is fairly sufficient to absorb possible impacts from any change in the economic situation and BOT's regulations, for the present and future, the Bank continues to manage and monitor capital adequacy closely.

5. Operations of Support Groups

❑ Building an Effective, Performance-Based Organization

In the third quarter of 2007, the Bank has undergone some adjustments in recruiting strategies and plans to support efficient business expansion, especially for the Corporate Business Division and the SME Business Division. At the same time, the Bank has engaged in a Leadership Development Program for all management-level staff to improve upon their human resource supervisory skills and their ability to build effective operational teams, as well as for the future development of the overall organization. This is being carried out by using internal training courses, as well as content supplied by external training providers, including exceptionally-qualified international training providers. The efforts to improve our workforce have gone beyond even this step to research competitive overall compensation – including a study of remuneration and other incentives to ensure that we offer appropriate compensation to qualified staff in the job market. Details include:

- **Recruitment** – Steps taken in the third quarter of 2007 to assist in swifter and more convenient initial applications and recruitment of more efficient personnel were:
  - The setup of recruitment task forces for upcountry with the task of expediting the selection of desirable new staff.
  - Improvements were made to the applicants' assessment tools to better reflect individual skills and competencies required in specific positions, thus helping to focus upon individuals with above-average talent and expertise.
- **Leadership Development and Talent Management** – As mentioned above, training courses for all management-level staff were undertaken to improve upon their human resource supervisory skills. This program, aptly named the "HR for Non-HR Manager" training program has the primary purpose of teaching managerial-level staff how to effectively deal with their personnel. In addition, the Bank has also pursued a development program for talent staff, in preparation for an expanded scope of work to come, and in respond to the short- and long-term diverse business needs of the Bank and KASIKORNBANKGROUP.

❑ IT Security Policy and Infrastructure

In the third quarter of 2007, the Bank drafted a new IT security policy for KASIKORNBANKGROUP. This IT security policy was approved by the Bank's Board of Directors and is used to set principles and guidelines for a KASIKORNBANKGROUP IT security management framework that is in line with the comprehensive international ISO/IEC17799 IT security standards.

We have also set up an Information Security Working Team with the primary task of supporting the IT Sub-Committee in implementing measures to facilitate the building of a secure, unified and efficient IT system that supports KASIKORNBANKGROUP business strategies. It is also their job to promulgate security standards to safeguard data. They also perform regular review of procedures and policies, as well as organize projects and activities relevant to IT security, in addition to the task of ensuring efficient implementation of IT security policies.

❑ IT Outsourcing

In the third quarter of 2007, the Bank undertook extensive testing of the IT Disaster Recovery System, featuring online performance tests to ascertain readiness to support the transaction activity of branches, ATMs and credit cards in the event of an interruption of service, or disaster, affecting the Bank's main IT platform. These facilities therefore fulfill the Bank of Thailand's requirements for such backup.

6. KASIKORNBANK's Investments in Subsidiary and Associated Companies

Details of Investments

Company Name	Place	Type of Business	No. of Shares Issued	No. of Shares Held	Percentage Held (%)	Type of Shares	Operating Performance* For the First 9 Months of 2007 (Baht)
Investment in Asset Management Companies							
1. PHETHAI ASSET MANAGEMENT CO., LTD. Tel. 0-2694-5000 Ext.5208 Fax. 0-2694-5205	Bangkok	Asset Management	800,000,000	800,000,000	100.00	Ordinary	(18,224,358
Investment in Subsidiary Companies under KASIKORNBANKGROUP							
1. KASIKORN RESEARCH CENTER CO.,LTD. Tel. 0-2273-1144 Fax. 0-2270-1218	Bangkok	Services	100,000	100,000	100.00	Ordinary	5,989,49
2. KASIKORN ASSET MANAGEMENT CO.,LTD. Tel. 0-2693-2300 Fax. 0-2693-2320	Bangkok	Mutual Fund Management	27,154,274	27,154,274	100.00	Ordinary	252,327,74
3. KASIKORN SECURITIES PUBLIC CO.,LTD. Tel. 0-2696-0000 Fax. 0-2696-0099	Bangkok	Securities	60,000,000	59,995,762	99.99	Ordinary	68,082,07
4. KASIKORN FACTORING CO.,LTD. Tel. 0-2290-2900 Fax. 0-2276-9710	Bangkok	Lending Services	1,600,000	1,600,000	100.00	Ordinary	92,114,27
5. KASIKORN LEASING CO.,LTD. Tel. 0-2696-9999 Fax. 0-2696-9988	Bangkok	Lending Services	90,000,000	90,000,000	100.00	Ordinary	9,459,46
Investment in Selected Suppliers**							
1. PROGRESS GUNPAI CO., LTD. Tel. 0-2273-3900 Fax. 0-2270-1262	Bangkok	Services	200,000	200,000	100.00	Ordinary	40,036,23
2. PROGRESS PLUS CO.,LTD. Tel. 0-2225-2020 Fax. 0-2225-2021	Bangkok	Services	230,000	230,000	100.00	Ordinary	1,691,17
3. PROGRESS LAND AND BUILDINGS CO., LTD. Tel. 0-2275-1880 Fax. 0-2275-1889	Bangkok	Real Estate Development	7,516,000	7,516,000	100.00	Ordinary	(6,374,321
4. PROGRESS FACILITIES MANAGEMENT CO.,LTD. Tel. 0-2273-3288-91 Fax. 0-2273-3292	Bangkok	Services	50,000	50,000	100.00	Ordinary	4,200,14
5. PROGRESS MANAGEMENT CO.,LTD. Tel. 0-2225-1880 Fax. 0-2275-1889-91	Bangkok	Services	60,000	60,000	100.00	Ordinary	4,152,50

Company Name	Place	Type of Business	No. of Shares Issued	No. of Shares Held	Percentage Held (%)	Type of Shares	Operating Performance* For the First 9 Months of 2007 (Baht)
6. PROGRESS SOFTWARE CO.,LTD. Tel. 0-2225-7900-1 Fax. 0-2225-5654-5	Bangkok	Services	100,000	100,000	100.00	Ordinary	28,854,26
7. PROGRESS STORAGE CO.,LTD. Tel. 0-2273-3833 Fax. 0-2271-4784	Bangkok	Services	30,000	30,000	100.00	Ordinary	5,397,84
8. PROGRESS SERVICE CO.,LTD. Tel. 0-2273-3293-4 Fax. 0-2273-3292	Bangkok	Services	20,000	20,000	100.00	Ordinary	8,559,18
9. PROGRESS H R CO.,LTD. Tel. 0-2270-1070-6 Fax. 0-2270-1068-9	Bangkok	Services	10,000	10,000	100.00	Ordinary	10,598,08
10. PROGRESS SERVICE SUPPORT CO.,LTD. Tel. 0-2470-5420 Fax. 0-2-888-8882	Bangkok	Services	40,000	40,000	100.00	Ordinary	1,891,20
11. PROGRESS APPRAISAL CO.,LTD. Tel. 0-2273-3654-6 Fax. 0-2278-5035	Bangkok	Services	5,000	5,000	100.00	Ordinary	13,948,94
Investment in Associated Companies							
1. PROCESSING CENTER CO.,LTD. Tel. 0-2237-6330-4 Fax. 0-2237-6340	Bangkok	Services	100,000	30,000	30.00	Ordinary	115,899,98
2. N.C.ASSOCIATE CO.,LTD. Tel. - Fax. -	Bangkok	Trading	10,000	2,823	28.23	Ordinary	
3. RURAL CAPITAL PARTNERS CO.,LTD. Tel. 0-2318-3958 Fax. 0-2718-1850	Bangkok	Joint Venture	1,000,000	275,000	27.50	Ordinary	5
4. M GRAND HOTEL CO.,LTD. Tel. - Fax. -	Bangkok	Hotel	100,000,000	20,000,000	20.00	Ordinary	

Note: * These operating performance figures are shown in subsidiary and associated companies' financial statements.
** Selected Suppliers are the Bank's subsidiary companies that cooperate with and/or support the Bank's business operations.

END